QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 4, 2004

Registration No. 333-115259

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
TO
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

TEXAS ROADHOUSE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	5812	20-1083890
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6040 Dutchmans Lane, Suite 400
Louisville, Kentucky 40205
(502) 426-9984
(Address, including zip code, and telephone number,
including area code, of Registrant's principal executive offices)

G.J. Hart
Chief Executive Officer
Texas Roadhouse, Inc.
6040 Dutchmans Lane, Suite 400
Louisville, Kentucky 40205
(502) 426-9984
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
William G. Strench James A. Giesel Frost Brown Todd LLC 400 West Market Street, Suite 3200 Louisville, Kentucky 40202	Christopher C. Paci John P. Berkery Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus	SUBJECT TO COMPLETION, DATED OCTOBER 4, 2004

9,108,408 Shares

Texas Roadhouse, Inc.

Class A Common Stock

        Texas Roadhouse, Inc. is offering 6,250,000 shares of Class A common stock, our founder and chairman is offering 2,500,000 shares of Class A common stock, our chief executive officer is offering 218,758 shares of Class A common stock and our chief operating officer is offering 139,650 shares of Class A common stock. This is our initial public offering and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share. We will not receive any of the proceeds from shares sold by any selling stockholder.

        Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "TXRH."

Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" beginning on page 16.

	Per Share	Total

Offering price	$	$

Discounts and commissions to underwriters	$	$

Offering proceeds to us, before expenses	$	$

Offering proceeds to the selling stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        We and some of our stockholders have granted the underwriters the right to purchase up to 1,366,261 additional shares of Class A common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of Class A common stock to investors on or about October     , 2004.

Banc of America Securities LLC	Wachovia Securities

RBC Capital Markets	SG Cowen & Co.

The date of this prospectus is October     , 2004.

LOCATIONS

AS OF JUNE 29TH, 2004

Support Center
Louisville, Kentucky

ARIZONA
Mesa
Peoria
Phoenix

CALIFORNIA
Union City

COLORADO
Arvada
Aurora
Colorado Springs (2)
Fort Collins
Grand Junction
Greeley
Littleton
Longmont
Pueblo
Thornton

DELAWARE
Bear

FLORIDA
Gainesville
Lake City
Melbourne
Milton
Orange Park
Palm Bay

GEORGIA
Columbus
Gainesville
Hiram
Marietta
Newnan
Valdosta

IOWA
Cedar Falls
Cedar Rapids
Davenport

IDAHO
Ammon
Meridian

ILLINOIS
Champaign
Decatur
East Peoria
Joliet

INDIANA
Anderson
Avon
Bloomington
Clarksville
Columbus
Elkhart
Evansville
Fishers
Fort Wayne
Indianapolis (3)
Kokomo
Lafayette
Muncie
Richmond
Terre Haute

KANSAS
Olathe
Topeka

KENTUCKY
Ashland
Elizabethtown

KENTUCKY (cont.)
Fort Wright
Lexington
Louisville (2)
Owensboro
Paducah
Shively

LOUISIANA
Harvey
Lake Charles

MASSACHUSETTS
Brockton
Dartmouth
Everett
Methuen
Springfield

MARYLAND
Fruitland
Hagerstown
Pasadena
Westminster

MICHIGAN
Chesterfield
Lansing
Madison Heights
Roseville
Sterling Heights
Taylor

MISSOURI
Kirkwood
O'Fallon

MONTANA
Billings

NORTH CAROLINA
Asheville
Charlotte
Concord
Durham
Fayetteville
Gastonia
Hickory
Wilmington

NEW HAMPSHIRE
Nashua

NEW YORK
Vestal

OHIO
Alliance
Brooklyn
Cincinnati
Columbus (4)
Elyria
Hamilton
Lima
Milford
Newark
New Philadelphia
Springfield
Toledo

OKLAHOMA
Oklahoma City (2)
Tulsa

PENNSYLVANIA
Butler
Dickson City
Erie
Greensburg
Lancaster
Monaca
Washington
Wyomissing
York

RHODE ISLAND
Cranston

SOUTH CAROLINA
Anderson
Columbia (2)
Garden City
North Charleston
Taylor

TENNESSEE
Alcoa
Chattanooga
Gatlinburg
Johnson City
Kingsport
Knoxville (2)
Sevierville

TEXAS
Abilene
Amarillo
Brownsville
College Station
Conroe
Corpus Christi
Denton
Friendswood

TEXAS (cont.)
Fort Worth
Grand Prairie
Houston
Killeen
Live Oak
Longview
Lubbock
McAllen
Mesquite
Pasadena
Port Arthur
San Antonio
Texarkana
Tyler
Waco
Wichita Falls

UTAH
Salt Lake City

VIRGINIA
Chantilly
Christiansburg
Glen Allen
Lynchburg
Yorktown

WEST VIRGINIA
Clarksburg
Star City

WISCONSIN
Appleton
Green Bay
Kenosha

WYOMING
Cheyenne

MADE FROM SCRATCH
SIDES
TEXAS ROADHOUSE
FALL OFF THE BONE
RIBS

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We, the selling stockholders and the underwriters are not making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        "Texas Roadhouse," "Texasroadhouse.com" and the Texas Roadhouse logo are our registered trademarks. This prospectus also contains trademarks of companies other than Texas Roadhouse and use of these marks in this prospectus does not indicate an affiliation with or endorsement by these third parties.

SUMMARY

        You should read the entire prospectus carefully, including "Risk Factors" and the combined financial statements and accompanying notes, before making an investment decision. In this prospectus, the terms "our company," "we," "our" and "us" refer to Texas Roadhouse, Inc. and its predecessors Texas Roadhouse Holdings LLC and entities under common control, and their successors, as described below under "—Background to the Offering."

Our Business

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of June 29, 2004, 173 Texas Roadhouse restaurants were operating in 33 states. We owned and operated 94 restaurants in 25 states, and franchised and licensed an additional 79 restaurants in 18 states.

        We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. We also offer our customers, whom we call our guests, a selection of ribs, fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

        We have successfully grown the total number of Texas Roadhouse restaurants over the past four years from 67 restaurants as of December 26, 1999 to 162 as of December 30, 2003, representing a 24.7% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $286.5 million, income from operations increased from $6.7 million to $34.3 million and our net income increased from $4.0 million to $23.1 million, representing compounded annual growth rates of 41.7%, 50.2% and 55.0%, respectively.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

        Offering high quality, freshly prepared food.    A significant majority of our menu offerings consist of made-from-scratch entree and side items that are based on proprietary recipes and prepared daily at each restaurant. In addition we heavily invest in the training of and adherence to our recipe and quality standards.

        Focusing on dinner.    In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. We believe focusing on dinner allows our restaurant teams to offer higher quality, more consistent food and service to our guests and provides a better "quality-of-life" for our management teams, which allows us to attract and retain qualified management personnel.

        Offering attractive price points.    We offer our food and beverages at moderate price points which we believe are as low as or lower than those offered by our competitors. The per guest average check for the restaurants we owned and operated in 2003 was $13.53.

        Offering performance based manager compensation.    We believe we attract and retain talented, experienced, and highly motivated restaurant operators by offering performance based compensation programs to our restaurant mangers and area managers, who are called "managing partners" and "market partners," respectively.

        Creating a fun and comfortable atmosphere.    Our restaurants feature a rustic southwestern lodge decor accentuated with hand-painted murals, neon signs, southwestern prints, rugs, artifacts and jukeboxes which continuously play upbeat country hits.

Long-Term Strategies to Grow Earnings Per Share

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing and new markets.

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    We have made significant investments in our infrastructure over the past several years. As such, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Risk Factors

        An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the risks discussed in "Risk Factors," before investing in our Class A common stock:

  •
  our ability to open new restaurants, secure sufficient new sites and manage our planned expansion;

  •
  our ability to maintain or improve average unit volumes and comparable restaurant sales growth;

  •
  the continued service of key management personnel including managing partners and market partners;

  •
  changes in consumer preferences or consumer discretionary spending;

  •
  health concerns regarding beef or other food products; and

  •
  the effect of competition in the restaurant industry.

In addition, our founder and chairman will beneficially own approximately 61.6% of the voting power of our common stock after this offering and will be able to exert a controlling influence over all matters requiring stockholder approval, including the election of directors and significant business transactions.

Our Fiscal Year and Principal Office

        Our fiscal year consists of 52 or 53 weeks and ended on the last Sunday in December in fiscal years 1999, 2000 and 2001, and on the last Tuesday in December in fiscal years 2002 and 2003. Throughout this prospectus, our fiscal years are referred to as set forth below:

Fiscal Year Ended	Reference in This Prospectus
December 26, 1999	1999
December 31, 2000	2000
December 30, 2001	2001
December 31, 2002	2002
December 30, 2003	2003

Fiscal year 2000 included 53 weeks. Fiscal year 2002 included 52 weeks and 2 days as a consequence of the transition from a weekly period ending on a Sunday to a weekly period ending on a Tuesday. All other fiscal years shown included 52 weeks.

        Throughout this prospectus, the 26 weeks ended July 1, 2003 are referred to as 2003 YTD and the 26 weeks ended June 29, 2004 are referred to as 2004 YTD.

        Our principal executive office is located at 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205, and our telephone number is (502) 426-9984. We maintain a website at www.texasroadhouse.com on which we will post all reports we file with the Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934 after the closing of this offering. We also will post on this site our key corporate governance documents, including our board committee charters, our code of ethics and our principles of corporate governance. Information on our website is not, however, a part of this prospectus.

Background to the Offering

        Before this offering, we conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, which holds the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., which provides management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants and holds 765,502 common shares of Texas Roadhouse Holdings LLC;

  •
  WKT Restaurant Corp., the managing member of Texas Roadhouse Holdings LLC and which owned the right to receive a one percent royalty distribution on all sales of company and license Texas Roadhouse restaurants and held 178,125 common shares of Texas Roadhouse Holdings LLC; and

  •
  certain controlled franchise restaurants;

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. Our combined historical financial statements and financial and operating data that appear elsewhere in this prospectus reflect the combined operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities. This prospectus does not include the financial statements of Texas Roadhouse, Inc. since, as described below, it has only recently been formed for the purpose of effectuating this offering and will become the parent of Texas Roadhouse Holdings LLC and the above affiliated entities after the completion of the transactions described below. As of June 29, 2004, the operations that we conducted that are reflected in our combined financial statements consisted of 94 "company restaurants" that we owned and operated, of which 63 were wholly-owned and 31 were majority-owned or controlled by us and Mr. Taylor. Of these 31 restaurants, 22 were majority-owned by us and 9 were license or franchise restaurants under the common control of us and Mr. Taylor. In addition, as of such date, there were 79 "franchise restaurants," of which 75 were franchise restaurants and four were license restaurants.

        Before the completion of this offering, we will have undertaken the following transactions that will result in all of our operations being combined under our new holding company, Texas Roadhouse, Inc. and the issuance by Texas Roadhouse, Inc. of an aggregate of 21,182,964 shares of Class A common stock and 2,632,688 shares of Class B common stock:

  •
  In May 2004, WKT Restaurant Corp. merged into Texas Roadhouse, Inc., with W. Kent Taylor, as the sole stockholder of WKT Restaurant Corp., receiving 178,125 shares of Class A common stock and 2,632,688 shares of Class B common stock. As the sole shareholder of Texas Roadhouse, Inc., which is currently an "S" corporation, Mr. Taylor will be the beneficial owner of the one percent royalty distribution received by Texas Roadhouse, Inc., as successor to the merger with WKT Restaurant Corp., on all sales of company and license Texas Roadhouse restaurants through the date of the completion of this offering.

  •
  Texas Roadhouse Holdings LLC will become a subsidiary of Texas Roadhouse, Inc., with the equity holders receiving 17,814,538 shares of Class A common stock. Of these shares, Mr. Taylor will receive the beneficial ownership of 8,585,561 shares and the remaining equity holders will receive 9,228,977 shares.

  •
  Mr. Taylor will contribute his majority interest (450 shares) in Texas Roadhouse Development Corporation to Texas Roadhouse, Inc. in exchange for 1,754,531 shares of Class A common stock.

  •
  Texas Roadhouse Management Corp. will become a wholly-owned subsidiary of Texas Roadhouse, Inc., with the equity holders receiving 765,502 shares of Class A common stock. Of these shares, Mr. Taylor will receive 4 shares and the remaining equity holders will receive 765,498 shares.

  •
  Mr. Taylor will contribute his controlling interest (36,651 shares) in 9 franchise restaurants to Texas Roadhouse, Inc. in exchange for 670,268 shares of Class A common stock.

  •
  Texas Roadhouse, Inc. will become a "C" corporation.

        In addition, we will undertake the following acquisition transactions resulting in the issuance of an aggregate of 3,085,773 shares of Class A common stock:

  •
  we will acquire the remaining equity interests of Texas Roadhouse Development Corporation in exchange for 584,844 shares of Class A common stock;

  •
  we will acquire the remaining equity interests in all 31 of our majority-owned or controlled company restaurants (including the remaining equity interests in the 9 franchise restaurants in which Mr. Taylor's interest will also be acquired as described above) in exchange for 2,356,312 shares of Class A common stock; and

  •
  we will acquire all of the equity interests in one franchise restaurant in exchange for 144,617 shares of Class A common stock.

        As a result of all of these transactions, immediately before the completion of this offering:

  •
  24,268,737 shares of Class A common stock and 2,632,688 shares of Class B common stock will be outstanding (assuming an initial public offering price of $16.00 per share and excluding any option exercises since June 29, 2004) and

  •
  our company will have a total of 95 wholly-owned company restaurants and there will be 78 franchise restaurants (excluding any restaurants opened after June 29, 2004).

        The following table summarizes the shares of Class A and Class B common stock to be issued before the completion of this offering in connection with our corporate reorganization described above as if such transactions had occurred on June 29, 2004:

Shares to be Issued by Texas Roadhouse, Inc. in Connection with our Corporate Reorganization

	As of June 29, 2004
	Shares to be Issued in Connection with the Combination of Operations Under Common Control		Shares to be Issued for Remaining Equity Interests in Acquisition Transactions		Total
Class A shares to be issued to existing equity holders of:
Texas Roadhouse Holdings LLC	17,814,538				17,814,538
Texas Roadhouse Management Corp.	765,502				765,502
WKT Restaurant Corp.	178,125				178,125

Total	18,758,165				18,758,165

Texas Roadhouse Development Corporation	1,754,531	(1)	584,844	(2)	2,339,375
Restaurants:
22 Majority-owned restaurants			1,673,546		1,673,546
9 License/franchise controlled restaurants	670,268	(1)	682,766	(2)	1,353,034

Total 31 majority-owned/controlled restaurants	670,268		2,356,312		3,026,580
1 Franchise restaurant	0		144,617		144,617

Total restaurants	670,268		2,500,929		3,171,197

Total Class A shares	21,182,964		3,085,773		24,268,737

Excess distribution (3)	1,287,538

Pro forma Class A shares	22,470,502

Class B shares issued to Mr. Taylor for WKT Restaurant Corp.	2,632,688				2,632,688

Total Class B shares	2,632,688				2,632,688

(1)
W. Kent Taylor's equity interests only.

(2)
Other equity holders' interests.

(3)
These shares represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004. See Note 14 to our combined financial statements.

        None of the equity holders of Texas Roadhouse Holdings LLC or any other predecessor entity will receive cash in exchange for their interests in the respective entity in connection with our corporate reorganization. However, as described below under "Use of Proceeds" on page 29 and "Dividend Policy" on page 30, cash distributions will be made to the equity holders of Texas Roadhouse Holdings LLC and the other predecessor entities relating to their undistributed income for periods before the effective date of our corporate reorganization. Some of these distributions will be made after the completion of this offering. Other than Texas Roadhouse Holdings LLC which has retained a significant portion of its income, the other predecessor entities have generally distributed all of their net income to their equity holders on a monthly basis. As a result, the most significant distribution to be made after the closing of this offering will be the distribution to the equity holders of Texas Roadhouse Holdings LLC for its undistributed income for periods before the effective date of our corporate reorganization.

        As described under the caption "Certain Relationships and Related Transactions," nine of our directors, executive officers and 5% stockholders are equity holders of Texas Roadhouse Holdings LLC and/or the other predecessor entities, and as such, will receive cash and shares of Class A common stock and, with respect to Mr. Taylor only, Class B common stock in connection with these transactions. These individuals and their affiliated parties would be entitled to receive cash distributions totaling $25,423,000 relating to undistributed net income of Texas Roadhouse Holdings LLC for periods through June 29, 2004, and shares of Class A and Class B common stock valued at $358,008,862, based on a value per share equal to an assumed initial offering price of $16.00 per share of Class A common stock, which is the mid-point of the range set forth on the cover of this prospectus.

        Unlike our predecessor entities, Texas Roadhouse, Inc. will be a "C" corporation, and as such will be subject to federal and state income tax. We expect to record a cumulative net deferred tax liability and a corresponding charge to our provision for income taxes of approximately $5.0 million upon becoming a C corporation immediately before the closing of this offering.

The Offering

Class A common stock offered by us	6,250,000 shares
Class A common stock offered by our:
founder and chairman	2,500,000 shares
chief executive officer	218,758 shares
chief operating officer	139,650 shares
Total Class A common stock offered	9,108,408 shares
Shares to be outstanding after this offering
Class A common stock	30,518,737 shares
Class B common stock	2,632,688 shares

Total	33,151,425 shares
Voting rights
Holders of our Class A common stock and our Class B common stock will generally vote together as a single Class on all matters submitted to a vote of our stockholders. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. W. Kent Taylor, our founder and chairman, will be the only initial holder of Class B common stock. Upon the completion of this offering, W. Kent Taylor will beneficially own 2,632,688 shares of our Class B common stock and 8,688,489 shares of Class A common stock, representing approximately 61.6% of the voting power of our outstanding common stock.
Conversion rights	Our Class B common stock is convertible as follows:
•
upon the transfer of any share of Class B common stock to anyone other than W. Kent Taylor or any entity controlled by W. Kent Taylor, such share of Class B common stock will be automatically converted into one share of Class A common stock;
•
all of the Class B common stock will automatically convert into Class A common stock on a one-for-one basis upon the earliest to occur of (i) September 30, 2009, i.e., approximately 5 years after the completion of this offering, (ii) the date upon which the number of shares of Class A and Class B common stock beneficially owned by W. Kent Taylor represents less than 20.0% of the total number of shares of Class A and Class B common stock outstanding, or (iii) upon the death or disability of W. Kent Taylor; and
• at the election of the holders of Class B common stock, any share of Class B common stock may be converted into one share of Class A common stock.

Other common stock provisions
With the exception of voting rights and conversion rights, holders of Class A and Class B common stock generally have identical rights. See "Description of Capital Stock" for a description of the material terms of our common stock.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $91.5 million after deducting estimated underwriting discounts and commissions and expenses payable by us and assuming a public offering price of $16.00 per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus. We will use these net proceeds:
• to repay approximately $57.1 million of outstanding borrowings under our credit facility, including accrued interest thereon; and
•
to fund approximately $30.4 million of payments to our current equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004 and to fund additional payments relating to any undistributed net income for the periods from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc., which we estimate will be approximately $4.0 million.
We will not receive any of the proceeds from the sale of shares of our Class A common stock offered by any selling stockholder.
Proposed Nasdaq National Market symbol	"TXRH"

        Unless otherwise indicated, all of the information in this prospectus related to the number of shares of Class A common stock and Class B common stock to be outstanding or beneficially owned after this offering:

  •
  gives effect to the combination of our operations under Texas Roadhouse, Inc. and the acquisition transactions as described under the caption "Summary—Background to the Offering;"

  •
  gives effect to the 1.1875-for-1 stock split affecting all outstanding shares of our common stock which will be effective immediately before the consummation of this offering;

  •
  excludes 3,595,953 shares of Class A common stock issuable upon the exercise of stock options outstanding as of June 29, 2004, with a weighted average exercise price of $5.28 per share, a majority of which are currently exercisable, and excludes any option exercises since June 29, 2004;

  •
  assumes an initial public offering price of $16.00 per share of Class A common stock, which is the mid-point of the range set forth on the cover of this prospectus; and

  •
  assumes the underwriters do not exercise their over-allotment option.

        If the underwriters exercise their over-allotment option in full, we would sell 331,481 additional shares of class A common stock and the selling stockholders would sell 1,034,780 shares of class A common stock.

Summary Historical and Pro Forma Combined Financial and Operating Data

        You should read the data set forth below in conjunction with our combined financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Condensed Pro Forma Combined Financial Statements" and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma, pro forma as adjusted and pro forma as further adjusted financial data do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth below had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        Historical Combined Financial and Operating Data.    We derived the summary historical combined financial data for the years 2001, 2002 and 2003 from our audited combined financial statements, which have been audited and reported upon by KPMG LLP, an independent registered public accounting firm. We derived the summary historical combined financial data for 2003 YTD and as of and for 2004 YTD from our unaudited interim combined financial statements. In the opinion of management, our unaudited interim combined financial statements for 2003 YTD and 2004 YTD reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for 2003 YTD and 2004 YTD. The operating results of the interim periods are not necessarily indicative of results for a full year. Our audited combined financial statements and unaudited interim financial statements present the combined operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of W. Kent Taylor. Our historical results are not necessarily indicative of our results for any future period.

        Unaudited Pro Forma Combined Financial and Operating Data.    The pro forma data for all periods presented give effect to the combination of our operations under Texas Roadhouse, Inc., a new holding company that is a "C" corporation. All taxes on the income of Texas Roadhouse Holdings LLC were payable by its members. As a "C" corporation, we will be responsible for the payment of all federal and state corporate income taxes and, accordingly, the pro forma data give effect to the pro forma provision for income taxes. The pro forma share and net income per share data for all periods presented include the historical weighted average shares outstanding of Texas Roadhouse Holdings LLC and also give effect to the issuance of shares of Class A and Class B common stock to be issued to Mr. Taylor for his majority interest in Texas Roadhouse Development Corporation (1,754,531 Class A shares), for WKT Restaurant Corp. (2,632,688 Class B shares) and for his interests in nine controlled franchise restaurants. The number of shares to be issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and WKT Restaurant Corp. was calculated so as to be neither accretive nor dilutive to 2003 earnings per share and are the same for all periods presented. The number of shares to be issued to Mr. Taylor for his interest in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and varies during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. In addition for all periods, except for fiscal years 2001 and 2002 and 2003 YTD, the pro forma share and net income per share data presented includes 1,287,538 shares of Class A common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004. See note 2 below for the calculation of pro forma weighted average shares outstanding for each period. The pro forma balance sheet data as of June 29, 2004 give effect to the issuances of Class A and Class B common stock and the accrual of a liability for unpaid distributions of $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.

        Unaudited "Pro Forma as Adjusted for the Acquisition Transactions" Combined Financial and Operating Data.    The "Pro Forma as Adjusted for the Acquisition Transactions" combined financial data for the year 2003 and as of and for 2004 YTD give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of 3,085,773 shares of our Class A common stock.

        The shares of Class A common stock referred to in the preceding paragraph include 2,356,312 shares to be issued to the remaining equity holders of the 31 majority-owned or controlled company restaurants, 584,844 shares to be issued to the remaining equity holders of Texas Roadhouse Development Corporation, and 144,617 shares to the equity holders of the one franchise restaurant. The number of shares to be issued in connection with our acquisition of the equity interests in the one franchise restaurant and the remaining equity interests in the 31 majority-owned or controlled company restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements. The number of shares to be issued for the remaining equity interests in Texas Roadhouse Development Corporation was calculated so as to be neither accretive nor dilutive to 2003 earnings.

        Unaudited "Pro Forma as Further Adjusted for This Offering" Combined Financial and Operating Data.    The "Pro Forma as Further Adjusted for This Offering" combined financial data for the year 2003 and as of and for 2004 YTD give further effect to:

  •
  our issuance and sale of 6,250,000 shares of Class A common stock in this offering at the assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus;

  •
  the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to:

  •
  repay outstanding borrowings under our credit facility, including accrued interest thereon, in the amount of approximately $60.5 million as of June 29, 2004; and

  •
  fund declared, but unpaid, distributions of approximately $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004; and

  •
  a cumulative net deferred tax liability of approximately $5.0 million.

For a reconciliation between the use of proceeds from this offering as described above and as described under the caption "Use of Proceeds" in this prospectus, refer to note 11 under "Notes to Unaudited Condensed Pro Forma Combined Financial Statements."

        With respect to the pro forma financial data, the pro forma transactions described above have been applied (a) with respect to statements of income data, as if the applicable transactions had occurred at the beginning of the respective period and (b) with respect to balance sheet data, as if the applicable transactions had occurred at the end of the respective period.

	Fiscal Year					26 Weeks Ended
						(Unaudited)
				Unaudited
	2001	2002	2003	Pro Forma As Adjusted For The Acquisition Transactions 2003	Pro Forma As Further Adjusted For This Offering 2003	2003 YTD	2004 YTD	Pro Forma As Adjusted For The Acquisition Transactions 2004 YTD	Pro Forma As Further Adjusted For This Offering 2004 YTD
	(in thousands, except per share data)
Combined Statements of Income:
Revenue:
Restaurant sales	$154,359	$226,756	$279,519	$283,099	$283,099	$135,315	$169,675	$171,656	$171,656
Franchise royalties and fees	5,553	6,080	6,934	6,827	6,827	3,318	4,142	4,083	4,083

Total revenue	159,912	232,836	286,453	289,926	289,926	138,633	173,817	175,739	175,739
Income from operations	13,689	26,312	34,258	34,711	34,711	17,221	19,968	20,210	20,210
Interest expense, net	3,649	4,212	4,350	4,350	1,782	2,039	2,039	2,039	999
Minority interest	2,899	5,168	6,704	—	—	3,443	3,857	—	—
Equity income (loss) from investments in unconsolidated affiliates	25	21	(61)	(84)	(84)	(37)	70	58	58
Other income	125	—	—	—	—	—	—	—	—

Net income	$7,291	$16,953	$23,143	$30,277	$32,845	$11,702	$14,142	$18,229	$19,269

Pro forma data (unaudited):
Historical income before taxes	$7,291	$16,953	$23,143	$30,277	$32,845	$11,702	$14,142	$18,229	$19,269
Pro forma provision for income taxes(1)	2,559	6,041	8,379	10,968	16,906	4,236	4,989	6,436	11,785

Net income adjusted for pro forma provision for income taxes	$4,732	$10,912	$14,764	$19,309	$15,939	$7,466	$9,153	$11,793	$7,484

Net income adjusted for pro forma provision for income taxes per common share:
Basic	$0.20	$0.47	$0.60	$0.69	$0.49	$0.32	$0.37	$0.42	$0.23

Diluted	$0.20	$0.44	$0.57	$0.66	$0.46	$0.30	$0.34	$0.39	$0.21

Pro forma weighted average shares outstanding:(2)
Basic	23,487	23,334	24,715	27,801	32,764	23,430	25,075	28,161	33,124

Diluted	24,143	24,688	26,047	29,133	34,794	24,876	27,083	30,169	35,408

	As of June 29, 2004
	(Unaudited)
	Historical	Pro Forma	Pro Forma As Adjusted For the Acquisition Transactions	Pro Forma As Further Adjusted for This Offering(2)(3)
	(in thousands)
Combined Balance Sheet Data:
Cash and cash equivalents	$7,825	$7,825	$8,136	$8,743
Total assets	162,273	162,273	205,953	206,560
Long-term debt and obligations under capital leases, including current portion	67,066	67,066	67,066	14,603
Total common stockholders' equity	$44,955	$14,525	$63,876	$150,424
	Fiscal Year					26 Weeks Ended
						(Unaudited)
				Unaudited
	2001	2002	2003	Pro Forma As Adjusted For The Acquisition Transactions 2003	Pro Forma As Further Adjusted for This Offering 2003	2003 YTD	2004 YTD	Pro Forma As Adjusted For The Acquisition Transactions 2004 YTD	Pro Forma As Further Adjusted For This Offering 2004 YTD
	(in thousands, except per share data)
Selected Operating Data:
Company restaurants:
Number open at end of period	56	77	87	88	88	81	94	95	95
Average unit volumes (4)	$3,313	$3,270	$3,401	$3,404	$3,404	$1,708	$1,859	$1,861	$1,861
Comparable restaurant sales growth (5)	1.5%	3.7%	3.4%	3.5%	3.5%	1.8%	8.8%	8.9%	8.9%
EBITDA (6)(7)	$15,962	$28,041	$36,055	$43,244	$43,244	$17,899	$21,097	$25,212	$25,212
EBITDA as a % of revenue	10.0%	12.0%	12.6%	14.9%	14.9%	12.9%	12.1%	14.3%	14.3%
Net cash provided by operating activities	$22,502	$31,718	$42,158	$43,233	$43,233	$14,284	$25,514	$25,317	$25,317
Net cash used in investing activities	$(35,769)	$(32,764)	$(26,524)	$(26,530)	$(26,530)	$(13,514)	$(21,790)	$(21,799)	$(21,799)
Net cash provided by (used in) financing activities	$9,894	$4,945	$(17,722)	$(18,195)	$(17,588)	$(8,292)	$(1,627)	$(1,867)	(1,260)

(1)
The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation. The adjustment is based upon the information shown in the table below. The combined state tax rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and to tip tax credits.

	Pro Forma
	2001	2002	2003	2003 YTD (1)	2004 YTD (1)
Effective federal tax rate	31.0%	32.1%	32.5%	32.5%	32.0%
Combined state tax rate	4.1%	3.5%	3.7%	3.7%	3.3%
Combined effective federal and state tax rate	35.1%	35.6%	36.2%	36.2%	35.3%
  (1)
  For all pro forma data.

Upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $5.0 million which is not reflected in the pro forma information.

(2)
The following table sets forth the calculation of pro forma weighted average shares outstanding (in thousands):

	52 Weeks Ended					26 Weeks Ended
	2001	2002	2003	Pro Forma As Adjusted For The Acquisition Transactions 2003	Pro Forma As Adjusted For This Offering 2003	2003 YTD	2004 YTD	Pro Forma As Adjusted For The Acquisition Transactions 2004 YTD	Pro Forma As Adjusted For This Offering 2004 YTD
Net income adjusted for pro forma income taxes	$4,732	$10,912	$14,764	$19,309	$15,939	$7,466	$9,153	$11,793	$7,484
Basic EPS:
Weighted-average common shares outstanding:
Texas Roadhouse Holdings	17,918	18,017	18,370	18,370	18,370	18,302	18,730	18,730	18,730
Shares issued for distribution payable	—	—	1,287	1,287	—	—	1,287	1,287	—
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interest in 9 restaurants	1,181	929	670	670	670	740	670	670	670
Class A shares to remaining equity holders	—	—	—	3,086	3,086	—	—	3,086	3,086
Shares to be sold in the offering	—	—	—	—	6,250	—	—	—	6,250

Total	23,487	23,334	24,715	27,801	32,764	23,430	25,075	28,161	33,124
Basic EPS	$0.20	$0.47	$0.60	$0.69	$0.49	$0.32	$0.37	$0.42	$0.23

Diluted EPS:
Weighted-average common shares outstanding:
Shares assumed issued on exercise of dilutive share equivalents	2,475	3,296	3,720	3,720	3,720	3,592	3,658	3,658	3,658
Shares assumed purchased with proceeds of dilutive share equivalents	(1,819)	(1,942)	(2,388)	(2,388)	(1,690)	(2,146)	(1,650)	(1,650)	(1,374)
Texas Roadhouse Holdings	17,918	18,017	18,370	18,370	18,370	18,302	18,730	18,730	18,730
Shares issued for distribution payable	—	—	1,287	1,287	—	—	1,287	1,287	—
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interest in 9 restaurants	1,181	929	670	670	670	740	670	670	670
Class A shares to remaining equity holders				3,086	3,086			3,086	3,086
Shares to be sold in the offering	—	—	—	—	6,250	—	—	—	6,250

Shares applicable to diluted earnings	24,143	24,688	26,047	29,133	34,794	24,876	27,083	30,169	35,408
Diluted EPS	$0.20	$0.44	$0.57	$0.66	$0.46	$0.30	$0.34	$0.39	$0.21

(3)
We will also use a portion of the net proceeds of this offering to fund additional payments relating to the net income of Texas Roadhouse Holdings LLC for periods from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc.

(4)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured.

(5)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full six months before the beginning of the earlier fiscal period.

(6)
EBITDA consists of net income plus interest expense, plus income tax provision and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

    •
    it is a widely accepted financial indicator of a company's ability to service its debt and a variation of it is used in determining compliance with certain covenants under our credit facility and other loan agreements;

    •
    it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

    •
    it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

    •
    as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

    •
    in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management.

The following table provides a reconciliation of net income to EBITDA:

	Fiscal Year					26 Weeks Ended
						(Unaudited)
				Unaudited
	2001	2002	2003	Pro Forma As Adjusted For The Acquisition Transactions 2003	Pro Forma As Further Adjusted For This Offering 2003	2003 YTD	2004 YTD	Pro Forma As Adjusted For The Acquisition Transactions 2004 YTD	Pro Forma As Further Adjusted For This Offering 2004 YTD
	(in thousands)
Net income adjusted for pro forma provision for income taxes	$4,732	$10,912	$14,764	$19,309	$15,939	$7,466	$9,153	$11,793	$7,484
Provision for income taxes	2,559	6,041	8,379	10,968	16,906	4,236	4,989	6,436	11,785
Interest expense	3,649	4,212	4,350	4,350	1,782	2,039	2,039	2,039	999
Depreciation and amortization	5,022	6,876	8,562	8,617	8,617	4,158	4,916	4,944	4,944

EBITDA	$15,962	$28,041	$36,055	$43,244	$43,244	$17,899	$21,097	$25,212	$25,212

(7)
EBITDA includes rent expense of $4.4 million, $5.1 million and $6.0 million for the years 2001, 2002, and 2003, respectively. For year 2003, "Pro Forma as Adjusted for the Acquisition Transactions" and "Pro Forma as Further Adjusted for This Offering," EBITDA includes rent expense of $6.2 million. For 2003 YTD and 2004 YTD, EBITDA includes rent expense of $2.9 million and $3.4 million, respectively. For 2004 YTD, "Pro Forma as Adjusted for the Acquisition Transactions" and "Pro Forma as Further Adjusted for This Offering," EBITDA includes rent expense of $3.4 million.

RISK FACTORS

        An investment in our Class A common stock involves a high degree of risk. You should carefully read and consider the risks described below before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially harmed. In any such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment. When determining whether to buy our Class A common stock, you should also refer to the other information in this prospectus, including our combined financial statements and the related notes.

Risks Related to Our Business

If we fail to manage our growth effectively, it could harm our business.

        Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. Our existing restaurant management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure. If we are unable to manage our growth effectively, our business and operating results could be materially adversely impacted.

You should not rely on past increases in our average unit volumes or our comparable restaurant sales as an indication of our future results of operations because they may fluctuate significantly.

        A number of factors have historically affected, and will continue to affect, our average unit volumes and comparable restaurant sales, including, among other factors:

  •
  our ability to execute our business strategy effectively;

  •
  unusually strong initial sales performance by new restaurants;

  •
  competition;

  •
  consumer trends;

  •
  introduction of new menu items; and

  •
  general regional and national economic conditions.

        Our average unit volumes and comparable restaurant sales may not increase at rates achieved over the past several years. Changes in our average unit volumes and comparable restaurant sales could cause the price of our Class A common stock to fluctuate substantially.

Our growth strategy, which primarily depends on our ability to open new restaurants that are profitable, is subject to many factors, some of which are beyond our control.

        Our objective is to grow our business and increase shareholder value by (1) expanding our base of company restaurants (and, to a lesser extent, franchise restaurants) that are profitable and (2) increasing sales and profits at existing restaurants. While both these methods of achieving our objective are important to us, historically the most significant means of achieving our objective has been through opening new restaurants and operating these restaurants on a profitable basis. We expect this to continue to be the case in the future.

        We cannot assure you that we will be able to open new restaurants in accordance with our expansion plans. We have experienced delays in opening some of our restaurants in the past and may experience delays in the future. Delays or failures in opening new restaurants could materially adversely affect our growth strategy. One of our biggest challenges in executing our growth strategy is locating and securing an adequate supply of suitable new restaurant sites. Competition for suitable restaurant sites in our target markets is intense and we cannot assure you that we will be able to find sufficient suitable locations, or suitable purchase or lease terms, for our planned expansion in any future period. Our ability to open new restaurants will also depend on numerous other factors, some of which are beyond our control, including, but not limited to, the following:

  •
  our ability to hire, train and retain qualified operating personnel, especially market partners and managing partners;

  •
  the availability of construction materials and labor;

  •
  our ability to control construction and development costs of new restaurants;

  •
  our ability to secure required governmental approvals and permits in a timely manner, or at all;

  •
  our ability to secure liquor licenses;

  •
  the cost and availability of capital to fund construction costs and pre-opening expenses; and

  •
  weather and acts of God.

        Once opened, we anticipate that our new restaurants will generally take several months to reach planned operating levels due to start-up inefficiencies typically associated with new restaurants. We cannot assure you that any restaurant we open will be profitable or obtain operating results similar to those of our existing restaurants. Our ability to operate new restaurants profitably will depend on numerous factors, some of which are beyond our control, including, but not limited to, the following:

  •
  competition;

  •
  consumer acceptance of our restaurants in new markets;

  •
  the ability of the market partner and the managing partner to execute our business strategy at the new restaurant;

  •
  general regional and national economic conditions;

  •
  changes in government regulation; and

  •
  road construction and other factors limiting access to the restaurant.

Our failure to successfully open new restaurants that are profitable in accordance with our growth strategy could harm our business and future prospects.

Our franchisees could take actions that could harm our business.

        Our franchisees are contractually obligated to operate their restaurants in accordance with Texas Roadhouse standards. We also provide training and support to franchisees. However, franchisees are independent third parties that we do not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with our standards, the Texas Roadhouse image and reputation could be harmed, which in turn could adversely affect our business and operating results.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to a number of factors, some of which are beyond our control, resulting in a decline in our stock price.

        Our quarterly operating results may fluctuate significantly because of several factors, including:

  •
  the timing of new restaurant openings and related expenses;

  •
  restaurant operating costs for our newly-opened restaurants, which are often materially greater during the first several months of operation than thereafter;

  •
  labor availability and costs for hourly and management personnel;

  •
  profitability of our restaurants, especially in new markets;

  •
  changes in interest rates;

  •
  increases and decreases in average unit volumes and comparable restaurant sales;

  •
  impairment of long-lived assets, including goodwill, and any loss on restaurant closures;

  •
  general economic conditions, both nationally and locally;

  •
  negative publicity relating to the consumption of beef or other products we serve;

  •
  changes in consumer preferences and competitive conditions;

  •
  expansion to new markets;

  •
  increases in infrastructure costs; and

  •
  fluctuations in commodity prices.

        Our business is also subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season of each year. As a result, our quarterly operating results and comparable restaurant sales may fluctuate as a result of seasonality. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year and comparable restaurant sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our Class A common stock would likely decrease.

If we lose the services of any of our key management personnel, our business could suffer.

        Our future success significantly depends on the continued services and performance of our key management personnel, particularly G. J. Hart, our chief executive officer; Scott M. Colosi, our chief financial officer; Steven L. Ortiz, our chief operating officer; and W. Kent Taylor, our founder and chairman. Our future performance will depend on our ability to motivate and retain these and other key officers and managers, particularly market partners and managing partners. Competition for these employees is intense. The loss of the services of members of our senior management or other key officers or managers or the inability to attract additional qualified personnel as needed could materially harm our business.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

        We own certain common law trademark rights and a number of federal and international trademark and service mark registrations, including the Texas Roadhouse® name and logo, and proprietary rights relating to certain of our core menu offerings. We believe that our trademarks and other proprietary rights are important to our success and our competitive position. We, therefore, devote appropriate resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized usage or imitation by others, which could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

        We are not aware of any assertions that our trademarks or menu offerings infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items in the future or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and it may not be available on acceptable terms.

        The development of our business may require significant additional capital in the future to, among other things, fund our operations and growth strategy. We have historically relied upon bank financing and private sales of equity interests in certain restaurants to fund our operations. Going forward, we will continue to rely on bank financing and also expect to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on terms favorable to us, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our outstanding debt. These factors may make the timing, amount, terms and conditions of additional financings unattractive to us. If we are unable to raise additional capital, our growth could be impeded.

Our existing credit facility limits our ability to incur additional debt.

        Our existing credit facility prohibits us from incurring additional debt outside the facility except for equipment financing up to $3 million, unsecured debt up to $500,000 and up to $15 million of debt incurred by majority-owned companies formed to own new restaurants. Additionally, the lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 1.10 to 1.00 and a maximum consolidated leverage ratio of 3.50 to 1.00 through June 29, 2004, 3.25 to 1.00 for the four quarters prior to June 28, 2005 and 3.00 to 1.00 for the four quarters prior to June 30, 2006.

        We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants. Our loan agreement for our Mesquite, Texas restaurant requires us to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.0. Our loan agreement with another lender for our Pasadena, Texas restaurant also requires a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00. Our loan agreement with a third lender for our New Philadelphia, Ohio restaurant requires a minimum fixed charge coverage ratio of 1.30 to 1.00. Finally, we have multiple loan agreements with a fourth lender for our restaurants located in Peoria, Arizona; Charlotte, North Carolina; Wilmington, North Carolina; Richmond, Virginia; and Cheyenne, Wyoming, each of which imposes a covenant to maintain a debt coverage ratio of 1.20 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing from these lenders. Additionally, we would be in default of these loan agreements, which could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. We are currently in compliance with all of our lenders' covenants. None of our other long-term loan agreements imposes financial covenants or otherwise limits our ability to borrow.

        We have accepted a commitment letter for a new $150.0 million five-year revolving credit facility which will replace our existing credit facility after the completion of this offering. Our ability to incur debt outside the facility will still be restricted, subject to some exceptions yet to be determined. The new facility will similarly impose financial covenants, including maintaining a minimum fixed charge coverage ratio of 1.50 to 1.00 and a maximum leverage ratio of 3.00 to 1.00. The lenders' obligation to extend credit under the new facility will depend upon our compliance with these covenants. The commitment of the lenders for the new facility is subject to the negotiation, execution and delivery of final loan documents and other customary conditions, and there can be no assurance that the facility will be completed.

The acquisition of existing restaurants from our franchisees and licensees may have unanticipated consequences that could harm our business and our financial condition.

        We may seek to selectively acquire existing restaurants from our franchisees or licensees. To do so, we would need to identify suitable acquisition candidates, negotiate acceptable acquisition terms if not already addressed in the franchise agreement, and obtain appropriate financing. Any acquisition that we pursue, whether or not successfully completed, may involve risks, including:

  •
  material adverse effects on our operating results, particularly in the fiscal quarters immediately following the acquisition as the acquired restaurants are integrated into our operations;

  •
  risks associated with entering into markets or conducting operations where we have no or limited prior experience; and

  •
  the diversion of management's attention from other business concerns.

        Future acquisitions of existing restaurants from our franchisees or licensees, which may be accomplished through a cash purchase transaction, the issuance of shares of our Class A common stock or a combination of both, could have a dilutive impact on holders of our Class A common stock, and result in the incurrence of debt and contingent liabilities and impairment charges related to goodwill and other intangible assets, any of which could harm our business and financial condition.

Approximately 22% of our company restaurants are located in Texas and, as a result, we are sensitive to economic and other trends and developments in that state.

        As of June 29, 2004, we operated a total of 21 company restaurants in Texas. As a result, we are particularly susceptible to adverse trends and economic conditions in this state, including its labor market. In addition, given our geographic concentration in this state, negative publicity regarding any of our restaurants in Texas could have a material adverse effect on our business and operations, as could other occurrences in Texas such as local strikes, energy shortages or increases in energy prices, droughts, earthquakes, fires or other natural disasters.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

        Some of our new restaurants will be located in areas where we have little or no meaningful experience. Those markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new restaurants to be less successful than restaurants in our existing markets. An additional risk of expanding into new markets is the lack of market awareness of the Texas Roadhouse® brand. Restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant-level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average unit volumes, if at all, thereby affecting our overall profitability.

Risks Relating to the Food Service Industry

Our business is affected by changes in consumer preferences and discretionary spending.

        Our success depends, in part, upon the popularity of our food products. Shifts in consumer preferences away from our restaurants or cuisine, particularly beef, would harm our business. Also, our success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience declines in sales during economic downturns or during periods of uncertainty like that which followed the terrorist attacks on the United States on September 11, 2001. Any material decline in the amount of discretionary spending could have a material adverse effect on our sales, results of operations, business and financial condition.

Our success depends on our ability to compete with many food service businesses.

        The restaurant industry is intensely competitive and we compete with many well-established food service companies on the basis of taste, quality and price of products offered, guest service, atmosphere, location and overall guest experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. Many of our competitors or potential competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in pricing, marketing and the casual dining restaurant industry better than we can. As our competitors expand their operations, we expect competition to intensify. We also compete with other restaurant chains and other retail businesses for quality site locations and hourly employees.

Changes in food and supply costs could adversely affect our results of operations.

        Our profitability depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in food prices, particularly proteins, could adversely affect our operating results. In addition, we are susceptible to increases in food costs as a result of factors beyond our control, such as weather conditions, food safety concerns, product recalls and government regulations. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, because we provide a moderately priced product, we may not seek to or be able to pass along price increases to our guests. In response to recent increases in food and supply costs, we increased our overall menu prices by approximately 2.5%, effective October 2004. We cannot assure you that this increase will have a positive impact on our results of operations.

        We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor were unable to fulfill its obligations under its contracts, we could encounter supply shortages and incur higher costs to secure adequate supplies, either of which would harm our business.

The food service industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in significant liabilities or litigation costs.

        Food service businesses can be adversely affected by litigation and complaints from guests or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from eating at our restaurants. We could also incur significant liabilities if a lawsuit or claim results in a decision against us or litigation costs regardless of the result.

        In June 2004, we voluntarily closed our Fort Collins, Colorado restaurant for two days while local health officials investigated reports from more than 200 customers and employees that had become ill with flu-like symptoms after spending time in the restaurant on one Saturday. None of the persons interviewed was hospitalized. We understand that investigators for the local health authorities have concluded that the illnesses were caused by a norovirus. This is a common virus that is rapidly transmitted by person-to-person contact in enclosed spaces such as restaurants, nursing homes and hospitals, schools and day care centers and vacation settings including cruise ships. According to the Centers for Disease Control, an estimated 23 million cases of acute gastroenteritis annually are due to norovirus infection. Local health department officials were unable to determine the cause of the norovirus outbreak in our restaurant. To date, the incident has not had an adverse impact on any of our restaurants other than the one where it occurred, and no lawsuits or other proceedings have been initiated as a result of the incident. Continued adverse publicity or legal proceedings arising from the incident could harm our business.

Health concerns relating to the consumption of beef or other food products could affect consumer preferences and could negatively impact our results of operations.

        Like other restaurant chains, consumer preferences could be affected by health concerns about the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury generally. In recent years there has been negative publicity concerning e-coli, hepatitis A, "mad cow" and "foot-and-mouth" disease. This negative publicity, as well as any other negative publicity concerning food products we serve, may adversely affect demand for our food and could result in a decrease in guest traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu, we may lose guests who do not prefer the new concept or menu, and may not be able to attract sufficient new guests to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended guests as a result of a change in our concept and may not be able to compete successfully against those competitors. A decrease in guest traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Our business could be adversely affected by increased labor costs or labor shortages.

        Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our managers and hourly employees. Increased labor costs due to competition, increased minimum wage or employee benefits costs or otherwise, would adversely impact our operating expenses. In addition, our success depends on our ability to attract, motivate and retain qualified employees, including restaurant managers and staff, to keep pace with our growth strategy. If we are unable to do so, our results of operations may be adversely affected.

We may not be able to obtain and maintain licenses and permits necessary to operate our restaurants and compliance with laws could adversely affect our operating results.

        The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals, including liquor licenses, could adversely affect our operating results. Difficulties or failure to obtain the required licenses and approvals could delay or result in our decision to cancel the opening of new restaurants. Local authorities may revoke, suspend or deny renewal of our liquor licenses if they determine that our conduct violates applicable regulations.

        In addition to our having to comply with these licensing requirements, various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers' compensation rates, citizenship requirements and sales taxes. A number of factors could adversely affect our operating results, including:

  •
  additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits;

  •
  increased tax reporting and tax payment requirements for employees who receive gratuities;

  •
  a reduction in the number of states that allow gratuities to be credited toward minimum wage requirements; and

  •
  increased employee litigation including claims relating to the Fair Labor Standards Act.

        The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for disabled persons.

Complaints or litigation may hurt us.

        Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to our restaurants, or that we have problems with food quality or operations. We are also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, or we could become subject to class action lawsuits related to these matters in the future. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their guests. In addition, we are subject to "dram shop" statutes. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under dram shop statutes. Because a plaintiff may seek punitive damages, which may not be covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our performance. A judgment significantly in excess of our insurance coverage for any claims could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these allegations may materially adversely affect us and our restaurants.

Our current insurance may not provide adequate levels of coverage against claims.

        We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure, such as losses due to natural disasters or acts of terrorism. Such damages could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in materially different amounts of expense under these programs, which could have a material adverse effect on our financial condition and results of operations.

Risks Related to This Offering

We cannot assure you that a market will develop for our Class A common stock or what the market price of our Class A common stock will be.

        Before this offering, there was no public trading market for our Class A common stock, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. The initial public offering price for our Class A common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after this offering or to any other established criteria of our value. It is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our certificate of incorporation and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without approval of the Class A shareholders, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion as our board of directors may determine. The issuance of blank check preferred stock may adversely affect the voting and other rights of the holders of our common stock as our board of directors may designate and issue preferred stock with terms that are senior to our common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Class A common stock. See "Description of Capital Stock."

        The Delaware General Corporation Law prohibits us from engaging in "business combinations" with "interested shareholders" (with some exceptions) unless such transaction is approved in a prescribed manner. The existence of this provision could have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for our common stock.

There may be an adverse effect on the value of our Class A common stock due to the disparate voting rights of our Class A common stock and our Class B common stock.

        The holders of our Class A common stock and Class B common stock generally have identical rights except that (1) on all matters to be voted on by stockholders, holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share, and (2) holders of our Class A common stock are not entitled to vote on any alteration of the powers, preferences or special rights of the Class B common stock that would not adversely affect the holders of our Class A common stock. The difference in the voting rights of our Class A common stock and Class B common stock could adversely affect the value of the Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the superior voting rights of our Class B common stock. See "Description of Capital Stock" for a description of our common stock and rights associated with it.

Approximately 73% of our outstanding shares of common stock may be sold into the public market in the future, which could depress our stock price.

        The 9,108,408 shares of Class A common stock sold in this offering (and any shares sold upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act of 1933, except for any shares purchased by our officers, directors and principal stockholders or are purchased pursuant to our directed share program which will be subject to a lock-up agreement with us. The remaining 24,043,017 shares of Class A and Class B common stock held by existing stockholders (assuming the underwriters do not exercise their over-allotment option) will be "restricted securities" as that term is defined in Rule 144 under the Securities Act which will be freely tradeable subject to applicable holding period, volume and other limitations under Rule 144. We expect that at the time of the closing of this offering, only 93% of these restricted securities will be subject to lock-up agreements with the underwriters, restricting the sale of such shares for 180 days after the date of this prospectus. These lock-up agreements are subject to a number of exceptions and holders may be released from these agreements without prior notice at the discretion of Banc of America Securities LLC and Wachovia Capital Markets, LLC. See "Shares Eligible For Future Sale."

        Sales of substantial amounts of Class A common stock in the public market, or the perception that these sales may occur, could adversely affect the prevailing market price of our Class A common stock and our ability to raise capital through a public offering of our equity securities. See "Shares Eligible for Future Sale" which describes the circumstances under which restricted shares or shares held by affiliates may be sold in the public market.

Our founder and chairman will control our company and this control could inhibit potential changes of control.

        Following this offering, our founder and chairman, W. Kent Taylor, will beneficially own all of our outstanding shares of Class B common stock and 8,688,489 shares of Class A common stock, representing approximately 61.6% of our voting power. As a result, Mr. Taylor will have the ability to control our management and affairs and the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors, any merger, consolidation or sale of all or substantially all of our assets. The Class B common stock has ten votes per share, while Class A common stock, which is the stock we are offering in this prospectus, has one vote per share. While this dual-class structure is in effect, W. Kent Taylor would be able be able to control all matters submitted to our stockholders even if in the future he were to own significantly less than 50% of the equity of our company. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses. As a result, the market price of Class A common stock could be adversely affected.

Our founder and chairman will control our company and his interests may differ from your interests.

        As a result of W. Kent Taylor's controlling interest in our Company as described above, Mr. Taylor will be able to exercise a controlling influence over our business and affairs and will be able to unilaterally determine the outcome of any matter submitted to a vote of our stockholders. Mr. Taylor's interests in our company may differ from the interests of our other stockholders, and Mr. Taylor could take actions or make decisions that are not in your best interests.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

        Investors purchasing shares of our Class A common stock in this offering will pay more for their shares than the amount paid by existing stockholders who acquired shares before this offering. Accordingly, if you purchase Class A common stock in this offering, you will incur immediate dilution in net tangible book value per share. If the holders of outstanding options exercise these options, you will incur further dilution. See "Dilution."

We have no plans to pay cash dividends.

        We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy."

An employee of an underwriter sent an unauthorized e-mail to one potential investor in connection with this offering.

        On September 28, 2004, an employee of Wachovia Capital Markets, LLC, one of the underwriters in this offering, distributed an unauthorized e-mail message containing information relating to us to one potential institutional investor. The e-mail may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. We understand that the potential investor who received the e-mail has been notified by Wachovia that it was distributed in error, should be deleted and not distributed to any third party and should not be relied upon by any person in any manner in making a decision whether to purchase shares of our Class A common stock in this offering. We further understand that the underwriters have determined not to sell any shares of our Class A common stock to the recipient of the e-mail. Wachovia has agreed to indemnify us and the selling stockholders for losses that we may incur as a result of the distribution of the e-mail. We do not believe that we will be subject to any material liability as a result of the distribution of the e-mail.

As a holding company, we depend on distributions from our subsidiaries.

        We hold our restaurants and our other operating assets through wholly-owned subsidiaries. Because of our holding company structure, we depend upon distributions from our subsidiaries to meet our obligations. Our subsidiaries may pay distributions to Texas Roadhouse, Inc. only as long as those distributions would not cause the subsidiary's liabilities to exceed its assets or render the subsidiary unable to pay its obligations as they become due in the ordinary course of business. Restrictions on our ability to access operating cash flow from our operating subsidiaries could restrict our growth and make it more difficult to execute our business strategy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed under "Risk Factors" elsewhere in this prospectus, factors that could contribute to these differences include, but are not limited to:

  •
  our ability to raise capital in the future;

  •
  our ability to successfully execute our growth strategy;

  •
  the continued service of key management personnel;

  •
  health concerns about our food products;

  •
  our ability to attract, motivate and retain qualified employees;

  •
  the impact of federal, state or local government regulations relating to our employees or the sale of food and alcoholic beverages;

  •
  the impact of litigation;

  •
  the cost of our principal food products;

  •
  labor shortages or increased labor costs;

  •
  changes in consumer preferences and demographic trends;

  •
  increasing competition in the casual dining segment of the restaurant industry;

  •
  our ability to successfully expand into new markets;

  •
  the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;

  •
  negative publicity regarding food safety and health concerns;

  •
  our franchisees' adherence to our practices, policies and procedures;

  •
  potential fluctuation in our quarterly operating results due to seasonality and other factors;

  •
  supply and delivery shortages or interruptions;

  •
  inadequate protection of our intellectual property;

  •
  volatility of actuarially determined insurance losses and loss estimates;

  •
  adoption of new, or changes in existing, accounting policies and practices;

  •
  adverse weather conditions which impact guest traffic at our restaurants; and

  •
  adverse economic conditions.

        The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

        Other risks, uncertainties and factors, including those discussed under "Risk Factors," could cause our actual results to differ materially from those projected in any forward-looking statements we make.

        We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MARKET DATA AND FORECASTS

        In this prospectus, we use market data and industry forecasts that we have obtained from industry publications, including the National Restaurant Association, and other publicly available information. Industry publications generally state that the information they provide has been obtained from other sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. We have not independently verified any of this information and therefore we also cannot guarantee the accuracy and completeness of such information. The industry forecasts we provided in this prospectus—particularly the growth rate in sales for the full-service restaurant industry, the full-service steak segment of the industry and the restaurant industry in general—are subject to numerous risks and uncertainties and actual results could be different from such predictions, perhaps significantly. Industry forecasts are also based on assumptions that events, trends and activities will occur. We have not independently verified the information and assumptions used in making these forecasts and, if the information and assumptions turn out to be wrong, then the forecasts will most likely be wrong as well.

USE OF PROCEEDS

        We estimate that the net proceeds from our sale of 6,250,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, after deducting underwriting discounts, commissions and other estimated offering expenses payable by us, will be approximately $91.5 million. We will not receive any proceeds from the sale of shares of Class A common stock offered by any selling stockholder. We intend to use the net proceeds from this offering as follows:

  •
  approximately $57.1 million will be used to repay outstanding borrowings under our credit facility, including accrued interest thereon; and

  •
  approximately $30.4 million will be used to fund a payment to our current equity holders of Texas Roadhouse Holdings LLC equal to their undistributed share of Texas Roadhouse Holdings LLC's income for periods through June 29, 2004 and additional funds will be used to fund payments based on its undistributed net income from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc., which we estimate will be approximately $4.0 million.

        We entered into a $100.0 million credit facility with Bank of America, N.A., as Administrative Agent, Banc of America Securities LLC, as Co-Lead Arranger, and other lender parties on July 16, 2003. Banc of America Securities LLC is one of the underwriters in this offering, and Bank of America, N.A. is an affiliate of Banc of America Securities LLC. Loans under this facility bear interest at either: a base rate, which is the higher of the Federal Funds Rate plus 0.5%, or Bank of America's publicly announced variable prime rate; or a rate based on the Eurodollar rate, plus a margin of 1.50% to 2.50% for borrowings under the revolving credit portion of the facility or 1.75% to 2.75% for borrowings under the term loan portion of the facility. Loans under this facility mature on July 16, 2006. As of June 29, 2004, $60.5 million was outstanding under this facility. This indebtedness was incurred primarily to refinance existing indebtedness and to finance the construction of new restaurants.

        Of the $30.4 million of payments we will make to our current equity holders of Texas Roadhouse Holdings LLC, our executive officers, directors and 5% stockholders, including affiliates, will receive the amounts set forth below:

Name	Payment
W. Kent Taylor (Chairman of the Company)	$16,976,000
G. J. Hart (Chief Executive Officer)	$208,000
Steven L. Ortiz (Chief Operating Officer)	$26,000
Scott M. Colosi (Chief Financial Officer)	—
Sheila C. Brown (General Counsel, Corporate Secretary)	$2,000
Amar Desai	$1,986,000
John D. Rhodes	$2,016,000
Mehendra Patel	$1,986,000
George S. Rich	$2,223,000

        Our executive officers, directors and 5% stockholders will also receive their proportionate share of the additional payments we will make to the equity holders of Texas Roadhouse Holdings LLC relating to its undistributed net income from June 30, 2004 through the effective date of the combination of our operations under Texas Roadhouse, Inc.

DIVIDEND POLICY

        Our predecessor companies paid aggregate distributions to their equity holders in 2002, 2003 and 2004 YTD of $13.9 million, $21.7 million and $12.1 million, respectively. From June 30, 2004, through August 24, 2004, our predecessor companies paid aggregate distributions of $1.6 million. These distributions were made monthly except for Texas Roadhouse Holdings LLC, which made its distributions quarterly.

        Other than Texas Roadhouse Holdings LLC which has retained a significant portion of its income, our other predecessor entities have generally distributed all of their net income to their equity holders. Of the total $12.1 million of distributions made 2004 YTD, $3.4 million related to distributions from our predecessor entities other than Texas Roadhouse Holdings LLC. These predecessor companies will continue to make distributions, some of which will be made after the completion of this offering, in respect of their income before the effective date of their combination under Texas Roadhouse, Inc.

        With the net proceeds of this offering, we intend to make a payment of approximately $30.4 million to members of Texas Roadhouse Holdings LLC before the reorganization, representing distributions of $2.0 million, $3.7 million, $9.6 million, $9.3 million and $5.8 million that have been declared, but not paid, in respect of the net income of Texas Roadhouse Holdings LLC for the years 2000, 2001, 2002 and 2003 and the 2004 YTD, respectively. We will make additional payments in respect of any undistributed net income of Texas Roadhouse Holdings LLC from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc., which payments will occur after the completion of this offering. We estimate these additional payments will be approximately $4.0 million.

        Upon the effective date of the combination, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

        Any future changes in our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, applicable covenants under our new credit facility and other contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of June 29, 2004:

  •
  on a historical basis;

  •
  on a pro forma basis to give effect to the issuance of shares of Class A and Class B common stock and to record a liability for accrued but unpaid distributions of $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.;

  •
  on a "Pro Forma as Adjusted for the Acquisition Transactions" basis to give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for shares of our Class A common stock; and

  •
  on a "Pro Forma as Further Adjusted for This Offering" basis to give further effect to:

  (i)
  our issuance and sale of 6,250,000 shares of Class A common stock in this offering at the assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus;

  (ii)
  the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to:

  (a)
  repay outstanding borrowings under our credit facility, including accrued interest thereon, in the amount of approximately $60.5 million as of June 29, 2004; and

  (b)
  fund unpaid distributions to equity holders of Texas Roadhouse Holdings LLC of approximately $30.4 million relating to its net income for periods through June 29, 2004; and

  (iii)
  a cumulative net deferred tax liability of approximately $5.0 million.

        You should read this table in conjunction with the sections of this prospectus captioned "Use of Proceeds," "Summary Historical and Pro Forma Combined Financial and Operating Data," "Unaudited Condensed Pro Forma Combined Financial Statements," "Selected Historical and Pro Forma Combined Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our combined financial statements and related notes included elsewhere in this prospectus. For a reconciliation between the use of proceeds from this offering as described above and as described under the caption "Use of Proceeds" in this prospectus, refer to note 11 under "Notes to Unaudited Condensed Pro Forma Combined Financial Statements."

	As of June 29, 2004
	Unaudited
	Historical	Pro Forma	Pro Forma As Adjusted For the Acquisition Transactions	Pro Forma As Further Adjusted For This Offering
	(in thousands)
Cash and cash equivalents(1)	$7,825	$7,825	$8,136	$8,743

Debt and capital leases outstanding:
Current maturities of long-term debt	7,066	7,066	7,066	1,616
Current maturities of obligations under capital leases	179	179	179	179
Long-term debt, excluding current maturities	58,948	58,948	58,948	11,935
Obligations under capital leases, excluding current maturities	873	873	873	873

Total debt and capital leases outstanding	67,066	67,066	67,066	14,603

Deferred tax liability, net	—	—	—	4,952
Minority interest	6,096	6,096	—	—
Members'/Stockholders' equity(2):
Members equity	44,953	—	—	—
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares outstanding or issued)	—	—	—	—
Class A common stock ($0.001 par value, 100,000,000 shares authorized; no shares outstanding, historical; 22,470,502 shares outstanding, pro forma; and 25,556,275 shares outstanding, pro forma as adjusted; 30,518,737 shares outstanding, pro forma as further adjusted)	—	22	26	31
Class B common stock ($0.001 par value, 8,000,000 shares authorized; no shares outstanding, historical; 2,362,688 shares outstanding, pro forma; pro forma as adjusted; and pro forma as further adjusted)	2	2	2	2
Additional paid-in capital	—	14,751	64,095	155,590
Retained earnings	—	(183)	(180)	(5,132)
Accumulated other comprehensive income	—	(67)	(67)	(67)

Total members'/stockholders' equity(3)	44,955	14,525	63,876	150,424

Total debt and members'/stockholders' equity	$118,117	$87,687	$130,942	$169,979

(1)
We will also use a portion of the net proceeds of this offering to fund additional distributions relating to the net income of Texas Roadhouse Holdings LLC for periods from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc. We estimate the amount of these additional distributions will be approximately $4.0 million.

(2)
Excludes 3,595,953 shares of Class A common stock issuable on the exercise of stock options outstanding as of June 29, 2004.

(3)
We will make a distribution of approximately $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its undistributed net income for periods through June 29, 2004. The $30.4 million liability was recorded in the pro forma amounts and will be paid from the net proceeds from this offering, as reflected in the pro forma as further adjusted for this offering amounts. In accordance with SEC guidance, additional Class A shares of 1,287,538 have been included in the calculation of all pro forma share and net income per share data for year 2003 and 2004 YTD. These additional shares give effect to the number of shares the proceeds from which would have been necessary to pay the distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004 which would have totaled $20.6 million. See Note 14 to our combined financial statements.

DILUTION

        Dilution is the amount by which the initial offering price paid by the purchasers of Class A common stock in this offering exceeds the net tangible book value per share of common stock following this offering. Our pro forma as adjusted net tangible book value per share represents our tangible assets (total assets less intangible assets), less our total liabilities, divided by the number of shares of our common stock outstanding as of June 29, 2004 after giving effect to all of the transactions described above under "Summary Historical and Pro Forma Combined Financial and Operating Data—Unaudited Pro Forma as Adjusted for the Acquisition Transactions" except for the 1,287,538 shares which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ending June 29, 2004. As of June 29, 2004, our pro forma as adjusted net tangible book value was approximately $18.7 million, or $0.69 per share of common stock. After giving effect to such pro forma adjustments and the sale of 6,250,000 shares of Class A common stock by us at the assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, and the use of proceeds therefrom as described above under "Summary Historical and Pro Forma Combined Financial and Operating Data—Unaudited Pro Forma as Further Adjusted for This Offering," our pro forma as further adjusted net tangible book value at June 29, 2004 would have been approximately $105.2 million, or $3.17 per share of common stock, representing an immediate increase in the net tangible book value of $2.48 per share to existing stockholders and an immediate dilution in the net tangible book value of $12.83 per share to the investors who purchase our Class A common stock in this offering. The sale of shares by our selling stockholders in this offering does not affect our net tangible book value. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Pro forma as adjusted net tangible book value per share as of June 29, 2004	$0.69
Increase in pro forma as adjusted net tangible book value per share attributable to new investors	2.48

Pro forma as further adjusted net tangible book value per share		3.17

Dilution per share to new investors		$12.83

        The following table summarizes, on a pro forma as further adjusted basis, as of June 29, 2004, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders	26,901,425	81.1	64,123,000	39.1	$2.38
New investors	6,250,000	18.9	100,000,000	60.9	$16.00

Total	33,151,425	100%	164,123,000	100%

        The share amounts in the tables above include 2,632,688 shares of Class B common stock and exclude 3,595,953 shares of our Class A common stock that were subject to outstanding options as of June 29, 2004 at a weighted average exercise price of $5.28 per share. To the extent that any options are exercised, there will be further dilution to new investors. If all of our outstanding options as of June 29, 2004 had been exercised, the pro forma as further adjusted net tangible book value per share after this offering would be $2.96 per share, representing an immediate decrease in the pro forma as further adjusted net tangible book value to our new investors of $13.04 per share.

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited condensed pro forma combined financial statements present transactions that will take place in connection with this offering. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma, pro forma as adjusted and pro forma as further adjusted financial data do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth below had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        Historical Combined Financial and Operating Data.    We derived the summary historical combined financial data for the year 2003 from our audited combined financial statements and as of and for 2004 YTD from our unaudited interim combined financial statements. In the opinion of management, our unaudited interim combined financial statements for 2004 YTD reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for 2004 YTD. The operating results of the interim periods are not necessarily indicative of results for a full year. Our audited combined financial statements and unaudited interim financial statements present the combined operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of W. Kent Taylor. Our historical results are not necessarily indicative of our results for any future period.

        Unaudited Pro Forma Combined Financial and Operating Data.    The pro forma combined financial data for the year 2003 and as of and for 2004 YTD, give effect to the combination of our operations under Texas Roadhouse, Inc., a new holding company that is a "C" corporation. All taxes on the income of Texas Roadhouse Holdings LLC were payable by its members. As a "C" corporation, we will be responsible for the payment of all federal and state corporate income taxes and, accordingly, the pro forma data give effect to the pro forma provision for income taxes. The pro forma share and net income per share data for all periods presented include the historical weighted average shares outstanding of Texas Roadhouse Holdings LLC and also give effect to the issuance of shares of Class A and Class B common stock to be issued to Mr. Taylor for his majority interest in Texas Roadhouse Development Corporation (1,754,531 Class A shares), for WKT Restaurant Corp. (2,632,688 Class B shares) and for his interests in nine controlled franchise restaurants. The number of shares to be issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and WKT Restaurant Corp. was calculated so as to be neither accretive nor dilutive to 2003 earnings per share and are the same for all periods presented. The number of shares to be issued to Mr. Taylor for his interest in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and varies during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. In addition, the pro forma share and net income per share data presented includes 1,287,538 shares of Class A common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004. See note 2 below for the calculation of pro forma weighted average shares outstanding for each period. The pro forma balance sheet data as of June 29, 2004 give effect to the issuances of Class A and Class B common stock and the accrual of a liability for unpaid distributions of $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.

        Unaudited "Pro Forma as Adjusted for the Acquisition Transactions" Combined Financial and Operating Data.    The "Pro Forma as Adjusted for the Acquisition Transactions" combined financial data for the year 2003 and as of and for 2004 YTD give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of 3,085,773 shares of our Class A common stock.

        The shares of Class A common stock referred to in the preceding paragraph include 2,356,312 shares to be issued to the remaining equity holders of the 31 majority-owned or controlled company restaurants, 584,844 shares to be issued to the remaining equity holders of Texas Roadhouse Development Corporation, and 144,617 shares to the equity holders of the one franchise restaurant. The number of shares issued in connection with our acquisition of the equity interests in the one franchise restaurant and the remaining equity interests in the 31 majority-owned or controlled company restaurants was determined using the acquisition formulas stated in the corresponding operating or partnership agreements. The number of shares to be issued for the remaining equity interests in Texas Roadhouse Development Corporation was calculated so as to be neither accretive nor dilutive to 2003 earnings.

        Unaudited "Pro Forma as Further Adjusted for This Offering" Combined Financial and Operating Data.    The "Pro Forma as Further Adjusted for This Offering" combined financial data for the year 2003 and as of and for 2004 YTD give further effect to:

  •
  our issuance and sale of 6,250,000 shares of Class A common stock in this offering at the assumed initial public offering price of $16.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus;

  •
  the application of the net proceeds from this offering, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, to:

  •
  repay outstanding borrowings under our credit facility, including accrued interest thereon, in the amount of approximately $60.5 million as of June 29, 2004; and

  •
  fund declared, but unpaid, distributions of approximately $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004; and

  •
  a cumulative net deferred tax liability of approximately $5.0 million.

For a reconciliation between the use of proceeds from this offering as described above and as described under the caption "Use of Proceeds" in this prospectus, refer to note 11 under "Notes to Unaudited Condensed Pro Forma Combined Financial Statements."

        With respect to the pro forma financial data, the pro forma transactions described above have been applied (a) with respect to statements of income data, as if the applicable transactions had occurred at the beginning of the respective period and (b) with respect to balance sheet data, as if the applicable transactions had occurred at the end of the respective period.

UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 29, 2004
(in thousands)

	Historical	Pro Forma Adjustments	Pro Forma	Pro Forma Adjustments For The Acquisition Transactions		Pro Forma as Adjusted For The Acquisition Transactions	Pro Forma Adjustments For This Offering		Pro Forma As Further Adjusted For This Offering
Current Assets:
Cash and cash equivalents	$7,825	$—	$7,825	$311	(5)	$8,136	$607	(11)	$8,743
Receivables, net	5,045	—	5,045	138	(5)(7)	5,183	—		5,183
Inventories	4,174	—	4,174	20	(5)	4,194	—		4,194
Prepaid expenses	1,086	—	1,086	2	(5)	1,088	—		1,088
Other current assets	36	—	36	—		36	—		36

Total current assets	18,166	—	18,166	471		18,637	607		19,244
Property and equipment, net	139,853	—	139,853	198	(5)	140,051	—		140,051
Goodwill	2,190	—	2,190	43,009	(5)	45,199	—		45,199
Other assets	2,064	—	2,064	2	(5)	2,066	—		2,066

Total assets	$162,273	$—	$162,273	$43,680		$205,953	$607		$206,560

Current liabilities:
Distributions payable(1)	$—	$30,430	$30,430	$—		$30,430	$(30,430)	(11)	—
Current maturities of long-term debt	7,066	—	7,066	—		7,066	(5,450)	(11)	1,616
Short term bank revolver	8,000	—	8,000			8,000	(8,000)	(11)	—
Accounts payable	13,455	—	13,455	150	(5)(7)	13,605	—		13,605
Deferred revenue—gift certificates	6,666	—	6,666	123	(5)	6,789	—		6,789
Accrued wages	2,500	—	2,500	62	(5)	2,562	—		2,562
Other current liabilities	6,164	—	6,164	90	(5)	6,254	—		6,254

Total current liabilities	43,851	30,430	74,281	425		74,706	(43,880)		30,826
Long-term debt, excluding current maturities	58,948	—	58,948	—		58,948	(47,013)	(11)	11,935
Deferred tax liability, net	—	—	—	—		—	4,952	(3)	4,952
Other liabilities	8,423	—	8,423	—		8,423	—		8,423

Total liabilities	111,222	30,430	141,652	425		142,077	(85,941)		56,136
Minority interest in consolidated subsidiaries	6,096	—	6,096	(6,096	)(5)	—
Members' equity	44,955	(30,430)	14,525	49,351	(5)	63,876	86,548	(11)(3)	150,424

Total liabilities and members' equity	$162,273	$—	$162,273	$43,680		$205,953	$607		$206,560

See accompanying notes

UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT
OF INCOME FOR FISCAL YEAR 2003
(in thousands, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments For The Acquisition Transactions		Pro Forma as Adjusted For The Acquisition Transactions	Pro Forma Adjustments For This Offering		Pro Forma As Further Adjusted For This Offering
Revenue:
Restaurant sales	$279,519	$—		$279,519	$3,580	(6)	$283,099	$—		$283,099
Franchise royalties and fees	6,934	—		6,934	(107)	(8)	6,827	—		6,827

Total revenue	$286,453	$—		$286,453	$3,473	(6)	$289,926	$—		$289,926
Costs and expenses:
Restaurant operating costs:
Cost of sales	91,904	—		91,904	1,156		93,060	—		93,060
Labor	78,070	—		78,070	947		79,017	—		79,017
Rent	6,005	—		6,005	186		6,191	—		6,191
Other operating	47,382	—		47,382	661		48,043	—		48,043
Pre-opening	2,571	—		2,571	—		2,571	—		2,571
Depreciation and amortization	8,562	—		8,562	55		8,617	—		8,617
General and administrative	17,701	—		17,701	15		17,716	—		17,716

Total costs and expenses	252,195	—		252,195	3,020		255,215	—		255,215

Income from operations	$34,258	$—		$34,258	$453	(6)	$34,711	$—		$34,711
Interest expense, net	4,350	—		4,350	—		4,350	(2,568)		1,782
Minority interest	6,704	—		6,704	(6,704	)(10)	—	—		—
Equity income (loss) from investments in unconsolidated affiliates	(61)	—		(61)	(23)	(9)	(84)	—		(84)

Income before taxes	$23,143	$—		$23,143	$7,134		$30,277	$2,568		$32,845
Provision for income taxes	—	8,379	(3)	8,379	2,589	(3)	10,968	5,938	(3)	16,906

Net income	$23,143	$(8,379)		$14,764	$4,545	(3)	$19,309	$(3,370)		$15,939

Net income per common share(2),(4),(5)
Basic				$0.60			$0.69			$0.49
Diluted				$0.57			$0.66			$0.46
Weighted average shares outstanding(2)(4)
Basic				24,715	3,086	(5)	27,801	4,963	(11)	32,764
Diluted				26,047	3,086	(5)	29,133	5,661	(11)	34,794

See accompanying notes

UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT
OF INCOME FOR THE 26 WEEKS ENDED JUNE 29, 2004
(in thousands, except per share data)

	Historical	Pro Forma Adjustments		Pro Forma	Pro Forma Adjustments For The Acquisition Transactions		Pro Forma As Adjusted For The Acquisition Transactions	Pro Forma Adjustments For This Offering		Pro Forma As Further Adjusted For This Offering
Revenue:
Restaurant sales	$169,675	$—		$169,675	$1,981	(6)	$171,656	$—		$171,656
Franchise royalties and fees	4,142	—		4,142	(59	)(8)	4,083	—		4,083

Total revenue	$173,817	$—		$173,817	$1,922	(6)	$175,739	$—		$175,739
Costs and expenses:
Restaurant operating costs:
Cost of sales	58,979			58,979	687		59,666			59,666
Labor expenses	46,578			46,578	509		47,087	—		47,087
Rent expense	3,353			3,353	93		3,446	—		3,446
Other operating expense	27,455			27,455	355		27,810	—		27,810
Pre-opening expenses	2,146			2,146	—		2,146	—		2,146
Depreciation and amortization	4,916			4,916	28		4,944	—		4,944
General and administrative	10,422			10,422	8		10,430	—		10,430

Total costs and expenses	153,849			153,849	1,680		155,529	—		155,529

Income from operations	$19,968	$—		$19,968	$242	(6)	$20,210	$—		$20,210
Interest expense, net	2,039	—		2,039	—		2,039	(1,040)	(11)	999
Minority interest	3,857	—		3,857	(3,857	)(10)	—	—		—
Equity income (loss) from investments in unconsolidated affiliates	70	—		70	(12	)(9)	58	—		58
Other income	—	—		—	—		—	—		—

Income before taxes	$14,142	$—		$14,142	$4,087		$18,229	$1,040		$19,269
Provision for income taxes	—	4,989	(3)	4,989	1,447	(3)	6,436	5,349	(3)	11,785

Net income	$14,142	$(4,989)		$9,153	$2,640		$11,793	$(4,309)		$7,484

Net income per common share(2),(4),(5)
Basic				$0.37			$0.42			$0.23
Diluted				$0.34			$0.39			$0.21
Weighted average shares outstanding(2)(4)
Basic				25,075	3,086	(5)	28,161	4,963	(11)	33,124
Diluted				27,083	3,086	(5)	30,169	5,239	(11)	35,408

See accompanying notes

NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1)
The pro forma adjustment for distributions payable on the balance sheet as of June 29, 2004 of $30.4 million gives effect to the accrual of a liability for unpaid distributions to equity holders of Texas Roadhouse Holdings LLC relating to its net income for the periods through June 29, 2004. Additional distributions relating to its income for the periods from June 30, 2004 to the effective date of the combination under Texas Roadhouse, Inc. will also be paid. In accordance with SEC guidance, additional Class A shares of 1,287,538 have been included in the calculation of all pro forma share and net income per share data for year 2003 and 2004 YTD. These additional shares give effect to the number of shares the proceeds from which have been necessary to pay the distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC, which would have totaled $20.6 million for the twelve months ended June 29, 2004.

(2)
The following table sets forth the calculation of pro forma weighted average shares outstanding (in thousands):

	2003	Pro Forma As Adjusted For The Acquisition Transactions 2003	Pro Forma As Adjusted For This Offering 2003	2004 YTD	Pro Forma As Adjusted For The Acquisition Transactions 2004 YTD	Pro Forma As Adjusted For This Offering 2004 YTD
Net Income adjusted for pro forma income taxes	$14,764	$19,309	$15,939	$9,153	$11,793	$7,484
Basic EPS:
Weighted-average common shares outstanding:
Texas Roadhouse Holdings	18,370	18,370	18,370	18,730	18,730	18,730
Shares issued for distribution payable	1,287	1,287	—	1,287	1,287	—
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interests in 9 restaurants	670	670	670	670	670	670
Class A shares to remaining equity holders	—	3,086	3,086	—	3,086	3,086
Shares to be sold in the Offering	—	—	6,250	—	—	6,250

Total	24,715	27,801	32,764	25,075	28,161	33,124
Basic EPS	$0.60	$0.69	$0.49	$0.37	$0.42	$0.23

Diluted EPS:
Weighted-average common shares outstanding:
Shares assumed issued on exercise of dilutive share equivalents	3,720	3,720	3,720	3,658	3,658	3,658
Shares assumed purchased with proceeds of dilutive share equivalents	(2,388)	(2,388)	(1,690)	(1,650)	(1,650)	(1,374)
Texas Roadhouse Holdings	18,370	18,370	18,370	18,730	18,730	18,730
Shares issued for distribution payable	1,287	1,287	—	1,287	1,287	—
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interests in 9 restaurants	670	670	670	670	670	670
Class A shares to remaining equity holders	—	3,086	3,086	—	3,086	3,086

Shares to be sold in the Offering	—	—	6,250	—	—	6,250

Shares applicable to diluted earnings	26,047	29,133	34,794	27,083	30,169	35,408
Diluted EPS	$0.57	$0.66	$0.46	$0.34	$0.39	$0.21

(3)
The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation through the merger of Texas Roadhouse Holdings LLC into a wholly owned subsidiary of Texas Roadhouse, Inc. The adjustment is based upon the information shown in the table below. The combined state tax rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states where our restaurants are located and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and to tip tax credits.

	Pro Forma
	2003	2004 YTD (1)
Effective federal tax rate	32.5%	32.0%
Combined state tax rate	3.7%	3.3%
Combined effective federal and state tax rate	36.2%	35.3%
  (1)
  For all pro forma data.

Upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $5.0 million which is only reflected in the "Pro Forma as Further Adjusted for the Offering."

(4)
Under the terms of an agreement associated with the formation of Texas Roadhouse, Inc., our majority shareholder contributed all of the shares of WKT Restaurant Corp., which owned 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, in exchange for 178,125 shares of Texas Roadhouse, Inc. Class A common stock and 2,632,688 shares of Texas Roadhouse, Inc. Class B common stock. The number of shares issued was calculated so as to be neither accretive nor dilutive since the 2003 earnings per share impact on our predecessor company, Texas Roadhouse Holdings LLC, was zero. The shares issued have been reflected in the calculation of pro forma share and net income per share.

The pro forma share and net income per share data for 2003 and 2004 YTD also give effect to the issuance of shares of Class A common stock to our majority stockholder in connection with the combination of our operations under Texas Roadhouse, Inc. The number of shares to be issued in exchange for the controlling interest in Texas Roadhouse Development Corporation was calculated so as to be neither accretive nor dilutive since the 2003 earnings per share impact on our predecessor company, Texas Roadhouse Holdings LLC, was zero. The number of shares to be issued to Mr. Taylor for his interest in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and vary during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. The weighted average shares outstanding shown under "Pro Forma 2003" and "Pro Forma 2004 YTD" include 1,754,531 shares of Class A common stock to be issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and 670,268 shares of Class A common stock to be issued to Mr. Taylor for his interests in 9 controlled franchise restaurants.

In addition to the shares expected to be issued to our majority stockholder in connection with the above transactions, the accompanying calculations of pro forma share and net income per share data also include the outstanding shares of Texas Roadhouse Holdings LLC. At December 30, 2003 and June 29, 2004, the outstanding shares of Texas Roadhouse Holdings LLC were 18,580,111 and 18,758,165, respectively.

(5)
The "Pro Forma Adjustments for the Acquisition Transactions 2004 YTD," as shown in our June 29, 2004 combined balance sheet data, give further effect to our acquisition of the remaining equity interests in all of our 31 majority-owned or controlled company restaurants and Texas Roadhouse Development Corporation and all of the equity interests in one franchise restaurant in exchange for an aggregate of 3,085,773 shares of Texas Roadhouse, Inc. Class A common stock. The number of shares to be issued in exchange for the remaining interest in Texas Roadhouse Development Corporation was calculated so as to be neither accretive nor dilutive since the 2003 earnings per share impact on our predecessor company, Texas Roadhouse Holdings LLC, was zero. The number of shares to be issued in connection with the other acquisitions was calculated using predetermined acquisition formulas as required by each entity's operating or partnership agreement. These transactions will be accounted for as step acquisitions using the purchase method as defined in FASB Statement No. 141, "Business Combinations." Assuming a purchase price of $49.4 million and our preliminary estimates of the fair value of net assets acquired, $43.0 million of goodwill will be generated by the acquisitions. The purchase price of $49.4 million was calculated using an assumed initial offering price of $16.00 per share. These acquisitions, which are expected to be accretive to earnings, are consistent with our long-term strategy to increase net income and earnings per share.

The purchase price was allocated as follows (in thousands):

Current assets	$471
Property and equipment, net	198
Goodwill	43,009
Other assets	2
Elimination of minority interest in consolidated subsidiaries	6,096
Current liabilities	(425)

$49,351

Since the allocations noted above are our preliminary estimates, we expect to adjust the basis of certain assets of the acquired entities as the fair market value of the minority interests' portion of such assets at the date of the acquisition are determined based on final appraisals.

The shares expected to be issued have been reflected in the calculation of pro forma share and net income per share data.

(6)
This adjustment reflects the statement of income activity for the one franchise restaurant we acquired. This one franchise restaurant had revenue of $3.6 million and $2.0 million and income from operations of $453,000 and $242,000 for 2003 and 2004 YTD, respectively.

(7)
This adjustment reflects the elimination of Accounts Receivable from the one franchise restaurant acquired reflected in the combined financial statements.

(8)
This adjustment reflects the elimination of franchise royalties received from the one franchise restaurant acquired.

(9)
This adjustment reflects the elimination of the equity income previously recorded for the one franchise restaurant acquired.

(10)
This adjustment reflects the elimination of the minority interest of $6.7 million and $3.9 million, for 2003 and 2004 YTD, respectively, of the 31 majority owned or controlled company restaurants and Texas Roadhouse Development Corporation.

(11)
The "Pro Forma Adjustments for this Offering 2004 YTD," as shown in our combined balance sheet data, give further effect to $91.5 million of net proceeds from this offering, which is derived from our issuance and sale of 6,250,000 shares of Class A common stock at the assumed initial public offering price of $16.00 per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us of $8.5 million.

  The "Pro Forma Adjustments for this Offering" also give further effect to the application of the net proceeds from this offering to repay outstanding borrowings under our credit facility of $60.5 million as of June 29, 2004, of which $8.0 million was a short term bank revolver. An adjustment to interest expense of $2.6 million and $1.0 million for the fiscal year 2003 and the 26 weeks ended June 29, 2004, respectively, is reflected in the "Pro Forma Adjustments for This Offering" in our combined statements of income. The adjustment was calculated by identifying the interest expense for 2003 and 2004 YTD associated with the $60.5 million of outstanding borrowings to be repaid from the offering proceeds. The credit facility referred to above was completed in July 2003. The interest adjustment of $2.6 million for 2003 includes interest expense on the debt refinanced under the credit facility of $1.8 million for the period from January 1, 2003 through July 15, 2003, as well as interest expense on the credit facility of approximately $800,000 for the period from July 16, 2003 through the end of the year.

  Additionally, a portion of the net proceeds will be used to fund declared, but unpaid distributions of approximately $30.4 million to equity holders of Texas Roadhouse Holdings LLC relating to its net income for periods through June 29, 2004. The 1,287,538 shares of Class A common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay these distributions are not included in the pro forma share and net income per share data reflected in "Pro Forma As Further Adjusted For This Offering" in our combined statements of income for fiscal year 2003 and the 26 weeks ended June 29, 2004.

  The diluted pro forma share and net income per share data reflected in "Pro Forma As Further Adjusted For This Offering" in our combined statements of income for fiscal year 2003 and the 26 weeks ended June 29, 2004 reflect the dilutive shares based upon an assumed initial public offering price of $16.00 per share.

  The following table summarizes the allocation of the net proceeds from the offering ($ in thousands) on a pro forma basis as of June 29, 2004 and our anticipated allocation of such net proceeds at the time of the closing of the offering as described under the caption "Use of Proceeds" in this prospectus:

	Pro Forma Allocation as of June 29, 2004	Anticipated Allocation as of Closing of the Offering
Proceeds from issuance and sale of 6,250,000 shares of Class A common stock	$100,000	$100,000
Less underwriting discounts, commissions and estimated offering expenses	8,500	8,500
Less funding of distributions to equity holders of Texas Roadhouse Holdings LLC as of June 29, 2004	30,430	30,430
Less funding of distributions to equity holders of Texas Roadhouse Holdings LLC from June 30, 2004 to the effective date of the combination of our operations	—	3,968
Less repayment of outstanding borrowings under our credit facility	60,463	57,102

Remaining net proceeds from the offering	$607	$—

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

        You should read the data set forth below in conjunction with our combined financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information appearing elsewhere in this prospectus. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial data do not purport to represent what our results of operations or financial position actually would have been if the combination of our operations under Texas Roadhouse, Inc. had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

        Historical Combined Financial and Operating Data.    We derived the selected historical combined financial data as of and for each of the years 1999 through 2003 from our audited combined financial statements, which have been audited and reported upon by KPMG LLP, an independent registered public accounting firm. We derived the selected historical combined financial data as of and for 2003 YTD and 2004 YTD from our unaudited interim financial statements. In the opinion of management, our unaudited interim financial statements for 2003 YTD and 2004 YTD reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for 2003 YTD and 2004 YTD. The operating results of the interim periods are not necessarily indicative of results for a full year. Our audited combined financial statements and unaudited interim combined financial statements present the combined operations of Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants, Texas Roadhouse Development Corporation, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants, all of which were entities under the common control of Mr. Taylor. Our historical results are not necessarily indicative of our results for any future period.

        Unaudited Pro Forma Combined Financial and Operating Data.    The pro forma combined statement of income data for all periods presented give effect to the combination of our operations under Texas Roadhouse, Inc., a new holding company that is a "C" corporation. All taxes on the income of Texas Roadhouse Holdings LLC were payable by its members. As a "C" corporation, we will be responsible for the payment of all federal and state corporate income taxes and, accordingly, the pro forma combined statement of income data also give effect to the pro forma provision for income tax expense. The pro forma share and net income per share data for all periods presented include the historical weighted average shares outstanding of Texas Roadhouse Holdings LLC and also give effect to the issuance of shares of Class A and Class B common stock to be issued to Mr. Taylor for his majority interest in Texas Roadhouse Development Corporation (1,754,531 Class A shares), for WKT Restaurant Corp. (2,632,688 Class B shares) and for his interest in nine controlled franchise restaurants. The number of shares to be issued to Mr. Taylor for his interest in Texas Roadhouse Development Corporation and WKT Restaurant Corp. was calculated so as to be neither accretive nor dilutive to 2003 earnings per share and are the same for all periods presented. The number of shares to be issued to Mr. Taylor for his interests in the nine controlled franchise restaurants was determined using the acquisition formulas stated in the corresponding operating, partnership or franchise agreements and varies during the periods presented due to changes in measurement period and the relative proportion of such entities' contribution toward total net income of the combined operations. In addition for fiscal years 2003 and 2004 YTD, the pro forma share and net income per share data presented includes 1,287,538 shares of Class A common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004. See note 2 below for the calculation of pro forma weighted average shares outstanding for each period. The pro forma balance sheet data as of June 29, 2004 give effect to the issuances of 22,470,502 shares Class A common stock and 2,632,688 shares of Class B common stock and the accrual of a liability for unpaid distributions of $30.4 million to equity holders of Texas Roadhouse

Holdings LLC relating to its net income for periods through June 29, 2004, in each case, in connection with the combination of our operations under Texas Roadhouse, Inc.

        The 22,470,502 shares of Class A common stock referred to in the preceding paragraph include:

  •
  an aggregate of 18,758,165 shares of Class A common stock that have been or will be issued in connection with combination of the operations of Texas Roadhouse Holdings LLC, Texas Roadhouse Management Corp. and WKT Restaurant Corp. under Texas Roadhouse, Inc., (which amount is also the same number of common shares of Texas Roadhouse Holdings LLC outstanding as of June 29, 2004);

  •
  1,754,531 shares of Class A common stock that will be issued to Mr. Taylor for his majority interest (450 shares) in Texas Roadhouse Development Corporation;

  •
  670,268 shares of Class A common stock that will be issued to Mr. Taylor for his interest in 9 controlled franchise restaurants (36,651 shares); and

  •
  1,287,538 shares of Class A common stock which represent the number of shares the proceeds from the issuance of which would have been necessary to pay distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004.

	Fiscal Year					26 Weeks Ended
						(Unaudited)
	1999	2000	2001	2002	2003	2003 YTD	2004 YTD
	(in thousands, except unit and per share data)
Combined Statements of Income:
Revenues:
Restaurant sales	$68,330	$111,739	$154,359	$226,756	$279,519	$135,315	$169,675
Franchise royalties and fees	2,648	4,027	5,553	6,080	6,934	3,318	4,142

Total revenues	70,978	115,766	159,912	232,836	286,453	138,633	173,817

Costs and expenses:
Restaurant operating costs:
Cost of sales	23,276	38,422	53,342	74,351	91,904	43,977	58,979
Labor	19,787	32,048	43,607	64,506	78,070	37,923	46,578
Rent	1,962	3,401	4,410	5,125	6,005	2,859	3,353
Other operating	9,859	16,505	24,379	36,237	47,382	22,563	27,455
Pre-opening	2,512	3,322	3,640	4,808	2,571	1,043	2,146
Depreciation and amortization	2,042	3,150	5,022	6,876	8,562	4,158	4,916
General and administrative	4,804	8,136	11,823	14,621	17,701	8,889	10,422

Total costs and expenses	64,242	104,984	146,223	206,524	252,195	121,412	153,849
Income from operations	6,736	10,782	13,689	26,312	34,258	17,221	19,968
Interest expense, net	1,654	2,546	3,649	4,212	4,350	2,039	2,039
Minority interest	1,070	2,503	2,899	5,168	6,704	3,443	3,857
Equity income (loss) from investments in unconsolidated affiliates	—	25	25	21	(61)	(37)	70
Other income	—	—	125	—	—	—	—

Net income	$4,012	$5,758	$7,291	$16,953	$23,143	$11,702	$14,142

Pro forma data (unaudited):
Historical income before taxes	$4,012	$5,758	$7,291	$16,953	$23,143	$11,702	$14,142
Pro forma provision for income taxes(1)	1,403	1,891	2,559	6,041	8,379	4,236	4,989

Net income adjusted for pro forma provision for income taxes	$2,609	$3,867	$4,732	$10,912	$14,764	$7,466	$9,153

Net income adjusted for pro forma provision for income taxes per common share:
Basic	$0.10	$0.16	$0.20	$0.47	$0.60	$0.32	$0.37

Diluted	$0.10	$0.16	$0.20	$0.44	$0.57	$0.30	$0.34

Pro forma weighted average shares outstanding(2):
Basic	24,901	23,913	23,487	23,334	24,715	23,430	25,075

Diluted	25,057	24,277	24,143	24,688	26,047	24,876	27,083

	Fiscal Year					26 Weeks Ended
						(Unaudited)
	1999	2000	2001	2002	2003	2004 YTD	Pro Forma 2004 YTD
	(in thousands, except per share data, restaurant-related data and footnotes)
Combined Balance Sheet Data:
Total current assets(3)	$7,971	$12,468	$9,392	$15,399	$20,974	$18,166	$18,166
Total assets(3)	45,642	70,064	96,428	128,527	148,193	162,273	162,273
Total current liabilities	9,536	23,170	29,215	30,850	40,573	43,851	74,281
Total liabilities	33,228	54,692	75,238	95,690	104,606	111,222	141,652
Minority interest	2,187	3,150	4,655	5,850	5,685	6,096	6,096
Total members' equity	10,227	12,222	16,535	26,987	37,902	44,955	14,525
	Fiscal Year					26 Weeks Ended
						(Unaudited)
	1999	2000	2001	2002	2003	2003 YTD	2004 YTD
	(in thousands, except per share data, restaurant-related data and footnotes)
Selected Operating Data:
Company Restaurants:
Number open at end of period	29	44	56	77	87	81	94
Average unit volumes(4)	$3,118	$3,312	$3,313	$3,270	$3,401	$1,708	$1,859
Comparable restaurant sales growth(5)	1.2%	9.4%	1.5%	3.7%	3.4%	1.8%	8.8%
EBITDA(6)(7)	$7,708	$11,454	$15,962	$28,041	$36,055	$17,899	$21,097
EBITDA as a % of revenue	10.9%	9.9%	10.0%	12.0%	12.6%	12.9%	12.1%
Net cash provided by operating activities	$8,446	$16,122	$22,502	$31,718	$42,158	$14,284	$25,514
Net cash used in investing activities	$(14,680)	$(22,908)	$(35,769)	$(32,764)	$(26,524)	$(13,514)	$(21,790)
Net cash provided by (used in) financing activities	$8,725	$9,488	$9,894	$4,945	$(17,722)	$(8,292)	$(1,627)

(1)
The pro forma provision for income taxes gives effect to our reorganization as a "C" corporation. The adjustment is based upon the information shown in the table below. The combined state tax rate is our estimate of the average state tax rate we would have incurred based on the mix and volume of business we do in the states and the relevant apportionment factors for those states. The combined federal and state tax rates shown below give effect to the deductibility of state taxes at the federal level and to tip tax credits.

	1999	2000	2001	2002	2003	2003 YTD	2004 YTD
Effective federal tax rate	31.0%	28.8%	31.0%	32.1%	32.5%	32.5%	32.0%
Combined state tax rate	4.0%	4.0%	4.1%	3.5%	3.7%	3.7%	3.3%
Combined effective federal and state tax rate	35.0%	32.8%	35.1%	35.6%	36.2%	36.2%	35.3%

Upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and corresponding charge to our income tax provision of approximately $5.0 million which is not reflected in the pro forma information.

(2)
The following table sets forth the calculation of pro forma weighted average shares outstanding (in thousands):

	52 Weeks Ended					26 Weeks Ended
	December 26, 1999	December 31, 2000	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
Net income adjusted for pro forma income taxes	$2,609	$3,867	$4,732	$10,912	$14,764	$7,466	$9,153
Basic EPS:
Weighted-average common shares outstanding:
Texas Roadhouse Holdings	18,950	18,199	17,918	18,017	18,370	18,302	18,730
Shares issued for distribution payable	—	—	—	—	1,287	—	1,287
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interest in 9 restaurants	1,563	1,326	1,181	929	670	740	670

Total	24,901	23,913	23,487	23,334	24,715	23,430	25,075
Basic EPS	$0.10	$0.16	$0.20	$0.47	$0.60	$0.32	$0.37

Diluted EPS:
Weighted-average common shares outstanding:
Shares assumed issued on exercise of dilutive share equivalents	615	1,931	2,475	3,296	3,720	3,592	3,658
Shares assumed purchased with proceeds of dilutive share equivalents	(459)	(1,567)	(1,819)	(1,942)	(2,388)	(2,146)	(1,650)
Texas Roadhouse Holdings	18,950	18,199	17,918	18,017	18,370	18,302	18,730
Shares issued for distribution payable	—	—	—	—	1,287	—	1,287
Class B shares to Mr. Taylor for his interest in WKT	2,633	2,633	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interest in TRDC	1,755	1,755	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interest in 9 restaurants	1,563	1,326	1,181	929	670	740	670

Shares applicable to diluted earnings	25,057	24,277	24,143	24,688	26,047	24,876	27,083
Diluted EPS	$0.10	$0.16	$0.20	$0.44	$0.57	$0.30	$0.34

(3)
We will also use a portion of the net proceeds of this offering to fund additional distributions relating to the net income of Texas Roadhouse Holdings LLC for the periods from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc. We estimate the amount of these additional distributions will be approximately $4.0 million.

(4)
Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured.

(5)
Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full six months before the beginning of the earlier fiscal period.

(6)
EBITDA consists of net income plus interest expense, plus income tax provision and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

  •
  it is a widely accepted financial indicator of a company's ability to service its debt and a variation of it is used in determining compliance with certain covenants under our credit facility and other loan agreements;

  •
  it is widely used to measure a company's operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

    •
    it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

  •
  as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

  •
  in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management.

The following table provides a reconciliation of net income to EBITDA:

	Fiscal Year					26 Weeks Ended
						(Unaudited)
	1999	2000	2001	2002	2003	2003 YTD	2004 YTD
	(in thousands, except unit and per share data)
Net income adjusted for pro forma provision for income taxes	$2,609	$3,867	$4,732	$10,912	$14,764	$7,466	$9,153
Provision for income taxes	1,403	1,891	2,559	6,041	8,379	4,236	4,989
Interest expense	1,654	2,546	3,649	4,212	4,350	2,039	2,039
Depreciation and amortization	2,042	3,150	5,022	6,876	8,562	4,158	4,916

EBITDA	$7,708	$11,454	$15,962	$28,041	$36,055	$17,899	$21,097

(7)
EBITDA includes rent expense of $2.0 million, $3.4 million, $4.4 million, $5.1 million and $6.0 million for the years 1999, 2000, 2001, 2002 and 2003, respectively. For 2003 YTD and 2004 YTD, EBITDA includes rent expense of $2.9 million and $3.4 million, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Company

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of June 29, 2004, 173 Texas Roadhouse restaurants were operating in 33 states. We owned and operated 94 restaurants in 25 states, and franchised and licensed an additional 79 restaurants in 18 states.

        The first Texas Roadhouse restaurant opened in Clarksville, Indiana in February 1993. As of June 29, 2004, we had opened 176 Texas Roadhouse restaurants. Of those, only three had closed, all of which were opened in 1994 before we developed our prototype restaurant and changed our site analysis and selection process. As of June 29, 2004, 173 Texas Roadhouse restaurants were in existence including:

  •
  94 "company restaurants," of which 63 were wholly-owned and 31 were majority-owned or controlled by us and Mr. Taylor. Of these 31 restaurants, 22 were majority-owned by us and 9 were license or franchise restaurants under the common control of us and Mr. Taylor. The results of operations of company restaurants are included in our combined operating results. The portion of income attributable to minority interests in company restaurants that are not wholly-owned is reflected in the line item entitled "Minority interest" in our combined statements of income.

  •
  79 "franchise restaurants," of which 75 were franchise restaurants and four were license restaurants. We have a 10.0% ownership interest in two franchise restaurants, a 5.0% ownership interest in seven franchise restaurants, and a 1.0% ownership in one franchise restaurant. The income derived from our minority interests in these franchise restaurants is reported in the line item entitled "Equity income from investments in unconsolidated subsidiaries" in our combined statements of income. Additionally, we provide various management services to ten franchise restaurants.

        Pursuant to contractual arrangements, we have the right, upon becoming a public company, to acquire at pre-determined valuation formulas (i) the remaining equity interests in all 31 of our majority-owned or controlled company restaurants and (ii) 52 of the franchise restaurants. In connection with this offering, we are exercising this buyout right with respect to all 31 of such company restaurants and one such franchise restaurant.

Presentation of Financial and Operating Data

        We operated through 2001 on a fiscal year, which ended on the last Sunday in December. Beginning with fiscal year 2002, for operational reasons, we changed our fiscal year end to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2001 and 2003, both of which were 52 weeks in length. The extra two days in 2002 were not significant to our results of operations. Our quarters are 13 weeks in length.

        We conducted the Texas Roadhouse restaurant business through:

  •
  Texas Roadhouse Holdings LLC and its wholly-owned and majority-owned restaurants;

  •
  Texas Roadhouse Development Corporation, which holds the rights to franchise Texas Roadhouse restaurants;

  •
  Texas Roadhouse Management Corp., which provides management services to Texas Roadhouse Holdings LLC, Texas Roadhouse Development Corporation and certain license and franchise restaurants and holds 765,502 common shares of Texas Roadhouse Holdings LLC;

  •
  WKT Restaurant Corp., which owned 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a 1% royalty distribution on all sales of company and license Texas Roadhouse restaurants, and was the managing member of Texas Roadhouse Holdings LLC; and

  •
  certain controlled franchise restaurants;

all of which were entities under the common control of W. Kent Taylor, our founder and chairman. Our combined historical financial statements and financial and operating data reflect the combined operations and financial position of Texas Roadhouse Holdings LLC and the above affiliated entities.

        Before the completion of this offering, we will have undertaken the following transactions that will result in all of our operations being combined under our new holdings company, Texas Roadhouse, Inc. and the issuance by Texas Roadhouse, Inc. of an aggregate of 21,182,964 shares of Class A common stock and 2,632,688 shares of Class B common stock:

  •
  In May 2004, WKT Restaurant Corp. merged into Texas Roadhouse, Inc., with W. Kent Taylor, as the sole stockholder of WKT Restaurant Corp., receiving 178,125 shares of Class A common stock and 2,632,688 shares of Class B common stock of Texas Roadhouse, Inc. As the sole shareholder of Texas Roadhouse, Inc., which is currently an "S" corporation, Mr. Taylor will be the beneficial owner of the one percent royalty distribution received by Texas Roadhouse, Inc., as successor to the merger with WKT Restaurant Corp., on all sales of company and license Texas Roadhouse restaurants through the date of the completion of this offering.

  •
  Texas Roadhouse Holdings LLC will become a subsidiary of Texas Roadhouse, Inc., with the equity holders receiving 17,814,538 shares of Class A common stock. Of these shares, Mr. Taylor will receive the beneficial ownership of 8,585,561 shares and the remaining equity holders will receive 9,228,977 shares.

  •
  Mr. Taylor will contribute his majority interest in Texas Roadhouse Development Corporation to Texas Roadhouse, Inc. in exchange for 1,754,531 shares of Class A common stock.

  •
  Texas Roadhouse Management Corp. will become a wholly-owned subsidiary of Texas Roadhouse, Inc., with the equity holders receiving 765,502 shares of Class A common stock. Of these shares, Mr. Taylor will receive 4 shares and the remaining equity holders will receive 765,498 shares.

  •
  Mr. Taylor will contribute his controlling interest in 9 franchise restaurants to Texas Roadhouse, Inc. in exchange for 670,268 shares of Class A common stock.

  •
  Texas Roadhouse, Inc. will become a "C" corporation.

        In addition, we will undertake the following acquisition transactions resulting in the issuance of an aggregate of 3,085,773 shares of Class A common stock:

  •
  we will acquire the remaining equity interests of Texas Roadhouse Development Corporation in exchange for 584,844 shares of Class A common stock;

  •
  we will acquire the remaining equity interests in all 31 of our majority-owned or controlled company restaurants (including the remaining equity interests in the 9 franchise restaurants in which Mr. Taylor's interest will also be acquired as described above) in exchange for 2,356,312 shares of Class A common stock; and

  •
  we will acquire all of the equity interests in one franchise restaurant in exchange for 144,617 shares of Class A common stock.

        As a result of all of these transactions, immediately before the completion of this offering:

  •
  24,268,737 shares of Class A common stock and 2,632,688 shares of Class B common stock will be outstanding (assuming an initial offering price of $16.00 per share and excluding any option exercises since June 29, 2004); and

  •
  our company will have a total of 95 wholly-owned company restaurants and there will be 78 franchise restaurants (excluding any restaurants which opened after June 29, 2004).

        None of the parties to the above transactions will receive cash in exchange for their interests in the respective entities. However, as described under "Summary—Background to the Offering," "Use of Proceeds" and "Dividend Policy," cash distributions will be made to the equity holders of Texas Roadhouse Holdings LLC and the other predecessor entities relating to their income for periods before the effective date of our corporate reorganization.

        Going forward, these transactions will have the following effect on our financial position and results of operations:

  •
  first, unlike Texas Roadhouse Holdings LLC, Texas Roadhouse, Inc., as a C corporation, will be subject to state and federal income tax;

  •
  second, upon becoming a "C" corporation, we will record a cumulative net deferred tax liability and a corresponding charge to our provision for income taxes of approximately $5.0 million which is not reflected in the pro forma combined financial data set forth elsewhere in this prospectus;

  •
  third, as a result of acquiring all of the remaining interests in our majority-owned or controlled restaurants and Texas Roadhouse Development Corporation, all of our 95 company restaurants will be wholly-owned by us and the provision for the related minority interest in our financial statements will be eliminated.

Long-Term Strategies to Grow Earnings Per Share

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We will continue to evaluate opportunities to develop Texas Roadhouse restaurants in existing and new markets. We will remain focused primarily on mid-sized markets where we believe there exists a significant demand for our restaurants because of population size, income levels and the presence of shopping and entertainment centers and a significant employment base. Restaurants that we owned and operated for the full 6 months before the beginning of 2003 generated average unit volumes of $3.4 million for 2003. Our average cash investment to develop and open a new restaurant, including the cost of land and pre-opening expenses, is $2.5 million to $3.0 million. Our ability to expand our restaurant base is influenced by factors beyond our control and therefore we may not be able to achieve our anticipated growth. See "Risk Factors—Risks Related to Our Business."

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, real estate, human resources, legal, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Key Operating Personnel

        Key personnel who have a significant impact on the performance of our restaurants include managing and market partners. Each company restaurant has one managing partner who serves as the general manager. Market partners provide supervisory services to up to 14 managing partners and their respective management teams. Market partners also assist with our site selection process and recruitment of new management teams. The managing partner of each company restaurant and their corresponding market partners are required, as a condition of employment, to sign a multi-year employment agreement. The annual compensation of our managing and market partners includes a base salary plus a percentage of the pre-tax net income of the restaurant(s) they operate or supervise. In 2003, the average annual bonus as a percentage of total compensation for managing and market partners was 54% and 75%, respectively. Managing and market partners are eligible to participate in our stock option plan and are required to make deposits of $25,000 and $50,000, respectively towards the exercise price of such options.

Key Measures We Use To Evaluate Our Company

        Key measures we use to evaluate and assess our business include the following:

        Number of Restaurant Openings.    Number of restaurant openings reflects the number of restaurants opened during a particular fiscal period. For company restaurant openings we incur pre-opening costs, which are defined below, before the restaurant opening. Typically new restaurants open with an initial start-up period of higher than normalized sales volumes, which decrease to a steady level approximately three to six months after opening. However, although sales volumes are generally higher, so are initial costs, resulting in restaurant operating margins that are generally lower during the start-up period of operation and increase to a steady level approximately three to six months after opening.

        Comparable Restaurant Sales Growth.    Comparable restaurant sales growth reflects the change in year-over-year sales for the comparable restaurant base. We define the comparable restaurant base to include those restaurants open for a full six months before the beginning of the earlier fiscal period. Comparable restaurant sales growth can be generated by an increase in guest traffic counts or by increases in the per person average check amount. Menu price changes and the mix of menu items sold can affect the per person average check amount.

        Average Unit Volume.    Average unit volume represents the average annual restaurant sales for all company restaurants open for a full six months before the beginning of the period measured. Growth in average unit volumes in excess of comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels in excess of the system average. Conversely, growth in average unit volumes less than growth in comparable restaurant sales growth is generally an indication that newer restaurants are operating with sales levels lower than the system average.

        Net Income Margin.    Net income margin represents net income as a percentage of revenue.

        Store Weeks.    Store weeks represent the number of weeks that our company restaurants were open during the year.

Other Key Definitions

        Restaurant Sales.    Restaurant sales include gross food and beverage sales, net of promotions and discounts.

        Franchise Royalties and Fees.    Franchisees typically pay a $40,000 initial franchise fee for each new restaurant. Franchise royalties consist of royalties in the amount of 2.0% to 4.0% of gross sales paid to us by our franchisees.

        Restaurant Cost of Sales.    Restaurant cost of sales consists of food and beverage costs.

        Restaurant Labor Expenses.    Restaurant labor expenses include all direct and indirect labor costs incurred in operations except for profit sharing incentive compensation expenses earned by our managing and market partners. These profit sharing expenses are reflected in restaurant other operating expenses.

        Restaurant Rent Expense.    Restaurant rent expense includes all rent payments associated with the leasing of real estate and includes base, percentage and straight-line rent.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses consist of all other restaurant-level operating costs, the major components of which are utilities, supplies, advertising, repair and maintenance and other expenses. Profit sharing allocations to market partners and managing partners are also included in restaurant other operating expenses.

        Restaurant Pre-opening Expenses.    Restaurant pre-opening expenses, which are charged to operations as incurred, consist of expenses incurred before the opening of a new restaurant and are comprised principally of training and opening team salaries, travel expenses, and food, beverage and other initial supplies and expenses.

        General and Administrative Expenses.    General and administrative expenses ("G&A") is comprised of expenses associated with corporate and administrative functions that support development and restaurant operations and provide an infrastructure to support future growth. Supervision and accounting fees received from certain franchise restaurants and license restaurants are offset against general and administrative expenses.

        Depreciation and Amortization Expenses.    Depreciation and amortization expenses ("D&A") includes the depreciation of fixed assets and, for 2001 only, the amortization of goodwill associated with the acquisition of the ownership interests in the three original restaurants. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, issued by the Financial Accounting Standards Board in July 2001, we ceased amortizing our goodwill as of the beginning of 2002. We perform periodic assessments of whether our goodwill is impaired and make an earnings charge only if such impairment exists.

        Interest Expense, Net.    Interest expense includes the cost of our debt obligations including the amortization of loan fees.

        Minority Interest.    Our combined subsidiaries at December 30, 2003 included 31 majority-owned or controlled restaurants and Texas Roadhouse Development Corporation. Minority interest represents the portion of income attributable to the other owners of the majority-owned or controlled restaurants and Texas Roadhouse Development Corporation.

        Equity Income from Unconsolidated Affiliates.    We own a 10.0% equity interest in two franchise restaurants, a 5.0% interest in seven franchise restaurants, and a 1.0% equity interest in one franchise restaurant, all of which were open and operating at June 29, 2004. Equity income from unconsolidated affiliates represents our percentage share of net income earned by these unconsolidated affiliates.

Results of Operations

	Fiscal Year						26 Weeks Ended
	2001		2002		2003		2003 YTD		2004 YTD
	$	%	$	%	$	%	$	%	$	%
	(in thousands)
Combined Statements of Income:
Revenue:
Restaurant sales	$154,359	96.5%	$226,756	97.4%	$279,519	97.6%	$135,315	97.6%	$169,675	97.6%
Franchise royalties and fees	5,553	3.5	6,080	2.6	6,934	2.4	3,318	2.4	4,142	2.4

Total revenue	$159,912	100.0%	$232,836	100.0%	$286,453	100.0%	138,633	100.0%	173,817	100.0%

Costs and expenses:
(As a percentage of restaurant sales)
Restaurant operating costs:
Cost of sales	53,342	34.6	74,351	32.8	91,904	32.9	43,977	32.5%	58,979	34.8%
Labor	43,607	28.3	64,506	28.4	78,070	27.9	37,923	28.0	46,578	27.5
Rent	4,410	2.9	5,125	2.3	6,005	2.1	2,859	2.1	3,353	2.0
Other operating	24,379	15.8	36,237	16.0	47,382	17.0	22,563	16.7	27,455	16.2
(As a percentage of total revenue)
Pre-opening	3,640	2.3	4,808	2.1	2,571	0.9	1,043	0.8	2,146	1.2
Depreciation and amortization	5,022	3.1	6,876	3.0	8,562	3.0	4,158	3.0	4,916	2.8
General and administrative	11,823	7.4	14,621	6.3	17,701	6.2	8,889	6.4	10,422	6.0

Total costs and expenses	$146,223	91.4%	$206,524	88.7%	$252,195	88.0%	$121,412	87.6%	$153,849	88.5%
Income from operations	13,689	8.6	26,312	11.3	34,258	12.0	17,221	12.4	19,968	11.5
Interest expense, net	3,649	(2.3)	4,212	(1.8)	4,350	(1.5)	2,039	(1.5)	2,039	(1.2)
Minority interest	2,899	(1.8)	5,168	(2.2)	6,704	(2.3)	3,443	(2.5)	3,857	(2.2)
Equity income (loss) from investments in unconsolidated affiliates	25	0.0	21	0.0	(61)	0.0	(37)	0.0	70	0.0
Other income	125	0.1	—	0.0	—	0.0	—	0.0	—	0.0

Net income	$7,291	4.6%	$16,953	7.3%	$23,143	8.2%	$11,702	8.4%	$14,142	8.1%

Restaurant Unit Activity

	Company	Franchise	Total
Balance at December 31, 2000	44	48	92
Openings	13	15	28
Acquisitions (Dispositions)	(1)	1	—
Closures	—	—	—

Balance at December 30, 2001	56	64	120
Openings	20	2	22
Acquisitions (Dispositions)	1	(1)	—
Closures	—	—	—

Balance at December 31, 2002	77	65	142
Openings	10	10	20
Acquisitions (Dispositions)	—	—	—
Closures	—	—	—

Balance at December 30, 2003	87	75	162

Openings	7	4	11
Acquisitions (Dispositions)	—	—	—
Closures	—	—	—

Balance at June 29, 2004	94	79	173

2004 YTD (26 weeks) Compared to 2003 YTD (26 weeks)

        Restaurant Sales.    Restaurant sales increased by 25.4% in 2004 YTD as compared to 2003 YTD. This increase was primarily attributable to the opening of new restaurants and comparable restaurant sales growth. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants for 2004 YTD and 2003 YTD.

	2003 YTD	2004 YTD
Company Restaurants
Store Weeks	1,222	1,742
Comparable restaurant sales growth	1.8%	8.8%
Average unit volumes (in thousands)	$1,708	$1,859

        In response to recent increases in food and supply costs, we increased our menu prices overall by approximately 2.5%, effective October 2004.

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $824,000, or by 24.8%, from 2003 YTD to 2004 YTD. This increase was primarily attributable to the opening of new franchise restaurants and comparable restaurant sales growth. Franchise restaurant count activity is shown in the Restaurant Unit Activity table above.

        Restaurant Cost of Sales.    Restaurant cost of sales increased as a percentage of restaurant sales to 34.8% in 2004 Q2 from 32.5% in 2003 YTD. This increase was primarily due to the higher cost of beef and pork ribs.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased to 27.5% in 2004 YTD from 28.0% in 2003 YTD. The percentage of sales benefit generated from comparable restaurant sales growth more than offset modest wage rate inflation.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, remained relatively unchanged from 2.1% in 2003 YTD to 2.0% in 2004 YTD.

        Restaurant Other Operating Expenses.    Restaurant operating expenses, as a percentage of restaurant sales, decreased to 16.2% in 2004 YTD from 16.7% in 2003 YTD. The decrease was primarily due to the percentage of sales benefit generated from comparable restaurant sales growth.

        Restaurant Pre-opening Expenses.    Pre-opening expenses in 2004 YTD increased to $2.1 million from $1.0 million in 2003 YTD. This increase was due to seven restaurants which opened in 2004 YTD compared with three restaurants which opened in 2003 YTD.

        Depreciation.    Depreciation, as a percentage of revenue, declined to 2.8% in 2004 YTD from 3.0% in 2003 YTD. The decrease was due primarily to the percentage of sales benefit generated from comparable restaurant sales growth.

        General and Administrative Expenses.    G&A increased in 2004 YTD to $10.4 million (6.0% of revenues) from $8.9 million (6.4% of revenues) in 2003 YTD. This increase was primarily due to infrastructure additions including executive, supervisory, operational and training personnel put into place to accommodate our growth plans. Upon the completion of this offering, we expect annual G&A to increase $1.5 million to $2.0 million due to both new and higher than current corporate expenses such as director and officers insurance premiums, investor support services, audit and legal services and exchange fees.

        Interest Expense, Net.    Interest expense remained flat in 2004 YTD at $2.0 million. A decrease in the average interest rates on our outstanding borrowings offset the additional debt incurred for new restaurant openings.

        Minority Interest.    The minority interest deducted from income in 2004 YTD increased to $3.9 million from $3.4 million in 2003 YTD. The increase was due to improved operating results from the 31 consolidated subsidiaries.

        Equity Income from Unconsolidated Affiliates.    In 2004 YTD, we reported income of $70,000 from thirteen unconsolidated affiliates (including three affiliates which had not yet begun operations as of June 29, 2004) compared to losses of $37,000 for five unconsolidated affiliates reported in 2003 YTD. This increase was due to eight additional franchise restaurants which were opened after April 1, 2003. Primarily due to pre-opening expenses, new restaurants take three to six months to become profitable; hence, these new restaurants produced net losses in 2003.

2003 (52 weeks) Compared to 2002 (52 weeks) and 2002 (52 weeks) Compared to 2001 (52 weeks)

        Restaurant Sales.    Restaurant sales increased by 23.3% in 2003 as compared to 2002 and by 46.9% in 2002 as compared to 2001. The increases in 2003 and 2002 were primarily attributable to the opening of new restaurants. The following table summarizes additional factors that influenced the changes in restaurant sales at company restaurants for 2003 and 2002.

	2001	2002	2003
Company Restaurants
Store weeks	2,490	3,528	4,234
Comparable restaurant sales growth	1.5%	3.7%	3.4%
Average unit volumes (in thousands)	$3,313	$3,270	$3,401

        Franchise Royalties and Fees.    Franchise royalties and fees increased by $854,000, or by 14.0%, in 2003 as compared to 2002. This increase was primarily attributable to the opening of new franchise restaurants. Franchise restaurant count activity is shown in the Restaurant Unit Activity table. Royalties and fees increased by $527,000, or by 9.5%, in 2002 as compared to 2001. This increase was primarily attributable to the opening of new restaurants and comparable restaurant sales growth.

        Restaurant Cost of Sales.    Restaurant cost of sales increased slightly as a percentage of restaurant sales to 32.9% in 2003 from 32.8% in 2002. This increase was primarily due to the higher cost of pork ribs. Restaurant cost of sales decreased as a percentage of restaurant sales to 32.8% in 2002 from 34.6% in 2001. This decrease was primarily due to the lower cost of beef and chicken. Although the market prices of those items actually increased during 2002, we negotiated fixed prices with our vendors for those items in late 2001 at a time when the market prices were considerably lower.

        Restaurant Labor Expenses.    Restaurant labor expenses, as a percentage of restaurant sales, decreased from 28.4% in 2002 to 27.9% in 2003. The percentage of sales benefit generated from comparable sales growth more than offset modest wage rate inflation. Restaurant labor expenses, as a percentage of sales, remained primarily stable between 2001 and 2002.

        Restaurant Rent Expense.    Restaurant rent expense, as a percentage of restaurant sales, decreased to 2.1% in 2003 from 2.3% in 2002 and from 2.9% in 2001. During 2002 and 2003, a higher percentage of our restaurants, versus what we have done historically, were developed on owned versus leased properties.

        Restaurant Other Operating Expenses.    Restaurant other operating expenses increased as a percentage of restaurant sales to 17.0% in 2003 from 16.0% in 2002. Increased spending on equipment leases, supplies, and repair and maintenance combined with inflation in utilities, particularly natural gas, were the primary drivers of this increase. Restaurant other operating expenses increased as a percentage of restaurant sales to 16.0% in 2002 from 15.8% in 2001. Increased spending on equipment leases was the primary driver.

        Restaurant Pre-Opening Expenses.    Restaurant pre-opening expenses in 2003 decreased to $2.6 million from $4.8 million in 2002. This decrease was due to the opening of fewer restaurants in 2003 as compared to 2002. Pre-opening expenses in 2002 increased to $4.8 million from $3.6 million in 2001. This increase was due to opening additional restaurants in 2002 as compared to 2001.

        Depreciation and Amortization Expenses.    D&A, as a percentage of revenue, remained constant at 3.0% for 2003 as compared to 2002. D&A, as a percentage of revenue, fell slightly to 3.0% in 2002 versus 3.1% in 2001.

        General and Administrative Expenses.    G&A increased in 2003 to $17.7 million (6.2% of revenue) from $14.6 million (6.3% of revenue) in 2002. G&A expenses increased in 2002 to $14.6 million (6.3% of revenue) from $11.8 million (7.4% of revenue) in 2001. For both years, the cost increases were primarily due to infrastructure additions including executive, supervisory, operational, systems, and training personnel put into place during the last two fiscal years to accommodate our growth plans.

        Interest Expense, Net.    Interest expense increased slightly in 2003 to $4.4 million from $4.2 million in 2002. In July 2003 we completed a $100.0 million, three year credit facility that enabled us to refinance 80.0% of our existing debt at much lower rates of interest and provide us with roughly $50.0 million of available financing to fund the development of new restaurants. Interest expense included the write-off of approximately $332,000 of loan fees related to the refinanced debt. This increase was partially offset by a reduction in interest rates on approximately $47.6 million of the refinanced debt. We have been able to borrow at steadily decreasing interest rates due both to the favorable interest environment and to our steadily improving earnings and resulting creditworthiness. The weighted average interest rate for our installment loans decreased from 5.88% at December 31, 2002 to 4.59% at December 30, 2003. Interest expense increased in 2002 to $4.2 million from $3.6 million in 2001. The increase was due to $14.8 million in additional debt. The increase in interest expense attributable to new debt was partially offset by a reduction in interest rates on approximately $11.2 million of debt which was refinanced during the year. The weighted average interest rate for our installment loans decreased from 8.08% at December 30, 2001 to 5.88% at December 31, 2002. With the completion of this offering, our interest expense will significantly decrease as we pay down a substantial portion of our outstanding debt.

        Minority Interest.    The minority interest deducted from income in 2003 increased to $6.7 million from $5.2 million in 2002. The increase was primarily due to an increase in majority-owned restaurant store weeks resulting from the addition of seven majority-owned or controlled restaurants which opened in 2002. The minority interest deducted from income in 2002 increased to $5.2 million from $2.9 million in 2001. The increase was primarily due to an increase in majority-owned or controlled restaurant store weeks resulting from the addition of seven majority-owned or controlled restaurants, which opened in 2001.

        Equity Income from Unconsolidated Affiliates.    In 2003, we reported a loss of $61,000 from unconsolidated affiliates compared to income of $21,000 reported in 2002. In 2003, seven franchise restaurants opened in which we owned either a 5.0% or 10.0% interest. Primarily due to pre-opening expenses, new restaurants take three to six months to become profitable; hence, these new restaurants produced net losses in 2003. While we expect to add a few franchise restaurants in 2004 in which we will have a small ownership interest, we expect to report income for the equity income from unconsolidated affiliates line in 2004 as the aforementioned 2003 restaurant openings report profits in 2004.

        Other Income.    During 2001, we sold a 50.0% interest in a majority-owned restaurant to the restaurant's minority owners.

        Net Income Margin.    Net income margin increased from 7.3% in 2002 to 8.2% in 2003. Lower pre-opening expenses were the key driver of this increase. Net income margin increased from 4.6% in 2001 to 7.3% in 2002. Increased restaurant operating margin and G&A leverage were the key components of this increase.

Liquidity and Capital Resources

        The following table presents a summary of our net cash provided by operating, investing and financing activities:

	Fiscal Year			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
	(in thousands)
Net cash provided by operating activities	$22,502	$31,718	$42,158	$14,284	$25,514
Net cash used in investing activities	(35,769)	(32,764)	(26,524)	(13,514)	(21,790)
Net cash provided by (used in) financing activities	9,894	4,945	(17,722)	(8,292)	(1,627)

Net increase (decrease) in cash	$(3,373)	$3,899	$(2,088)	$(7,522)	$2,097

        Our operations have not required significant working capital and, like many restaurant companies, we have been able to operate with negative working capital. Sales are primarily for cash, and restaurant operations do not require significant inventories or receivables. In addition, we receive trade credit for the purchase of food, beverages and supplies, thereby reducing the need for incremental working capital to support growth.

        We require capital principally for the development of new company restaurants and the refurbishment of existing restaurants. Capital expenditures totaled approximately $35.9 million, $34.7 million and $26.9 million for the years ended December 30, 2001, December 31, 2002, and December 30, 2003, respectively. We either lease our restaurant site locations under operating leases for periods of five to 30 years (including renewal periods) or purchase the land where it is cost effective. As of June 29, 2004, there were 46 restaurants developed on land which we owned.

        We have also required cash to pay distributions to our equity holders. Our predecessor companies paid aggregate distributions to their equity holders in 2002, 2003 and 2004 YTD of $13.9 million, $21.7 million and $12.1 million respectively. These predecessor companies will continue to make distributions, some of which will be made after the completion of this offering, in respect of their income from December 31, 2003 through the effective date of their combination under Texas Roadhouse, Inc.

        Additionally, after the completion of this offering, we will make a distribution of approximately $30.4 million to those of our existing stockholders who were formerly members of Texas Roadhouse Holdings LLC, representing distributions which have been declared, but not paid, in respect of the income of Texas Roadhouse Holdings LLC through June 29, 2004. We will make additional distributions in respect of its undistributed income from June 30, 2004 to the effective date of the combination of our operations under Texas Roadhouse, Inc., which payments will occur after the completion of this offering.

        Upon the effective date of the combination, we intend to retain our future earnings, if any, to finance the future development and operation of our business. Accordingly, we do not anticipate paying any dividends on our common stock in the foreseeable future.

        In 2003, we used cash on hand, borrowings under our credit facility and net cash provided by operating activities to fund capital expenditures and distributions. In addition, we were able to reduce our debt by approximately $1.2 million in 2003 as compared to 2002.

        In July 2003, we completed a $100.0 million, three year credit facility that enabled us to refinance 80.0% of our existing debt at much lower rates of interest and provide us with roughly $50.0 million of available financing to fund the development of new restaurants. The terms of the facility require us to pay interest on outstanding borrowings at LIBOR plus a margin of 1.50% to 2.75% (depending on our leverage ratio) and pay a commitment fee of 0.25% per year on any unused portion of the facility. Our facility prohibits us from incurring additional debt outside the facility except for equipment financing up to $3.0 million, unsecured debt up to $500,000 and up to $15.0 million of debt incurred by majority-owned companies formed to own new restaurants. Additionally, the lenders' obligations to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 1.10 to 1.00 and a maximum consolidated leverage ratio of 3.50 to 1.00 through June 29, 2004, 3.25 to 1.00 for the four quarters prior to June 28, 2005 and 3.00 to 1.00 for the four quarters prior to June 30, 2006. We have also entered into other loan agreements with other lenders to finance various restaurants which impose financial covenants. Our loan agreement for our Mesquite, Texas restaurant requires us to maintain a minimum consolidated fixed charge coverage ratio of 1.20 to 1.0. Our loan agreement with another lender for our Pasadena, Texas restaurant also requires a minimum consolidated fixed charge coverage ratio of 1.20 to 1.00. Our loan agreement with a third lender for our New Philadelphia, Ohio restaurant requires a minimum fixed charge coverage ratio of 1.30 to 1.00. Finally, we have multiple loan agreements with a fourth lender for our restaurants located in Peoria, Arizona; Charlotte, North Carolina; Wilmington, North Carolina; Richmond, Virginia; and Cheyenne, Wyoming, each of which imposes a covenant to maintain a debt coverage ratio of 1.20 to 1.00. If we are unable to maintain these ratios, we would be unable to obtain additional financing from these lenders. Additionally, we would be in default of these loan agreements, which could result in a default under our existing credit facility, which in turn would limit our ability to secure additional funds under that facility. We are currently in compliance with all of our lenders' covenants. None of our other long-term loan agreements impose financial covenants or otherwise limit our ability to borrow.

        At December 30, 2003, we had $50.2 million of borrowings outstanding under our credit facility and $47.0 million of availability net of $1.4 million of outstanding letters of credit. In addition, we had various other notes payable totaling $14.1 million with interest rates ranging from 4.2% to 10.8%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate for 2003 was 4.6%. At June 29, 2004, our borrowings under our credit facility increased to $60.5 million, with $33.8 million of availability net of $1.6 million of outstanding letters of credit. Our various other notes payable decreased at June 29, 2004 to $13.6 million.

        In 2003, we entered into a fixed rate swap agreement for $31.2 million of the outstanding debt under our credit facility to limit the variability of a portion of our interest payments. This swap changes the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of this interest rate swap, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. In connection with the completion of this offering, we expect to terminate this arrangement. Upon termination, any amounts recorded in accumulated other comprehensive income for the swap will be reclassified to interest expense. As of June 29, 2004, approximately $67,000 of unrealized loss on the swap was recorded in accumulated other comprehensive income.

        Our future capital requirements will primarily depend on the number of new restaurants we open and the timing of those openings within a given fiscal year. These requirements will include costs directly related to opening new restaurants and may also include costs necessary to ensure that our infrastructure is able to support a larger restaurant base. In 2004 and 2005, we expect our capital expenditures to be approximately $40.0 million to $50.0 million, and $50.0 million to $60.0 million, respectively, substantially all of which will relate to planned restaurant openings. We intend to satisfy our capital requirements over the next 18 months with cash on hand, net cash provided by operating activities and funds available under our credit facility.

        In August 2004, we accepted a commitment letter for a new $150.0 million five-year revolving credit facility which will replace our existing credit facility after the completion of this offering. The terms of the new facility will require us to pay interest on outstanding borrowings at LIBOR plus a margin of 0.75% to 1.50% (depending on our leverage ratio) and to pay a commitment fee of 0.15% per year on any unused portion of the facility. Our ability to incur debt outside the facility will still be restricted, subject to some exceptions which are to be determined. The new facility will similarly impose financial covenants, including maintaining a minimum fixed charge coverage ratio of 1.50 to 1.00 and a maximum leverage ratio of 3.00 to 1.00. The lenders' obligation to extend credit under the new facility will depend upon our compliance with these covenants. The commitment of the lenders for the new facility is subject to the negotiation, execution and delivery of final loan documents and other customary conditions.

Contractual Obligations

        The following table summarizes the amount of payments due under specified contractual obligations as of December 30, 2003:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations	$64,313	$8,059	$47,636	$3,018	$5,600
Capital lease obligations	1,716	305	473	234	704
Operating lease obligations	79,077	8,509	16,659	12,634	41,275
Capital obligations	22,602	22,602	—	—	—

Total contractual obligations	$167,708	$39,475	$64,768	$15,886	$47,579

        See Notes 3 and 6 to the combined financial statements for details of contractual obligations. Capital obligations, which represents the estimated cost of completing capital project commitments, were $36.6 million at June 29, 2004, which were all due in less than one year. There were no other material changes in the amount of payments due under specified contractual obligations as of June 29, 2004.

Off-Balance Sheet Arrangements

        Except for operating leases (primarily restaurant leases), we do not have any off-balance sheet arrangements.

Guarantees

        We entered into real estate lease agreements for franchise restaurants located in Everett, MA and Longmont, CO prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014 and the Everett lease expires in February 2018.

Recent Accounting Pronouncements

        See Note 2 in the accompanying combined financial statements.

Critical Accounting Policies and Estimates

        The above discussion and analysis of our financial condition and results of operations are based upon our combined financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Our significant accounting policies are described in Note 2 to the accompanying combined financial statements. Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing the combined financial statements.

        Impairment of Long-Lived Assets.    We evaluate the carrying value of individual restaurants for impairment annually or when events or circumstances indicate these assets might be impaired. In making these judgments, we consider the period of time since the restaurant was opened and the trend of operations and expectations for future sales growth. For a restaurant selected for review, we estimate the future estimated cash flows from operating the restaurant over its estimated useful life. In determining future cash flows, significant estimates are made by us with respect to future operating results of each restaurant. Our judgments and estimates related to the expected useful lives of long-lived assets are affected by factors such as changes in economic conditions and changes in operating performance. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, these factors could cause us to realize a material impairment charge.

        If assets are determined to be impaired, we would measure the impairment charge by calculating the amount by which the asset carrying amount exceeds its fair value. The determination of asset fair value is also subject to significant judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets.

        In our impairment evaluations for 2001, 2002, 2003 we concluded that no impairment charge was necessary. Additionally, in our most recent impairment analysis for long-lived assets, no additional impairment charge would have resulted even if there were a permanent 10.0% reduction in revenue in our restaurants.

        Goodwill.    The implied fair value of goodwill is determined by allocating the fair value of the reporting unit, which we consider to be at the restaurant level, in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The determination of impairment consists of two steps. First, we determine the fair value of the reporting unit and compare it to its carrying amount. Fair value is determined based on discounted cash flows. Second, if the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill.

        The most significant assumptions we use in this analysis are those made in estimating future cash flows. In estimating future cash flows, we use the assumptions from our strategic plan for items such as sales growth and operating costs. If our assumptions used in performing the impairment test prove inaccurate, the fair value of the restaurants may ultimately prove to be significantly lower, thereby causing the carrying value to exceed the fair value and indicating impairment has occurred. We concluded that no impairment charge was required for the years ended December 30, 2001,

December 31, 2002 and December 30, 2003, as well as the 26 weeks ended July 1, 2003 and June 29, 2004.

        Insurance Reserves.    We self-insure a significant portion of expected losses under our workers compensation, general liability and property insurance programs. We purchase insurance for individual claims that exceed the amounts listed below:

Workers Compensation	$250,000
General Liability	$100,000
Property	$50,000

        We record a liability for all unresolved claims and for an estimate of incurred but not reported claims at the anticipated cost to us based on estimates provided by a third party administrator and insurance company. Our estimated liability is not discounted and is based on a number of assumptions and factors regarding economic conditions, the frequency and severity of claims and claim development history and settlement practices. Because we began our self-insurance program in 2002, we rely on actuarial observations of historical claim development for the industry which we believe is representative of our history. In the future, if our experience is significantly different than the industry, we will adjust our reserve, and our future self-insurance expenses may rise. Our estimates since 2002 have been accurate and no significant adjustment to the reserve has been made. Our assumptions are closely reviewed, monitored, and adjusted when warranted by changing circumstances.

Effects of Inflation

        We do not believe inflation has had a significant effect on our operations during the past several years. We generally have been able to substantially offset increases in our restaurant and operating costs resulting from inflation by altering our menu, increasing menu prices or making other adjustments.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to market risk from changes in interest rates on debt and changes in commodity prices. Our exposure to interest rate fluctuations is limited to our outstanding bank debt. At December 30, 2003, outstanding borrowings under our revolving lines of credit bear interest at approximately 150 to 275 basis points (depending on our leverage ratios) over the 30, 60, 90 or 180 day London Interbank Offered Rate. The weighted average effective interest rate on the $50.2 million outstanding balance under these lines at December 30, 2003 was 3.7%. In addition, we had various other notes payable totaling $14.1 million with interest rates ranging from 4.2% to 10.8%. The weighted average effective interest rate on the $60.5 million outstanding balance under these lines at June 29, 2004 was 3.6%. Our various other notes payable totalling $13.6 million at June 29, 2004 had interest rates ranging from 4.2% to 10.8%. Each of these notes relate to the financing of specific restaurants. Our total weighted average effective interest rate for 2003 and 2004 YTD was 4.6% and 4.9%, respectively.

        In 2003, we entered into a fixed rate swap agreement for $31.2 million of the outstanding debt under our credit facility to limit the variability of a portion of our interest payments. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, we receive variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt. In addition, approximately $9.2 million of the $13.6 million outstanding of notes payable are fixed rate notes. Hence, at June 29, 2004, approximately $33.6 million of our total debt outstanding was floating or variable. Should interest rates based on these borrowings increase by one percentage point, our estimated annual interest expense would increase by approximately $340,000 over the amounts reported for the year ended December 30, 2003.

        Many of the ingredients used in the products sold in our restaurants are commodities that are subject to unpredictable price volatility. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for certain commodities such as produce and cheese and we are subject to prevailing market conditions when purchasing those types of commodities. For commodities that are purchased under fixed price contracts, the prices are based on prevailing market prices at the time the contract is entered into and do not fluctuate during the contract period. We do not use financial instruments to hedge commodity prices because these purchase arrangements help control the ultimate cost paid. Extreme and/or long term increases in commodity prices could adversely affect our future results, especially if we are unable, primarily due to competitive reasons, to increase menu prices. Additionally, if there is a time lag between the increasing commodity prices and our ability to increase menu prices or, if we believe the commodity price increase to be short in duration and we choose not to pass on the cost increases, our short-term financial results could be negatively affected.

        We are subject to business risk as our beef supply is highly dependent upon four vendors. We currently purchase most of our beef from one of the largest beef suppliers in the country. If this vendor was unable to fulfill its obligations under its contracts, we may encounter supply shortages and incur higher costs to secure adequate supplies, any of which would harm our business.

BUSINESS

General

        Texas Roadhouse is a growing, moderately priced, full-service restaurant chain. Our founder and chairman, W. Kent Taylor, started the business in 1993. Our mission statement is "Legendary Food, Legendary Service." Our operating strategy is designed to position each of our restaurants as the local hometown destination for a broad segment of consumers seeking high quality, affordable meals served with friendly, attentive service. As of June 29, 2004, 173 Texas Roadhouse restaurants were operating in 33 states. We owned and operated 94 restaurants in 25 states, and franchised and licensed an additional 79 restaurants in 18 states.

        We offer an assortment of specially seasoned and aged steaks hand-cut daily on the premises and cooked to order over open gas-fired grills. We also offer our guests a selection of ribs, fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. The majority of our entrees include two made-from-scratch side items, and we offer all our guests a free unlimited supply of roasted in-shell peanuts and made-from-scratch yeast rolls.

        We have successfully grown the total number of Texas Roadhouse company and franchise restaurants over the past five years from 67 restaurants in 1999 to 162 restaurants as of the end of 2003, representing a 24.7% compounded annual growth rate. Over the same period, our revenue increased from $71.0 million to $286.5 million, our income from operations increased from $6.7 million to $34.3 million, and our net income increased from $4.0 million to $23.1 million, representing compounded annual growth rates of 41.7%, 50.2% and 55.0%, respectively.

Restaurant Industry Overview

        According to the National Restaurant Association, or NRA, the restaurant industry represents approximately 4.0% of the United States' gross domestic product. The NRA forecasts that restaurant industry sales will continue to rise in 2004, reaching $440.1 billion. The NRA estimates that the industry today encompasses approximately 878,000 restaurants, and this number is expected to grow to over 1.0 million by 2010.

        The NRA also estimates that:

  •
  total sales in the restaurant industry for 2003 exceeded $420 billion, marking 12 consecutive years of growth;

  •
  sales in the full-service segment of the U.S. restaurant industry grew approximately 7.9% between 2001 and 2003, reaching over $150 billion in 2003; and

  •
  sales at full-service restaurants in the United States will increase approximately 4.6% in 2004 to $158 billion.

        Technomic, Inc., a national consulting and research firm, forecasts sales at U.S. full-service restaurants, such as Texas Roadhouse, to grow at a compounded annual rate of 5.7% from 2003 through 2008, compared to forecasted compounded annual growth of 4.8% for the total U.S. restaurant industry for the same period. According to Technomic, the varied menu category within the full-service restaurant segment of the U.S. restaurant industry is projected to grow at a 6.0% compounded annual growth rate from 2003 through 2008. In 2003, the full-service steak segment accounted for 7.7% of sales within the full-service category and 3.9% of sales within the total restaurant industry. Technomic estimates that this segment will grow at a compounded annual rate of 6.0% from 2003 through 2008.

        Within the consumer food industry, studies show that there has been a steady shift away from the consumption of "food-at-home" towards the purchase of "food-away-from-home" over the past

50 years. According to the NRA, "food-away-from-home" is expected to represent in excess of 50.0% of all food purchases made by consumers by 2010.

        We believe that this growth in purchases of "food-away-from-home" is attributable to, among other things, the following demographic, economic and lifestyle trends:

  •
  the rise in the number of women in the workplace;

  •
  an increase in dual-income families;

  •
  the aging of the U.S. population; and

  •
  an increased willingness by consumers to pay for the convenience of meals prepared outside their homes.

        We believe these trends have contributed to an increased demand for full-service dining and that this demand will continue to increase.

Operating Strategy

        The operating strategy that underlies the growth of our concept is built on the following key components:

  •
  Offering high quality, freshly prepared food.    We place a great deal of emphasis on ensuring our guests receive high quality, freshly prepared food. We have developed proprietary recipes to provide consistency in quality and taste throughout all restaurants. We require that a management level employee inspect every entrée before it leaves the kitchen to confirm it matches the guest's order and meets our standards for quality, appearance and presentation. Finally, we employ a team of product coaches whose sole function is to provide continual, hands-on training and education to our kitchen staffs for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size.

  •
  Focusing on dinner.    In a high percentage of our restaurants, we limit our operating hours to dinner only during the weekdays. By focusing on dinner, our restaurant teams have to prepare for and manage only one shift per day during the week. We believe this allows our restaurant teams to offer higher quality, more consistent food and service to our guests. We believe the dinner focus provides a better "quality-of-life" for our management teams and, therefore, is a key ingredient in attracting and retaining talented and experienced management personnel. We also focus on keeping our table-to-server ratios low to allow our servers to truly focus on their guests and serve their needs in a personal, individualized manner.

  •
  Offering attractive price points.    We offer our food and beverages at moderate price points that are as low as or lower than those offered by our competitors. Within each menu category, we offer a choice of several price points with the goal of fulfilling each guest's budget and value expectations. For example, our steak entrees, which include the choice of two side items, range from $7.99 for our 6-ounce sirloin to $17.99 for our 18-ounce T-bone. The per guest average check for the restaurants we owned and operated in 2003 was $13.53. Per person average check represents restaurant sales divided by the number of guests served. We considered each sale of an entrée to be a single guest served. Our per guest average check is highly influenced by our weekday dinner only focus.

  •
  Offering performance-based manager compensation.    We offer a performance-based compensation program to our restaurant managers and area managers, who are called "managing partners" and "market partners" respectively. Each of these partners earns a base salary plus a performance bonus, which represents a percentage of their respective restaurant's pre-tax net income. In 2003, performance bonuses represented 54% and 75% of the total cash compensation earned by managing and market partners respectively. By providing our partners with a significant stake in the success of our restaurants, we believe that we are able to attract and retain talented, experienced, and highly motivated managing and market partners.

  •
  Creating a fun and comfortable atmosphere.    We believe the atmosphere we establish in our restaurants is a key component for fostering repeat business. Our restaurants feature a rustic southwestern lodge décor accentuated with hand-painted murals, neon signs, and southwestern prints, rugs, and artifacts. Additionally, we offer jukeboxes, which continuously play upbeat country hits, and in-house entertainment such as line dancing and birthday celebrations.

Unit Prototype and Economics

        We designed our prototype Texas Roadhouse to provide a relaxed atmosphere and maximize restaurant sales. The Texas Roadhouse prototypical restaurant consists of a freestanding building with approximately 6,300 to 6,900 square feet of space constructed on sites of approximately 1.7 to 2.0 acres, with seating at approximately 56 tables for a total of 239 guests, including 15 bar seats, and parking for approximately 150 automobiles. Our current prototype is adaptable to in-line locations such as spaces within an enclosed mall or a shopping center.

        The total cash cost of developing the current prototype Texas Roadhouse restaurant in which we own the land is $2.5 to $3.0 million. This cost includes $600,000 to $1.0 million for land, $1.0 million to $1.1 million for building and site construction, approximately $630,000 for furniture, fixtures, signage and equipment, and approximately $240,000 for pre-opening costs. When we lease the land, the total cash cost of developing our prototype restaurant is between $1.9 million and $2.1 million. As of June 29, 2004, we owned 46 properties and leased 48 properties.

        Our average unit volume for 2003 was $3.4 million. The time required for a new restaurant to reach a steady level of cash flow is approximately three to six months.

Growth Strategy

        Our long-term strategies with respect to increasing net income and earnings per share include the following:

        Expanding Our Restaurant Base.    We target mid-sized trade areas that we believe include significant opportunities for potential guests because of population size, income levels, and the presence of shopping, entertainment centers and a significant employment base. We also target smaller markets where we believe the appeal of our concept, together with fewer competing casual dining restaurants, provides an attractive opportunity for success. We continually evaluate our market selection criteria and alter them when necessary to reflect new data acquired in conjunction with executing our growth strategy. We expect that approximately three-quarters of our growth in the next several years will be in markets where we have an existing market partner. The remainder will be in markets where we have yet to hire a market partner. Each year, for the next several years, we expect to hire one or two additional market partners. We typically develop one to two restaurants during the first year of a new market partner's employment with us.

        In 2004, we plan to open 15 to 17 additional company restaurants. All but two of these will be in markets where we have an existing market partner. We have either begun construction or have sites currently under contract for purchase or lease for all of these restaurants.

        We may, at our discretion, add franchise stores primarily with franchisees who have demonstrated prior success with the Texas Roadhouse or other restaurant concepts and in markets in which the franchisee demonstrates superior knowledge of the demographics and restaurant operating conditions.

        Improving Restaurant Level Profitability.    We plan to increase restaurant level profitability through a combination of increased comparable restaurant sales and operating cost management.

        Leveraging Our Scalable Infrastructure.    Over the past several years, we have made significant investments in our infrastructure, including information systems, real estate, human resources, legal, marketing and operations. As a result, we believe that our general and administrative costs will increase at a slower growth rate than our revenue.

Site Selection

        We continue to develop and refine our site selection process. In analyzing each prospective site, management devotes significant time and resources to the evaluation of local market demographics, population density, household income levels and site-specific characteristics such as visibility, accessibility, traffic generators, proximity of other retail activities, traffic counts and parking. Our management works actively with real estate brokers in target markets to select high quality sites and to maintain and regularly update our database of potential sites. Management typically requires three to nine months to locate, approve and control a restaurant site and typically three to ten additional months to obtain necessary permits. Upon receipt of permits, it requires approximately four months to construct, equip and open a restaurant.

Existing Restaurant Locations

        As of June 29, 2004, we had 94 company restaurants and 79 franchise restaurants in 33 states as shown in the chart below.

	Number of Restaurants
	Company	Franchise	Total
Arizona	3	—	3
California	—	1	1
Colorado	8	3	11
Delaware	1	—	1
Florida	1	5	6
Georgia	—	6	6
Idaho	2	—	2
Illinois	4	—	4
Indiana	3	14	17
Iowa	3	—	3
Kansas	2	—	2
Kentucky	4	5	9
Louisiana	2	—	2
Maryland	—	4	4
Massachusetts	4	1	5
Michigan	4	2	6
Missouri	—	2	2
Montana	—	1	1
New Hampshire	1	—	1
New York	1	—	1
North Carolina	8	—	8
Ohio	4	11	15
Oklahoma	3	—	3
Pennsylvania	5	4	9
Rhode Island	1	—	1
South Carolina	—	6	6
Tennessee	—	8	8
Texas	21	3	24
Utah	1	—	1
Virginia	5	—	5
West Virginia	—	2	2
Wisconsin	2	1	3
Wyoming	1	—	1

Total	94	79	173

Food

        Menu.    Texas Roadhouse restaurants offer a wide variety of menu items at attractive prices that are designed to appeal to a broad range of consumer tastes. Our dinner entrée prices range from $6.99 to $17.99. We offer a broad assortment of specially seasoned and aged steaks, including 6 and 8 oz. Filets; 6, 8, 11 and 16 oz. Sirloins; and 10 and 12 oz. Rib-eyes, hand-cut daily on the premises and cooked over open gas-fired grills. We also offer our guests a selection of fish, chicken and vegetable plates, and an assortment of hamburgers, salads and sandwiches. Most entrée prices include made-from-scratch yeast rolls and two of the following made from scratch sides: baked potato, sweet potato, steak fries, mashed potatoes, house or Caesar salad, green beans, chili, seasoned rice, baked beans and steamed vegetables. Our menu allows guests to customize their meals by ordering steaks that are "smothered" either in cheese, onions, gravy or mushrooms and baked potatoes "loaded" with cheese and bacon. Other menu items include specialty appetizers such as the "Cactus Blossom," "Rib Appetizer," and "Chicken Critters" (chicken tenders). We also provide a "12 & Under" menu for children that includes a sirloin steak, Chicken Critters, cheeseburger, hot dog and macaroni and cheese, all served with a beverage for under $4.00.

        Almost all of our restaurants feature a full bar that offers an extensive selection of draft and bottled beer. Managing partners are encouraged to tailor their beer selection to include regional brands and microbrews. We serve a selection of major brands of liquor and wine, as well as frozen margaritas. Alcoholic beverages accounted for 12.4% of restaurant sales at Texas Roadhouse in 2003.

        We have maintained a consistent menu over time, with a selection of approximately 60 menu items. We continually review our menu to consider enhancements to existing menu items or the introduction of new items. We change our menu only after guest feedback and an extensive study of the operational and economic implications. To maintain our high levels of food quality and service, we generally remove one menu item for every new menu item introduced, so as to facilitate our ability to execute high quality meals on a focused range of menu items.

        Food Quality.    We are committed to serving a varied menu of high-quality, great tasting food items, with an emphasis on freshness. We have developed proprietary recipes to ensure consistency in quality and taste throughout all restaurants and provide a unique flavor experience to our guests. At each restaurant, a fully trained meat cutter hand cuts our steaks and other restaurant team members prepare all side items and yeast rolls from scratch in the restaurants daily. We assign individual kitchen employees to the preparation of designated food items in order to focus on quality, consistency, and speed. Additionally, every entrée is inspected by a manager before it leaves the kitchen to ensure it matches the guest's order and meets our standards for quality, appearance and presentation.

        We employ a team of product coaches whose sole function is to provide continual, hands-on training and education to the kitchen staffs in all Texas Roadhouse restaurants for the purpose of assuring uniform adherence to recipes, food preparation procedures, food safety standards, food appearance, freshness and portion size. The team currently consists of 20 product coaches, each handling an average of nine restaurants. We expect to maintain a comparable ratio of product coaches to restaurants as we continue to grow.

        Purchasing.    Our purchasing philosophy is designed to consistently supply fresh, quality products to the restaurants at competitive prices while maximizing operating efficiencies. We negotiate directly with suppliers for substantially all food and beverage products to ensure consistent quality and freshness and obtain competitive prices. Certain products, such as dairy products and selected produce, are purchased locally to assure freshness.

        Food and supplies are ordered by, and shipped directly to, the restaurants, as we do not maintain a central product warehouse or commissary. We strive to qualify more than one supplier for all key food items and believe that beef of comparable quality as well as all other essential food and beverage products are available, upon short notice, from alternative qualified suppliers.

        Food Safety.    Food safety is of utmost importance to Texas Roadhouse. We currently employ several programs to ensure adherence to proper food preparation procedures and food safety standards. Texas Roadhouse has an established Quality Assurance department whose function is to develop, enforce and maintain programs designed to ensure strict adherence to food safety guidelines. Where required, all food items purchased from qualified vendors have been inspected by reputable, outside inspection services confirming that the vendor is compliant with FDA and USDA guidelines.

        Each product coach is required to perform a sanitation audit on two stores each month and send the results to our Quality Assurance department for review. Furthermore, though it is typically required for food manufacturers and not for restaurants, Texas Roadhouse has developed a HAACP (Hazard Analysis and Critical Points) plan that specifies food handling and sanitation procedures for all menu items. To reinforce the importance of food safety, all HAACP points are printed in bold type on each recipe.

Service

        Guest Satisfaction.    Through the use of guest surveys, our website "texasroadhouse.com," a toll-free guest response telephone line and personal interaction in the restaurant, we receive valuable feedback from guests and, through prompt responses, demonstrate a continuing dedication to guest satisfaction. Additionally, we employ an outside service to administer a "Secret Shopper" program whereby trained individuals periodically dine and comprehensively evaluate the guest experience at each of our restaurants. Particular attention is given to food and service quality, cleanliness, staff attitude and teamwork, and manager visibility and interaction. The resulting reports are used for follow up training feedback to both staff and management.

        Atmosphere.    The atmosphere of Texas Roadhouse restaurants is intended to appeal to broad segments of the population, children and adults, families, couples, single adults and business persons. Substantially all Texas Roadhouse restaurants are of our prototype design, reflecting a rustic southwestern lodge atmosphere, featuring an exterior of rough-hewn cedar siding and corrugated metal. The interiors feature pine floors and are decorated with hand-painted murals, neon signs, southwestern prints and rugs and artifacts. The restaurants contain jukeboxes that continuously play upbeat country hits. Guests may also view a display-cooking grill and a meat cooler displaying fresh cut steaks, and may wait for seating in either a spacious, comfortable waiting area or a southwestern style bar. While waiting for a table, guests can enjoy complimentary roasted in-shell peanuts and watch as cooks prepare steaks and other entrees on the gas-fired grills. Immediately upon being seated at a table, guests can enjoy made-from-scratch yeast rolls along with the peanuts.

People

        Management and Employees.    Each of our restaurants has one managing partner, one kitchen manager and one service manager, and in some cases an additional assistant manager. The managing partner of each restaurant has primary responsibility for the day-to-day operations of the entire restaurant and is responsible for maintaining the standards of quality and performance established by us. We use market partners to supervise the operation of our restaurants including the continuing development of each restaurant's management team. Through regular visits to the restaurants, the market partners ensure adherence to all aspects of our concept, strategy and standards of quality. To further assure adherence to our standards of quality and to achieve uniform execution throughout the system, we employ product coaches who regularly visit the restaurants to assist in training of both new and existing employees and to grade food quality. The attentive service and high quality food, which results from each restaurant having a managing partner, two to three managers and the hands-on assistance of a product coach, are critical to our success.

        Training and Development.    All restaurant employees are required to complete varying degrees of training before and during employment. Our detailed training program emphasizes our operating strategy, procedures and standards and is conducted individually at Texas Roadhouse restaurants and in groups in Louisville, Kentucky.

        All managing and market partners are required to have significant experience in the full-service restaurant industry and are generally hired six to twelve months before their placement in a new or existing restaurant to allow time to fully train in all aspects of restaurant operations. All managing partners are required to complete a comprehensive 16-week training course, which includes training for every position in the restaurant. Other management team members, including kitchen and service managers, are required to complete a similar, slightly shorter course. All trainees are validated at pre-determined points in training by either a product coach or a training manager.

        A number of our restaurants have been certified as training centers by our training department. This certification confirms that the training center adheres to established operating procedures and guidelines. Additionally, each restaurant is staffed with training coordinators responsible for ongoing daily training needs.

        For new restaurant openings, a full team of designated trainers, each specializing in a specific restaurant position, is deployed to the restaurant at least ten days before opening. Formal employee training begins seven days before opening, and follows a uniform, comprehensive training course as directed by a training manager.

Marketing

        Our marketing strategy aims to promote the Texas Roadhouse brand, while retaining a localized focus, to:

  •
  increase comparable restaurant sales by attracting new guests to our restaurants, while increasing the frequency of visits by our current guests;

  •
  support new restaurant openings to achieve restaurant sales and operating margin goals; and

  •
  communicate and promote the uniqueness, appeal, quality and consistency of our brand.

        We accomplish these objectives through three major initiatives.

        In-Restaurant Marketing.    A significant portion of our marketing fund is spent in communicating with our guests while they are in our restaurants through point of purchase materials. We believe special promotions such as Valentine's Day and Mother's Day, as well as our annual "Rib Fest," drive significant repeat business. In addition, our mascot, Andy Armadillo, provides our guests with a familiar and easily identifiable face.

        Local Restaurant Area Marketing.    Given our strategy to be a neighborhood destination, local area marketing is integral in developing brand awareness in each market. We allocate roughly 50% of all marketing dollars for local restaurant area marketing. To enhance our visibility in new markets, we deliver free food to local businesses in connection with new store openings. Managing partners are encouraged to participate in creative community-based marketing, such as hosting local radio or television programs. We also engage in a variety of promotional activities, such as contributing time, money and complimentary meals to charitable, civic and cultural programs. For instance, our involvement with the Special Olympics, a local Little League baseball team, a local church or the Armed Forces, shows our "Legendary Care, Concern and Support" for our communities. We leverage the corresponding recognition in our public relations and marketing efforts to communicate our corporate values and mission statement to our guests. We employ marketing coordinators at the restaurant and market level to develop and execute the majority of the local marketing strategies.

        Advertising.    Although our restaurant concept is not media driven, to build brand awareness we spend a limited amount of our marketing dollars on various advertising channels, including billboard, print, radio and television. These advertisements are designed to reflect "Legendary Food, Legendary Service," as well as our fun and welcoming restaurant environment.

Restaurant Franchise Arrangements

        Franchise Restaurants.    As of June 29, 2004, we had 19 franchisees that operated 79 restaurants in 18 states. Franchise rights are granted for specific restaurants, and we do not grant any rights to develop a territory. Approximately 70% of our franchise restaurants are operated by seven franchisees. No franchisee operates more than 10 restaurants. In 2003, 10 franchise restaurants were opened and we expect 11 to 13 franchise restaurants to open in 2004.

        Our standard franchise agreement has a term of 10 years with two renewal options for an additional five years each if certain conditions are satisfied. Our current form of franchise agreement requires the franchisee to pay a royalty fee of 4.0% of gross restaurant sales. The royalty fee varies depending on when the agreements were entered into and range from 2.0% of gross sales to the current 4.0% fee. "Gross sales" means the total selling price of all services and products related to the restaurant. Gross sales do not include:

  •
  employee discounts or other discounts;

  •
  tips or gratuities paid directly to employees by guests;

  •
  any federal, state, municipal or other sales, value added or retailer's excise taxes; or

  •
  adjustments for net returns on salable goods and discounts allowed to guests on sales.

        Franchisees are required to spend a minimum of 2.0% of their restaurant's gross sales on local advertising or promotional activities. Franchisees are required to pay 0.3% of gross sales to a national advertising and marketing fund for the development of advertising materials, system-wide promotions and related marketing efforts, which amount is credited against the local advertising spending requirement. We have the ability under our agreements to increase the required national advertising and marketing fund contribution up to 2.5% of gross sales. We may also charge a marketing fee of 0.5% of gross sales, which we may use for market research and to develop system-wide promotional and advertising materials. A franchisee's total required advertising contribution or spending will not be more than 3.0% of gross sales.

        A franchise agreement may be terminated if the franchisee defaults in the performance of any of its obligations under the franchise agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

        Our standard franchise agreement gives us the right, but not the obligation, to compel a franchisee to transfer its assets to us in exchange for shares of our stock, or to convert its equity interests into shares of our stock. The amount of shares that a franchisee would receive is based on a formula that is included in the franchise agreement.

        Franchise Compliance Assurance.    We have instituted a comprehensive system to ensure the selection of quality franchisees and compliance with our systems and standards, both during the development and operating of franchise restaurants. After a preliminary franchise agreement is signed, we actively work with and monitor our franchisees to ensure successful franchise operations as well as compliance with the Texas Roadhouse standards and procedures. During the restaurant development phase, we approve the selection of restaurant sites and make available copies of our prototype building plans to franchisees. During construction, we review the building for compliance with our standards. We provide training to the managing partner and up to three other managers of a franchisee's first restaurant. We also provide trainers for a period of 12 to 15 days to assist in the opening of every franchise restaurant. Finally, on an ongoing basis, we conduct reviews on all franchise restaurants to determine their level of effectiveness in executing our concept at a variety of operational levels. Our franchisees are required to follow the same standards and procedures regarding equipment, food purchases and food preparation as we maintain in our company restaurants. Reviews are conducted by seasoned operations teams, and focus on key areas including health, safety and execution proficiency.

        To continuously improve our communications with franchisees and the consistency of the brand, we maintain a business development council that includes representatives of our franchisees. The council's functions are advisory. Its members review and comment on proposed advertising campaigns and materials and budget expenditures. In addition, several times each year we solicit feedback and insights on specific topics from the broad group of franchisees and then get together with them to discuss and share their insights. These gatherings are an effort to attain a high level of franchisee participation and to assure the system is evolving in a positive direction through the exchange of best practices.

        Management Services.    We provide management services to seven of the franchise restaurants in which we or our founder have an ownership interest. Such management services include accounting, operational supervision, human resources, training, and food, beverage and equipment consulting for which we receive monthly fees of up to 2.5% of gross sales. We also make available to these restaurants certain legal services through outside sources on a pass-through cost basis. We also provide restaurant employees on a pass-through cost basis to three franchise restaurants in which we have an ownership interest. In addition, we receive a monthly fee of $1,250 from three franchise restaurants for providing payroll and accounting services.

Management Information Systems and Restaurant Reporting

        All of our company restaurants use computerized management information systems, which are designed to improve operating efficiencies, provide restaurant and Support Center management with timely access to financial and operating data and reduce administrative time and expense. With our current information systems, we have the ability to generate reports showing weekly and period-to-date numbers on a company-wide, regional or individual restaurant basis. Together, this enables us to closely monitor sales, food and beverage costs and labor and operating expenses at each of our restaurants. We have created reports that provide comparative information that enables both restaurant and Support Center management to supervise the financial and operational performance of our restaurants and to recognize and understand trends in the business. Our accounting department prepares monthly profit and loss statements, which provide a detailed analysis of sales and costs, and which are compared both to the restaurant-prepared reports and to prior periods. We have implemented satellite technology at the restaurant level, which serves as a communication link between the restaurants and our Support Center as well as our credit and gift card processor. We are in the process of implementing technology that will interface every restaurant management information system with the management information systems at our Support Center. When these improvements are in place, restaurant level data will automatically be posted and compiled into our Support Center accounting and other information systems. We believe our management information systems are and will continue to be scalable to support our restaurant expansion plans.

Competition

        Competition in the restaurant industry is intense. Texas Roadhouse restaurants compete with mid-priced, full-service, casual dining restaurants primarily on the basis of taste, quality and price of the food offered, service, atmosphere, location and overall dining experience. Our competitors include a large and diverse group of restaurants that range from independent local operators to well-capitalized national restaurant chains. Although we believe that we compete favorably with respect to each of the above factors, other restaurants operate with concepts that compete for the same casual dining guests as we do, with the number of casual dining restaurants emphasizing steaks increasing in recent years. We also compete with other restaurants and retail establishments for quality site locations and restaurant-level employees.

Seasonality

        Our business is subject to minor seasonal fluctuations. Historically, sales in most of our restaurants have been higher during the summer months and winter holiday season of each year.

Properties

        Our Support Center is located in Louisville, Kentucky. We occupy this facility under a lease with Paragon Centre Holdings, LLC, a limited liability company in which we have a minority ownership position. We currently lease 37,137 square feet. Our lease expires on March 31, 2014. We have rights to expand our leased space as additional space in the building becomes available. We have an option to renew the lease for an additional five years. Of the 94 company restaurants in operation as of June 29, 2004, 46 locations are owned and 48 are leased, as shown in the following table.

Location		State	Opening Date	Owned/ Leased
1.	Clarksville	Indiana	February 1993	Leased
2.	Gainesville	Florida	November 1993	Leased
3.	Louisville	Kentucky	August 1996	Owned
4.	New Philadelphia	Ohio	September 1996	Leased
5.	Louisville	Kentucky	October 1996	Leased
6.	Elizabethtown	Kentucky	May 1997	Leased
7.	Grand Junction	Colorado	October 1997	Leased
8.	Grand Prairie	Texas	January 1998	Leased
9.	Cedar Falls	Iowa	March 1998	Leased
10.	Killeen	Texas	April 1998	Owned
11.	Thornton	Colorado	May 1998	Leased
12.	Lancaster	Pennsylvania	June 1998	Leased
13.	Salt Lake City	Utah	June 1998	Leased
14.	Texarkana	Texas	June 1998	Owned
15.	Abilene	Texas	September 1998	Owned
16.	Shively	Kentucky	September 1998	Leased
17.	Champaign	Illinois	October 1998	Owned
18.	Fayetteville	North Carolina	October 1998	Leased
19.	Pueblo	Colorado	October 1998	Owned
20.	Decatur	Illinois	May 1999	Leased
21.	Greeley	Colorado	June 1999	Owned
22.	Waco	Texas	June 1999	Owned
23.	Fort Wayne	Indiana	July 1999	Owned
24.	Hickory	North Carolina	September 1999	Leased
25.	Lansing	Michigan	September 1999	Owned
26.	Boise	Idaho	October 1999	Leased
27.	Pasadena	Texas	November 1999	Owned
28.	Gastonia	North Carolina	December 1999	Leased
29.	Idaho Falls	Idaho	December 1999	Leased
30.	Aurora	Colorado	March 2000	Leased
31.	Cedar Rapids	Iowa	May 2000	Leased
32.	Concord	North Carolina	May 2000	Leased
33.	College Station	Texas	June 2000	Leased
34.	Joliet	Illinois	July 2000	Leased
35.	Live Oak	Texas	September 2000	Owned
36.	Arvada	Colorado	September 2000	Leased
37.	Mesquite	Texas	October 2000	Leased
38.	Wilmington	North Carolina	October 2000	Owned
39.	Dickson City	Pennsylvania	November 2000	Leased
40.	Fort Collins	Colorado	November 2000	Owned
41.	Peoria	Arizona	December 2000	Owned
42.	Houston	Texas	December 2000	Owned
43.	Mesa	Arizona	December 2000	Leased

44.	Pineville	North Carolina	December 2000	Owned
45.	Brooklyn	Ohio	April 2001	Leased
46.	Elyria	Ohio	June 2001	Leased
47.	Reading	Pennsylvania	June 2001	Owned
48.	Tyler	Texas	June 2001	Leased
49.	Richmond	Virginia	July 2001	Owned
50.	Elkhart	Indiana	August 2001	Owned
51.	Corpus Christi	Texas	August 2001	Owned
52.	Oklahoma City	Oklahoma	September 2001	Leased
53.	Cheyenne	Wyoming	December 2001	Owned
54.	West Phoenix	Arizona	December 2001	Owned
55.	N. Dartmouth	Massachusetts	December 2001	Leased
56.	Friendswood	Texas	December 2001	Leased
57.	York	Pennsylvania	December 2001	Owned
58.	Toledo	Ohio	February 2002	Owned
59.	Davenport	Iowa	February 2002	Owned
60.	Methuen	Massachusetts	February 2002	Owned
61.	Kenosha	Wisconsin	March 2002	Leased
62.	Sterling Heights	Michigan	March 2002	Owned
63.	East Peoria	Illinois	April 2002	Leased
64.	Bear	Delaware	April 2002	Owned
65.	Lynchburg	Virginia	May 2002	Owned
66.	N. Oklahoma City	Oklahoma	June 2002	Leased
67.	Asheville	North Carolina	June 2002	Leased
68.	Madison Heights	Michigan	June 2002	Leased
69.	Harvey	Louisiana	July 2002	Leased
70.	Christiansburg	Virginia	July 2002	Leased
71.	San Antonio	Texas	August 2002	Owned
72.	Lubbock	Texas	August 2002	Owned
73.	Roseville	Michigan	August 2002	Leased
74.	Conroe	Texas	September 2002	Owned
75.	Tulsa	Oklahoma	September 2002	Leased
76.	Denton	Texas	October 2002	Owned
77.	Amarillo	Texas	December 2002	Owned
78.	Fort Worth	Texas	February 2003	Owned
79.	Lake Charles	Louisiana	March 2003	Owned
80.	Brockton	Massachusetts	March 2003	Leased
81.	McAllen	Texas	June 2003	Owned
82.	Nashua	New Hampshire	August 2003	Owned
83.	Erie	Pennsylvania	September 2003	Owned
84.	Green Bay	Wisconsin	September 2003	Owned
85.	Olathe	Kansas	September 2003	Owned
86.	Vestal	New York	November 2003	Leased
87.	Wichita Falls	Texas	December 2003	Owned
88.	Yorktown	Virginia	March 2004	Owned
89.	Durham	North Carolina	March 2004	Leased
90.	Littleton	Colorado	April 2004	Owned
91.	Cranston	Rhode Island	April 2004	Leased
92.	Chantilly	Virginia	April 2004	Leased
93.	Topeka	Kansas	May 2004	Owned
94.	Springfield	Massachusetts	June 2004	Leased

Employees

        As of June 29, 2004, the Company employed approximately 10,200 people, of whom 166 were executive and administrative personnel, 413 were restaurant management personnel and the remainder were hourly restaurant personnel. Many of our hourly restaurant employees work part-time. None of our employees are covered by a collective bargaining agreement.

Trademarks

        Our registered trademarks and service marks include, among others, the marks "Texas Roadhouse®" and our stylized logo set forth on the front and back pages of this prospectus. We have registered all of our marks with the United States Patent and Trademark Office. We have registered or have registrations pending for our most significant trademarks and service marks in ten foreign jurisdictions including the European Union. To better protect our brand, we have also registered the Internet domain name "www.texasroadhouse.com." We believe that our trademarks, service marks, and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our restaurant concept.

Government Regulation

        We are subject to a variety of federal, state and local laws. Each of our restaurants is subject to permitting, licensing and regulation by a number of government authorities, relating to alcoholic beverage control, health, safety, sanitation, building and fire codes, and to compliance with the applicable zoning, land use and environmental laws and regulations. Difficulties in obtaining or failure to obtain required licenses or approvals could delay or prevent the development of a new restaurant in a particular area.

        In 2003, 12.4% of our restaurant sales were attributable to the sale of alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations affect numerous aspects of restaurant operations, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and dispensing of alcoholic beverages.

        The failure of a restaurant to obtain or retain liquor or food service licenses would have a material adverse effect on the restaurant's operations. To reduce this risk, each company restaurant is operated in accordance with procedures intended to assure compliance with applicable codes and regulations.

        We are subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing $1.0 million comprehensive general liability insurance, as well an excess umbrella coverage of $50.0 million per occurrence, with no deductible.

        Our restaurant operations are also subject to federal and state laws governing such matters as the minimum hourly wage, unemployment tax rates, sales tax and similar matters, over which we have no control. Significant numbers of our service, food preparation and other personnel are paid at rates related to the federal minimum wage (which currently is $5.15 per hour), and further increases in the minimum wage could increase our labor costs.

Litigation

        Occasionally, we are a defendant in litigation arising in the ordinary course of our business, including claims resulting from "slip and fall" accidents, employment related claims and claims from guests or employees alleging illness, injury or other food quality, health or operational concerns. None of these types of litigation, most of which are covered by insurance, has had a material effect on us, and as of the date of this prospectus, we are not a party to any litigation that we believe would have a material adverse effect on our business.

MANAGEMENT

Executive Officers and Directors

        Set forth below are the name, age, position and a brief account of the business experience of each of our executive officers, director and director nominees as of the date of this prospectus:

Name	Age	Position
W. Kent Taylor	48	Chairman of the Company, Director
G. J. Hart	46	Chief Executive Officer
Steven L. Ortiz	47	Chief Operating Officer
Scott M. Colosi	40	Chief Financial Officer
Sheila C. Brown	51	General Counsel, Corporate Secretary
James R. Ramsey	55	Director Nominee
James R. Zarley	60	Director Nominee
Martin T. Hart	68	Director Nominee
James F. Parker	57	Director Nominee

        W. Kent Taylor.  Mr. Taylor is our founder and, since 2000, Chief Executive Officer. Upon the completion of the offering, Mr. Taylor will become Chairman of the Company, an executive position. Before his founding of our concept, Mr. Taylor founded and co-owned Buckhead Bar and Grill in Louisville, Kentucky. Mr. Taylor has over 20 years of experience in the restaurant industry.

        G. J. Hart.  Mr. Hart has served as our President since May 15, 2000. Upon the completion of the offering, Mr. Hart will become Chief Executive Officer. From October 1995 until May 2000, Mr. Hart was President of Al Copeland Investments in Metairie, Louisiana, a privately held business consisting of four restaurant concepts, hotels, gaming, entertainment and food processing operations. From June 1991 to September 1995, Mr. Hart was President of TriFoods International, Inc., a producer of prepared food products. Mr. Hart has over 25 years of experience in the food industry.

        Steven L. Ortiz.  Mr. Ortiz has served as our Executive Vice President of Operations since May 2001. Upon the completion of the offering, Mr. Ortiz will become Chief Operating Officer. Mr. Ortiz joined our company in 1996 as a Market Partner in which capacity he was responsible for developing and starting new Texas Roadhouse restaurants in Texas. From 1982 to 1996, Mr. Ortiz was employed by Bennigan's Restaurants in various capacities, including General Manager, Area Director and Regional Vice President. Mr. Ortiz has over 20 years of experience in the restaurant industry.

        Scott M. Colosi.  Mr. Colosi has served as our Chief Financial Officer since September 2002. From 1992 until September 2002, Mr. Colosi was employed by YUM! Brands, Inc., owner of the KFC, Pizza Hut, and Taco Bell brands. During this time, Mr. Colosi served in various financial positions and, immediately prior to joining us, was Director of Investor Relations. Mr. Colosi has 17 years of experience in the restaurant industry.

        Sheila C. Brown.  Ms. Brown has served as our General Counsel and Secretary since November 2001. From August 2000 to November 2001, Ms. Brown was our Director of Property Acquisition and, from September 1998 to August 2000, Development Coordinator, in which capacity Ms. Brown was responsible for our real estate development activities. Ms. Brown has over 20 years of experience in the restaurant industry.

        James R. Ramsey.  Mr. Ramsey became president of the University of Louisville on November 14, 2002, after serving as acting president since September 2, 2002. Before becoming president, he had served as senior policy advisor and state budget director for the Commonwealth of Kentucky as well as senior professor of economics and public policy at University of Louisville since 1999. Mr. Ramsey has held numerous academic positions, including serving as vice chancellor for finance and administration at both the University of North Carolina at Chapel Hill and Western Kentucky University. He has been associate dean, assistant dean and director of public administration in the College of Business Administration at Loyola University and a research associate for the University of Kentucky's Center for Public Affairs. He has served on the faculties of the University of North Carolina at Chapel Hill, Western Kentucky University, the University of Kentucky, Loyola University and Middle Tennessee State University in addition to the University of Louisville. Mr. Ramsey has also held a number of positions in state government, including interim commissioner of the Office of the New Economy and special advisor to the chairman of the Kentucky Council on Postsecondary Education.

        James R. Zarley.  Mr. Zarley is the Chairman of the Board and Chief Executive Officer of ValueClick, Inc., a single-source provider of media, technology and services across major interactive marketing channels. He has served as Chairman, and has been an advisor to ValueClick, Inc., since May 1998. In February 1999, Mr. Zarley joined ValueClick, Inc. in a full-time capacity and in May 1999 he became Chief Executive Officer. In January 2001, Mr. Zarley assumed the added position of President of ValueClick, Inc. Before joining ValueClick, Inc., from April 1987 to December 1996, Mr. Zarley was Chief Executive Officer of Quantech Investments, an information services company. From December 1996 to May 1998, Mr. Zarley was the Chairman and Chief Executive Officer of Best Internet until its merger with Hiway Technologies, a Web hosting company, in May 1998. From May 1998 to January 1999, Mr. Zarley was the Chief Operating Officer of Hiway Technologies until its merger with Internet service provider, Verio, Inc.

        Martin T. Hart.  Mr. Hart has been a private investor in the Denver, Colorado area since 1969. He has owned and developed a number of companies into successful businesses, and has served on the Board of Directors for many public and private corporations. Presently, Mr. Hart is serving on the board of directors of the following public companies: ValueClick, Inc.; MassMutual Corporate Investors, an investment company; MassMutual Participation Investors, an investment company; and, Spectranetics Corporation, a medical device company. He also continues to serve on the Board of Directors of several private companies. Mr. Hart is a certified public accountant. He is the past Chairman of the Board of Trustees of Regis University.

        James F. Parker.  Mr. Parker served as Chief Executive Officer and Vice-Chairman of the Board of Southwest Airlines Co. from June 2001 through July 2004. Before serving at Southwest as Chief Executive Officer, Mr. Parker served as General Counsel of that company from 1986 until June 2001, and was previously a shareholder in the San Antonio, Texas law firm of Oppenheimer, Rosenberg, Kelleher and Wheatley.

Board Composition

        Upon the completion of this offering, our bylaws will provide for a board of directors consisting of not less than two nor more than 15 members. W. Kent Taylor is currently our sole director. Messrs. Ramsey, Zarley, Hart and Parker will become directors immediately following the closing of this offering. Our board will be divided into three classes, each serving staggered three-year terms.

  •
  The term of our Class I directors will expire at our annual meeting in 2005;

  •
  The term of our Class II directors will expire at our annual meeting in 2006; and

  •
  The term of our Class III directors will expire at our annual meeting in 2007.

        As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion.

        Because of Mr. Taylor's controlling ownership position that results from his holdings of Class B common stock, we will not be subject to the director independence requirements applicable to most

Nasdaq National Market companies following the completion of this offering. However, the majority of our directors will be independent.

Board Committees

        After the offering, our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees will include an audit committee, a compensation committee and a nominating and governance committee. The board of directors will also establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our certificate of incorporation and bylaws.

        Audit Committee.    Our board of directors will establish an audit committee that will assist our board in monitoring the integrity of the financial statements, the independent auditor's qualifications and independence, the performance of our internal audit function and independent auditors and our compliance with legal and regulatory requirements. All of the members of the audit committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and relevant federal securities laws and regulations.

        Compensation Committee.    We expect that members of the compensation committee will be appointed promptly following the completion of this offering. All of the members of the compensation committee will be independent, as determined in accordance with the terms of the Nasdaq National Market and any relevant federal securities laws and regulations. The compensation committee will have overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

        Nominating and Governance Committee.    We expect that the members of the nominating and governance committee will be appointed promptly following the completion of this offering. All of the members of the nominating and governance committee will be independent, as determined in accordance with the rules of the Nasdaq National Market and any relevant federal securities laws and regulations. The nominating and governance committee will assist our board of directors in promoting our best interests and the best interests of our stockholders through the implementation of sound corporate governance principles and practices. In furtherance of this purpose, the nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board.

Compensation Committee Interlocks and Insider Participation

        Upon the completion of this offering, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation committee or any of our directors is an executive officer. While serving as one of our officers, Mr. Taylor will not serve as a member of our compensation committee.

Limitation of Liability and Indemnification

        Our certificate of incorporation and bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of fiduciary duty as a director, except liability for:

  •
  any breach of their duty of loyalty to us or our stockholders;

  •
  acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

        The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding and we may advance expenses incurred by our employees or other agents in advance of the final disposition of any action or proceeding. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for the indemnification of directors and officers to the fullest extent permitted by Delaware law, whether or not expressly provided for in our bylaws, and set forth the process by which claims for indemnification are considered. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain the services of highly qualified persons as directors and officers.

        The limited liability and indemnification provisions in our certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

        At present, there is no pending litigation or proceeding involving any director, officer or employee in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Compensation of Independent Directors

        During the time we operated as a limited liability company, none of the members of our board of advisors received any compensation for serving on our board of advisors until October 2003, at which time, non-employee members began receiving $1,000 for each board meeting attended. Following the completion of this offering, directors of our company who are also employees will not receive any additional compensation for serving on the board of directors or any of its committees.

        Non-employee directors will each receive an annual fee of $12,500. The chairperson of the audit committee will receive an additional annual fee of $7,500. Each non-employee director will receive $2,000 for each meeting he or she attends in person and $500 for each meeting he or she participates in telephonically. Additionally, each non-employee director will receive $1,000 for each committee meeting he or she attends. Each non-employee director will receive a one-time option grant to purchase 20,000 shares of our Class A common stock upon the later to occur of his or her initial appointment or election to the board of directors or the completion of this offering. These non-employee director options will become exercisable in 33 1/3% increments annually beginning one year from the grant date.

Executive Compensation

        The compensation of our executive officers is currently determined by the manager of Holdings and, after completion of this offering, will be determined by the compensation committee we will establish after the completion of this offering. In determining compensation levels, the compensation committee will consider the executive officers' performance, the market compensation level for comparable positions, our performance goals and objectives and other relevant information. In addition, we intend to compensate our executive officers and key employees with stock options or other types of equity incentives. Please see "Employee Plans—2004 Equity Incentive Plan" for a description of the plan under which these options may be granted.

        The following table sets forth the total compensation paid or accrued during the year ended December 30, 2003 for W. Kent Taylor, our Chief Executive Officer during such year, and each of our four other most highly compensated executive officers whose combined salary and bonus exceeded $100,000 during the periods noted below for services rendered to us in all capacities. In this prospectus we may refer to these officers, together with the Chief Executive Officer, as our "named executive officers." In accordance with the rules of the SEC, the compensation described in this table does not include (a) medical, group life insurance or other benefits received by the named executive officers that are available generally to all of our salaried employees, or (b) perquisites and other personal benefits received by the named executive officers that do not exceed the lesser of $50,000 or 10% of the officer's salary and bonus disclosed in this table. Additionally, the compensation described in this table does not include the fair value compensation adjustments as described in Note 11 to the accompanying combined financial statements.

Summary Compensation Table

						Long-term Compensation Awards
	Annual Compensation
Name and Principal Position				Other Annual Compensation ($)			All Other Compensation ($)
	Year	Salary ($)	Bonus ($)			Options (#)
W. Kent Taylor Chief Executive Officer	2003	—	—	—		—	—
G.J. Hart President	2003	338,679	127,975	—		—	—
Steven L. Ortiz Executive Vice President of Operations	2003	—	174,858	100,000	(1)	28,653	—
Scott M. Colosi Chief Financial Officer	2003	179,615	80,725	—		—	—
Sheila C. Brown General Counsel, Corporate Secretary	2003	93,269	29,575	—		8,720	—

(1)
Mr. Ortiz received payments of $100,000 in 2003 for restaurant management fees.

Option Grants in Last Fiscal Year

        The following table sets forth information concerning the stock option grants made to our named executive officers during 2003. The exercise price per share for the options was equal to the fair market value of the Class A common stock as of the grant date as determined by an independent appraisal. The options expire on the tenth anniversary of the grant date. Potential realizable value is calculated net of exercise prices and before taxes based on the assumption that our Class A common stock as valued using the assumed initial offering price of $16.00 per share appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our Class A common stock and the date on which the options are exercised. We have prepared this table as if the combination of our operations under Texas Roadhouse, Inc. had already occurred at the time that the option grants were made.

	Individual Grants
	Number of Securities Underlying Options Granted (#)						Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term
		Percent of Total Options Granted to Employees in 2003
				Exercise Price per Share
Name and Principal Position						Expiration Date
							5%		10%
W. Kent Taylor Chief Executive Officer	—	0.0%			NA	NA		NA		NA
G.J. Hart President	—	0.0%			NA	NA		NA		NA
Steven L. Ortiz Executive Vice President of Operations	10,360 6,492 6,076 5,725	1.9 1.2 1.1 1.1	% % % %	$ $ $ $	7.83 8.08 8.88 9.05	1/1/2013 4/2/2013 7/2/2013 10/1/2013	$ $ $ $	188,866 116,715 104,382 97,379	$ $ $ $	348,795 216,937 198,187 185,758
Scott M. Colosi Chief Financial Officer	—	0.0%			NA	NA		NA		NA
Sheila C. Brown General Counsel, Corporate Secretary	3,340 1,809 1,809 1,762	0.6 0.3 0.3 0.3	% % % %	$ $ $ $	7.83 8.08 8.88 9.05	1/1/2013 4/2/2013 7/2/2013 10/1/2013	$ $ $ $	60,899 32,515 31,068 29,975	$ $ $ $	112,467 60,434 58,987 57,180

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information regarding exercisable and unexercisable stock options held as of December 30, 2003 by each of the named executive officers. The value of unexercised in-the-money option represents the total gain which would be realized if all in-the-money options held at December 30, 2003 were exercised, determined by multiplying the number of shares underlying the options by the difference between the assumed initial offering price of $16.00 per share and the per share option exercise price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option. We have prepared this table as if the combination of our operations under Texas Roadhouse, Inc. had already occurred at the time that the option grants were made.

Name and Principal Position	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options as of December 30, 2003 (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options as of December 30, 2003 ($) Exercisable/Unexercisable
W. Kent Taylor Chief Executive Officer	—	NA	—	—
G. J. Hart President	—	NA	819,375 / 249,375	$10,683,537 / $3,242,358
Steven L. Ortiz Executive Vice President of Operations	23,598	$304,371	123,355 / 28,653	$1,014,838 / $219,025
Scott M. Colosi Chief Financial Officer	—	NA	0 / 178,125	$0 / $1,623,000
Sheila C. Brown General Counsel, Corporate Secretary	2,102	$27,885	34,521 / 8,720	$335,716 / $66,715

(1)
The value realized is the difference between the assumed initial offering price of $16.00 per share and the exercise price of the shares.

Employment Agreements

        We have entered into employment agreements with each of W. Kent Taylor, G. J. Hart, Steven L. Ortiz, Scott M. Colosi and Sheila C. Brown, each of which commences upon the completion of this offering and continues until the end of the twelfth full fiscal quarter thereafter. Each officer has agreed not to compete with us during the term of his employment and for a period of two years following his termination of employment.

        Pursuant to the terms of Mr. Taylor's Employment Agreement, Mr. Taylor will serve as our Chairman and receive, among other things: (1) an annual base salary of $300,000, and (2) an annual performance bonus of up to $200,000.

        Pursuant to the terms of Mr. Hart's Employment Agreement, Mr. Hart will serve as our Chief Executive Officer and receive, among other things: (1) an annual base salary of $500,000, (2) an annual performance bonus of up to $300,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 195,938 shares of our Class A common stock.

        Pursuant to the terms of Mr. Ortiz' Employment Agreement, Mr. Ortiz will serve as our Chief Operating Officer and receive, among other things: (1) an annual base salary of $400,000, (2) an annual performance bonus of up to $200,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 142,500 shares of our Class A common stock.

        Pursuant to the terms of Mr. Colosi's Employment Agreement, Mr. Colosi will serve as our Chief Financial Officer and receive, among other things: (1) an initial annual base salary of $210,000, (2) an annual performance bonus of up to $115,000 and (3) additional options under our 2004 Equity Incentive Plan to purchase an aggregate of 59,375 shares of our Class A common stock.

        Pursuant to the terms of Ms. Brown's Employment Agreement, Ms. Brown will serve as our General Counsel and Corporate Secretary and receive, among other things: (1) an initial annual base salary of $120,000, and (2) an annual performance bonus of up to $40,000.

        No severance will be paid to Mr. Taylor, Mr. Hart or Mr. Ortiz upon termination of employment. If we terminate Mr. Colosi's or Ms. Brown's employment without cause before the end of the term, and if Mr. Colosi or Ms. Brown signs a release of all claims against us, we will pay a severance payment equal to the officer's then current base salary for a period of 180 days in addition to 50% of the performance bonus earned by the officer during the last four full fiscal quarters of employment with us.

        The employment agreements with the officers other than Mr. Taylor provide that if there is a change of control of the company and the officer's employment is terminated other than for "cause," or if the officer resigns because he is required to move, the company successor does not agree to be bound by the agreement, or the officer's duties, pay or total benefits are reduced, all of officer's unvested stock options will vest and be immediately exercisable.

Employee Plans

  2004 Equity Incentive Plan

        Our board of directors adopted our 2004 Equity Incentive Plan in May 2004, and our stockholders approved it in May 2004, to be effective upon the completion of the offering. The incentive plan is an amendment and restatement of our Texas Roadhouse Management Corp. Stock Option Plan.

        Administration.    The board of directors administers the incentive plan unless it delegates administration to a committee. The board of directors has the authority to construe, interpret and amend the incentive plan as well as to determine:

  •
  the grant recipients;

  •
  the grant dates;

  •
  the number of shares subject to the award;

  •
  the exercisability and vesting of the award;

  •
  the exercise price;

  •
  the type of consideration; and

  •
  the other terms of the award.

        Share Reserve.    We have reserved a total of 8,000,000 shares of our Class A common stock for issuance under the incentive plan. On January 1 of each year during the term of the plan, beginning on January 1, 2005 through and including January 1, 2014, the number of shares in the reserve automatically will be increased by the lesser of:

  •
  1.0% of our then-outstanding shares on a fully-diluted basis, or

  •
  500,000 shares of Class A common stock.

        However, the automatic increase is subject to reduction by the board of directors. If the recipient of a stock award does not purchase the shares subject to his or her stock award before the stock award expires or otherwise terminates, the shares that are not purchased again become available for issuance under the incentive plan.

        Eligibility and Types of Awards.    The board of directors may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees and to the employees of our affiliates. The board of directors may also grant non-statutory stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants as well as to the employees, directors and consultants of our affiliates.

        Section 162(m).    Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the Chief Executive Officer and the four highest compensated officers in a taxable year to the extent that the compensation for each officer exceeds $1.0 million. When we become subject to Section 162(m), in order to prevent options granted under the incentive plan from being included in compensation, the board of directors may not grant options under the incentive plan to an employee covering an aggregate of more than 2,000,000 shares in any calendar year.

        Option Terms.    The board of directors may grant incentive stock options with an exercise price of not less than the fair market value of a share of our Class A common stock on the grant date. The board of directors may grant non-statutory stock options with an exercise price not less than 85.0% of the fair market value of a share of our Class A common stock on the grant date.

        The maximum option term is ten years. Subject to this limitation, the board of directors may provide for exercise periods of any length in individual option grants. However, generally an option terminates three months after the option holder's service to our affiliates and to us terminates. If this termination is due to the option holder's disability, the exercise period generally is extended to 12 months. If this termination is due to the option holder's death or if the option holder dies within three months after his or her service terminates, the exercise period generally also is extended to 12 months following the option holder's death.

        The board of directors may provide for the transferability of non-statutory stock options but not incentive stock options. However, the option holder may designate a beneficiary to exercise either type of option following the option holder's death. If the option holder does not designate a beneficiary, the option holder's option rights will pass by his or her will or by the laws of descent and distribution.

        Terms of Other Stock Awards.    The board of directors determines the purchase price of other stock awards. However, the board of directors may award stock bonuses in consideration of past services without a purchase payment. Shares that we sell or award under the incentive plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule that the board of directors determines. The board of directors, however, may accelerate the vesting of the restricted stock.

        Other Provisions.    Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the incentive plan and to outstanding awards. In that event, the board of directors will appropriately adjust the incentive plan as to the class and the maximum number of shares subject to the incentive plan, to the annual increase to the shares subject to the incentive plan, and to the Section 162(m) limit. It also will adjust outstanding awards as to the class, number of shares and price per share subject to the awards.

        If we dissolve or liquidate, then outstanding stock awards will terminate immediately before this event. However, we treat outstanding stock awards differently in the following situations:

  •
  a sale of substantially all of our assets;

  •
  a merger or consolidation in which we are not the surviving corporation;

  •
  a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or

  •
  a sale of at least 50.0% of the outstanding securities of the company.

        In these situations, the surviving entity may either assume or replace all outstanding awards under the incentive plan. If the surviving entity does not assume or replace outstanding awards, then generally the vesting and exercisability of the awards will accelerate.

        Business Criteria.    The compensation committee will use one or more of the following business criteria in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

  •
  total shareholder return;

  •
  total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;

  •
  net income;

  •
  book value;

  •
  pretax earnings;

  •
  earnings before interest expense and taxes;

  •
  earnings before interest, taxes, depreciation and amortization;

  •
  pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

  •
  operating margin;

  •
  earnings per share;

  •
  return on equity;

  •
  return on capital;

  •
  return on assets;

  •
  return on investment;

  •
  operating earnings;

  •
  working capital;

  •
  ratio of debt to stockholders' equity; and

  •
  revenue.

        The board of directors may also reduce the exercise price of outstanding options, cancel options and regrant in their place either options, stock or cash, and take other actions to reprice options under the incentive plan.

        Stock Awards Granted.    As of June 29, 2004, options to purchase 3,595,953 shares of our Class A common stock at a weighted average exercise price of $5.28 were outstanding; with 4,404,047 shares of our Class A common stock remaining available for future grant. As of June 29, 2004, the board of directors had not granted any stock bonuses or restricted stock under the incentive plan.

        Plan Termination.    The incentive plan will terminate in 2014 unless the board of directors terminates it sooner.

        Adjustments for Stock Dividends and Similar Events.    The compensation committee will make appropriate adjustments in outstanding awards and the number of shares of our Class A common stock available for issuance under the equity incentive plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.

        Plan Termination.    The board of directors may terminate the purchase plan at any time after the end of an offering. Unless sooner terminated, the purchase plan will terminate on the tenth anniversary of the date the purchase plan is adopted by the board or when all shares subject to the purchase plan have been issued.

  401(k) Plan

        We sponsor the Texas Roadhouse Management Corp. 401(k) Plan, referred to as the 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All non-highly compensated full-time salaried employees who are at least 21 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 100.0% of their eligible earnings, subject to a statutorily prescribed annual limit. We do not currently make matching contributions to the 401(k) Plan. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions With Restaurants in Which Related Parties Have an Interest

        Immediately before the completion of this offering, we will complete a tax free combination of our operations under Texas Roadhouse, Inc. in which, among other things, we will acquire all of the equity interests in one franchise restaurant in exchange for 144,617 shares of Class A common stock and the remaining equity interests in all 31 of our majority-owned or controlled company restaurants in exchange for 3,026,580 shares of Class A common stock, of which W. Kent Taylor will receive 670,268 shares. Of these 31 restaurants, listed below are the 26 restaurants in which certain of our executive officers and 5% stockholders identified below, or their family members, have an interest. Also as set forth below, beginning in 2003, we loaned funds that we borrowed under our credit facility to 12 of these restaurants that were majority-owned or controlled by us. The restaurants borrowed the funds to refinance their real estate and equipment purchases. The loans bear interest at rates that are equal to those paid by us on such funds. As set forth below, the outstanding loan balances as of June 29, 2004 totaled $13.8 million.

Restaurant	Outstanding Loan Balance as of June 29, 2004	Related Party and Ownership %
Amarillo, TX	$1,346,346	Steven L. Ortiz (42.4%)
Boise, ID	—	W. Kent Taylor (50.0%)
Cheyenne, WY	—	W. Kent Taylor (40.0%)
College Station, TX	—	Steven L. Ortiz (27.2%)
Conroe, TX	1,261,244	Steven L. Ortiz (34.9%)
Corpus Christi, TX	1,140,757	Steven L. Ortiz (29.1%)
Denton, TX	1,465,699	Steven L. Ortiz (37.9%)
East Peoria, IL	—	Amar Desai (47.4%)
Elkhart, IN	1,176,530	G. J. Hart (45.0%)
Elyria, OH	446,392	W. Kent Taylor (47.5%) G. J. Hart (47.5%)
Fort Wayne, IN	—	W. Kent Taylor (55.0%)
Friendswood, TX	1,050,234	Steven L. Ortiz (42.4%)
Grand Junction, CO	—	W. Kent Taylor (9.9%)
Grand Prairie, TX	—	Steven L. Ortiz (22.4%)
Houston, TX	1,411,623	Steven L. Ortiz (27.1%)
Lansing, MI	—	W. Kent Taylor (70.0%)
Live Oak, TX	—	Steven L. Ortiz (24.7%)
Longview, TX	—	Steven L. Ortiz (49.6%)
Lubbock, TX	—	W. Kent Taylor (47.5%) Steven L. Ortiz (37.5%)
Lynchburg, VA	1,370,714	G. J. Hart (31.0%) George S. Rich (9.0%)
Mesquite, TX	—	W. Kent Taylor (37.5%) G. J. Hart (10.0%) John D. Rhodes (42.8%)
New Philadelphia, OH	—	W. Kent Taylor (50.1%)
Richmond, VA	1,265,500	G. J. Hart (45.0%)
Texarkana, TX	869,537	Steven L. Ortiz (25.8%)
Tyler, TX	954,662	Steven L. Ortiz (27.4%)
Waco, TX	—	W. Kent Taylor (40.0%) Steven L. Ortiz (10.0%)

        In exchange for the equity interests in the above restaurants, we will issue shares of our Class A common stock to W. Kent Taylor (707,604  shares), G. J. Hart (234,342 shares), Steven L. Ortiz (1,049,105 shares), John D. Rhodes (67,311 shares), Amar Desai (87,119 shares) and George S. Rich (9,296 shares) and their immediate family members and entities under their control.

        As part of the combination, we will also issue 17,814,538 shares of our Class A common stock to the equity holders of Texas Roadhouse Holdings LLC, which include, among others, the executive officers, directors and 5% stockholders listed below, in exchange for their membership shares in Texas Roadhouse Holdings LLC. None of the equity holders of Texas Roadhouse Holdings LLC will receive cash in exchange for their equity interests; however, cash payments will be made to such equity holders for unpaid distributions relating to the undistributed net income of Texas Roadhouse Holdings LLC for periods prior to the effective date of the combination of our operations under Texas Roadhouse, Inc. We will make a cash distribution of $30.4 million, relating to the income of Texas Roadhouse Holdings LLC for periods through June 29, 2004. The following table sets forth the number of shares of Class A common stock our executive officers, directors, 5% stockholders and affiliates will receive in exchange for their direct and indirect membership interests in Texas Roadhouse Holdings LLC, as well as the amount of cash such persons will receive from the $30.4 million cash payment relating to the undistributed net income of Texas Roadhouse Holdings LLC for the periods through June 29, 2004.

Name	Shares	Payment
W. Kent Taylor (Chairman of the Company)	9,952,136	$16,976,000
G. J. Hart (Chief Executive Officer)	124,688	$208,000
Steven L. Ortiz (Chief Operating Officer)	—	$26,000	(1)
Scott M. Colosi (Chief Financial Officer)	—	—
Sheila C. Brown (General Counsel, Corporate Secretary)	—	$2,000	(1)
Amar Desai	1,193,438	$1,986,000
John D. Rhodes	1,229,062	$2,016,000
Mehendra Patel	1,193,438	$1,986,000
George S. Rich	1,407,989	$2,223,000

(1)
Payment derived from indirect ownership of shares.

        Our executive officers, directors and 5% stockholders will also receive their proportionate share of the additional payments we will make to the equity holders of Texas Roadhouse Holdings LLC relating to its undistributed net income from June 30, 2004 through the effective date of the combination of our operations under Texas Roadhouse, Inc. We estimate that the total amount of these additional distributions to our executive officers, directors and 5% stockholders will be approximately $3.2 million.

        Our executive officers, directors and 5% stockholders have received in the past their proportionate share of the distributions of net income made by Texas Roadhouse Holdings LLC and our other predecessor entities to their equity holders and will also receive their proportionate share of the distributions they will make in respect of their income for periods prior to the effective date of their combination under Texas Roadhouse, Inc. See "Dividends."

        In addition, as part of the combination, we will:

  •
  acquire Texas Roadhouse Development Corporation from its stockholders in exchange for 2,339,375 shares of our Class A common stock, including 1,754,531 shares to W. Kent Taylor and an aggregate of 584,844 shares to three of our 5% stockholders and their family members;

  •
  acquire WKT Restaurant Corp., which owns 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, from W. Kent Taylor in exchange for 178,125 shares of our Class A common stock and 2,632,688 shares of our Class B common stock; and

  •
  acquire Texas Roadhouse Management Corp. from its stockholders in exchange for 765,502 shares of Class A common stock, including 4 shares to W. Kent Taylor, 67,709 shares to Steven L. Ortiz and 4,393 shares to Sheila C. Brown.

        In connection with the combination, we will grant registration rights to W. Kent Taylor and some of our stockholders as described under "Shares Eligible for Future Sale."

Management Services

        Before our combination, Texas Roadhouse Development Corporation, which has the right to franchise Texas Roadhouse restaurants, was owned by W. Kent Taylor and three of our 5% stockholders and their family members. Texas Roadhouse Holdings LLC, through Texas Roadhouse Management Corp., provided management services to Texas Roadhouse Development Corporation for a fee equal to the net income of Texas Roadhouse Development Corporation after required distributions to the stockholders. One percent of the gross sales of all restaurants franchised by Texas Roadhouse Development Corporation is required to be distributed to the shareholders. The management fee totaled $3.8 million, $4.2 million and $4.9 million for 2001, 2002 and 2003, respectively, and $2.3 million and $2.9 million for the 26 weeks ended July 1, 2003 and June 29, 2004, respectively.

        Before our combination, W. Kent Taylor owned all of the outstanding voting shares of Texas Roadhouse Management Corp. which provides management services to us and our affiliated entities. In 2001, 2002 and 2003, we paid Texas Roadhouse Management Corp. $72.8 million, $103.6 million and $136.6 million, respectively, all of which represented a passthrough of Texas Roadhouse Management Corp.'s costs of providing such services.

Grants of Franchise or License Rights

        We have licensed or franchised restaurants to companies owned by the executive officers, directors and 5% stockholders listed below. The licensing or franchise fees paid by these companies to us range from 0.0% to 4.0% of restaurant sales. None of these restaurants will be acquired by us in the combination.

				Fees Paid to Us
Restaurant	Name and Ownership (%)	Initial Franchise Fee	Royalty Rate	2001	2002	2003	2004 YTD
				(in thousands)
Billings, MT	W. Kent Taylor (55.0%) Scott M. Colosi (2.0%)	0	3.5%	$—	$—	$27.0	$85.7
Brownsville, TX	W. Kent Taylor (30.0%) G.J. Hart (30.0%) Steven L. Ortiz (30.0%)	0	3.5%	—	—	91.1	72.3
Everett, MA	W. Kent Taylor (59.0%) George S. Rich (2.0%)	0	3.5%	—	—	160.8	119.1
Longmont, CO	W. Kent Taylor (47.5%)	0	3.5%	—	—	—	26.1
Melbourne, FL	W. Kent Taylor (34.0%)	0	0	78.6	83.8	85.7	50.0
Muncie, IN	W. Kent Taylor (9.9%)	0	$50,000/year	50.0	50.0	50.0	25.0
Port Arthur, TX	W. Kent Taylor (30.0%) G. J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (3.0%)	0	3.5%	—	—	7.9	86.5
Hiram, GA	Amar Desai (90.0%)	$25,000	2.5%	—	10.0	111.5	79.3
Marietta, GA	Amar Desai (90.0%)	$25,000	2.5%	—	—	22.6	27.1
Fort Wright, KY	George S. Rich (6.0%)	$40,000	4.0%	—	—	10.0	28.7
Paducah, KY	George S. Rich (2.0%)	$40,000	3.5%	78.3	106.4	113.2	56.4

        We have entered into preliminary franchise agreements or commitments with the following executive officers, directors and 5% stockholders to develop restaurants that have not opened as of the date of this prospectus.

Restaurant	Name and Ownership (%)	Initial Franchise Fee	Royalty Rate
Bossier City, LA	Steven L. Ortiz (95.0%)	0	3.5%
Memphis, TN	Amar Desai (90.0%)	$25,000	2.5%
Missoula, MT	W. Kent Taylor (95.0%)	0	3.5%
McKinney, TX	G. J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	0	3.5%
Montgomeryville, PA	John D. Rhodes (90.0%)	$25,000	2.5%
New Berlin, WI	G. J. Hart (30.0%) Steven L. Ortiz (30.0%) Scott M. Colosi (2.0%)	0	3.5%
New Orleans, LA	G. J. Hart (85.0%) Scott M. Colosi (10.0%)	0	3.5%
Omaha, NE	G. J. Hart (85.0%) Scott M. Colosi (10.0%)	0	3.5%
Temple, TX	Steven L. Ortiz (95.0%)	0	3.5%
Wichita, KS	W. Kent Taylor (50.1%)	0	3.5%

        The terms of such preliminary franchise agreements or commitments provide for initial franchise fees of between $0 and $25,000 and royalties of between 2.5% and 3.5% of restaurant sales. Through June 29, 2004, we have received no payments from these franchise restaurants as none were due. After the completion of this offering, the executive officers will not be granted any additional franchise rights.

        The franchise agreements and preliminary franchise agreements that we have entered into with our executive officers, directors and 5% stockholders contain the same terms and conditions as those agreements that we enter into with our other franchisees, with the exception of the initial franchise fees and the royalty rates. A preliminary agreement for a franchise may be terminated if the franchisee does not identify and obtain our approval of its restaurant management personnel, locate and obtain our approval of a suitable site for the restaurant or does not demonstrate to us that it has secured necessary capital and financing to develop the restaurant. Once a franchise agreement has been entered into, it may be terminated if the franchisee defaults in the performance of any of its obligations under the agreement, including its obligations to operate the restaurant in strict accordance with our standards and specifications. A franchise agreement may also be terminated if a franchisee dies, becomes disabled or becomes insolvent, fails to make its required payments, creates a threat to the public health or safety, ceases to operate the restaurant, or misuses the Texas Roadhouse trademarks.

Other Related Transactions

        W. Kent Taylor owns a substantial interest in Buffalo Construction, Inc., a restaurant construction business that provides services to us and other restaurant companies. In 2001, 2002, 2003 and 2004 YTD, we made payments to Buffalo Construction, Inc. totaling $13.4 million, $20.4 million, $15.0 million and $9.8 million respectively, for such services. At the completion of this offering, Mr. Taylor will sell his entire ownership interest in Buffalo Construction, Inc.

        The Longview, Texas restaurant, which is being acquired by us in connection with the completion of this offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is currently $15,541 per month and will increase by 5% on each of the 6th and 11th anniversary dates of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building and property or becomes insolvent. Total rent payments in each of the years 2001, 2002 and 2003 were $186,492, and $93,246 for 2004 YTD.

        Our Elizabethtown, Kentucky restaurant leases the land and restaurant building from an entity which is owned by W. Kent Taylor and three of our 5% stockholders. The lease is for 10 years and will terminate on March 31, 2007. The lease can be renewed for three additional periods of five years each. Rent throughout the term is $12,200 per month. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Total rent payments were approximately $146,400 in each of the years 2001, 2002 and 2003 and $73,200 in 2004 YTD.

        We employ Juli Miller Hart, the wife of G.J. Hart, our Chief Executive Officer, as Director of Public Relations for which she was paid total compensation of $68,321 for services rendered in 2004 YTD, $132,800 for services rendered in 2003 and $107,800 for services rendered in 2002. Ms. Hart reports to W. Kent Taylor who conducts her performance reviews and determines her compensation.

        WKT Restaurant Corp. which was owned by W. Kent Taylor received royalties of $1.4 million, $2.1 million and $2.6 million in 2001, 2002 and 2003, respectively, as well as $1.6 million in 2004 YTD that it was entitled to receive as consideration for its contribution of the Texas Roadhouse operating system and concept to Texas Roadhouse Holdings LLC. WKT Restaurant Corp. has merged into Texas Roadhouse, Inc., which issued 178,125 shares of our Class A common stock and 2,632,688 shares of our Class B common stock to Mr. Taylor. As the sole shareholder of Texas Roadhouse, Inc., Mr. Taylor will receive an amount equal to the one percent distribution royalty on all sales of company and license Texas Roadhouse restaurants through the closing date of the offering.

        John D. Rhodes is a director and substantial stockholder of Confluent Inc. which provided certain business intelligence services to us from January 2002 through February 2004 for which it was paid an aggregate of $91,000. These business services included generating marketing analysis using their proprietary software and data provided by the Company.

        We entered into real estate lease agreements for franchise restaurants located in Everett, MA and Longmont, CO prior to our granting franchise rights for those restaurants. We have subsequently assigned the leases to the franchisees, but we remain contingently liable if a franchisee defaults under the terms of a lease. The Longmont lease expires in May 2014 and the Everett lease expires in February 2018.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following tables set forth information known to us regarding beneficial ownership of our common stock before and after the completion of this offering, as adjusted to reflect our corporate reorganization, by:

  •
  each person known by us to be the beneficial owner of more than 5% of either class of our common stock;

  •
  each of the stockholders selling shares of Class A common stock in this offering, including upon exercise of the underwriters' over-allotment option in full;

  •
  each named executive officer;

  •
  each of our directors and director nominees; and

  •
  all of our executive officers, directors and director nominees as a group.

        Unless otherwise noted below, and subject to applicable community property laws, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table.

        The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose.

        As of the date of this prospectus, after giving effect to the combination of our operations under Texas Roadhouse, Inc., there would have been 24,268,737 shares of Class A common stock and 2,632,688 shares of Class B common stock outstanding and, after giving effect to this offering, there would have been 30,518,737 shares of Class A common stock and 2,632,688 shares of Class B common stock outstanding. Mr. Taylor owns all of the 2,632,688 shares of Class B common stock outstanding. Each share of Class B common stock is entitled to ten votes per share. In the table below, the economic and voting percentages before and following the offering reflect all of these shares of Class A and Class B common stock outstanding. The following table assumes no exercise by the underwriters of their over-allotment option.

	Shares Beneficially Owned Before the Offering(1)						Shares Beneficially Owned Following the Offering(1)
	Class A Common Stock			Beneficial Ownership of Class A and Class B Common Stock Combined			Class A Common Stock			Beneficial Ownership of Class A and Class B Common Stock Combined
Name	Number		Percent of Class	Economic (%)	Voting (%)	Class A Common Stock Being Offered	Number		Percent of Class	Economic (%)	Voting (%)
W. Kent Taylor (2)	11,188,489	(3)	46.1%	51.4%	74.1%	2,500,000	8,688,489	(3)	28.5%	34.1%	61.6%
G.J. Hart (4)	831,249		3.4%	3.0%	1.6%	218,758	612,491		2.0%	1.8%	1.1%
Steven L. Ortiz (5)	1,130,626		4.6%	4.2%	2.2%	139,650	990,976		3.2%	3.0%	1.7%
Scott M. Colosi	—		*	*	*	—	—		*	*	*
Sheila C. Brown (6)	43,241		*	*	*	—	43,241		*	*	*
Martin T. Hart	47,499		*	*	*	—	47,499		*	*	*
James R. Ramsey	—		*	*	*	—	—		*	*	*
James R. Zarley	—		*	*	*	—	—		*	*	*
James F. Parker	—		*	*	*	—	—		*	*	*
Executive Officers, Director and Director Nominees as a group (9 persons) (7)	13,241,104		53.2%	57.7%	77.3%	2,858,408	10,382,696		33.4%	38.5%	63.9%
Amar Desai (8)	1,452,110		6.0%	5.4%	2.9%	—	1,452,110		4.8%	4.4%	2.6%
Mehendra Patel (9)	1,364,992		5.6%	5.1%	2.7%	—	1,364,992		4.5%	4.1%	2.4%
John D. Rhodes, III (10)	1,538,109		6.3%	5.7%	3.0%	—	1,538,109		5.0%	4.6%	2.7%
George S. Rich (11)	1,417,285		5.8%	5.3%	2.8%	—	1,417,285		4.6%	4.3%	2.5%
Taylor Family Partners, Ltd. (12)	1,366,575		5.6%	5.1%	2.7%	—	1,366,575		4.5%	4.1%	2.4%

        After giving effect to this offering and assuming the underwriters exercise their over-allotment option in full, there would have been 30,850,218 shares of Class A common stock and 2,632,688 shares of Class B common stock outstanding. The following table assumes the exercise by the underwriters of their over-allotment option in full.

	Shares Beneficially Owned Before the Offering(1)						Shares Beneficially Owned Following the Offering(1)
	Class A Common Stock			Beneficial Ownership of Class A and Class B Common Stock Combined			Class A Common Stock			Beneficial Ownership of Class A and Class B Common Stock Combined
Name	Number		Percent of Class	Economic (%)	Voting (%)	Class A Common Stock Being Offered	Number		Percent of Class	Economic (%)	Voting (%)
W. Kent Taylor (2)	11,188,489	(3)	46.1%	51.4%	74.1%	3,222,739	7,930,750	(3)	25.7%	31.5%	59.9%
G.J. Hart (4)	831,249		3.4%	3.0%	1.6%	218,758	612,491		2.0%	1.8%	1.1%
Steven L. Ortiz (5)	1,130,626		4.6%	4.2%	2.2%	199,650	930,976		3.0%	2.8%	1.6%
Scott M. Colosi	—		*	*	*	—	—		*	*	*
Sheila C. Brown (6)	43,241		*	*	*	—	43,241		*	*	*
Martin T. Hart	47,499		*	*	*	—	47,499		*	*	*
James R. Ramsey	—		*	*	*	—	—		*	*	*
James R. Zarley	—		*	*	*	—	—		*	*	*
James F. Parker	—		*	*	*	—	—		*	*	*
Executive Officers, Director and Director Nominees as a group (9 persons) (7)	13,241,104		53.2%	57.7%	77.3%	3,641,147	9,599,957		30.5%	35.9%	62.2%
Amar Desai (8)	1,452,110		6.0%	5.4%	2.9%	—	1,452,110		4.7%	4.3%	2.5%
Mehendra Patel (9)	1,364,992		5.6%	5.1%	2.7%	—	1,364,992		4.4%	4.1%	2.4%
John D. Rhodes, III (10)	1,538,109		6.3%	5.7%	3.0%	—	1,538,109		5.0%	4.6%	2.7%
George S. Rich (11)	1,417,285		5.8%	5.3%	2.8%	50,000	1,367,285		4.4%	4.1%	2.4%
Taylor Family Partners, Ltd. (12)	1,366,575		5.6%	5.1%	2.7%	60,000	1,306,575		4.2%	3.9%	2.3%
Bruce Hornbuckle (13)	45,416		*	*	*	7,943	37,473		*	*	*
LD Holdings, LLC (14)	106,875		*	*	*	35,000	71,875		*	*	*
Randall Scott Milby (15)	20,821		*	*	*	6,500	14,321		*	*	*
Gerald L. Morgan (16)	59,248		*	*	*	4,750	54,498		*	*	*
Gary Newton	20,036		*	*	*	8,160	11,876		*	*	*
William B Rea, Jr. (17)	330,571		1.4%	1.2%	*	29,688	300,883		1.0%	*	*
William F. Rienhoff, IV	35,625		*	*	*	11,875	23,750		*	*	*
Bryan S. Sharff	65,860		*	*	*	11,875	53,985		*	*	*
John Swope (18)	15,564		*	*	*	5,000	10,564		*	*	*
Bosworth M. Todd	95,735		*	*	*	7,000	88,735		*	*	*
George T. Underhill, III	7,125		*	*	*	7,125	—		*	*	*
Jeffery A. Underhill	7,125		*	*	*	7,125	—		*	*	*

*
Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1)
If a stockholder holds options that are exercisable within 60 days of the date of this prospectus, we treat the shares of common stock underlying those options as owned by that stockholder, and as outstanding shares when we calculate the stockholder's percentage ownership of our common stock. However, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other stockholder. The economic and voting percentages are based on 24,268,737 shares of our Class A common stock and 2,632,688 shares of our Class B common stock outstanding as of the date of this prospectus after giving effect to our corporate reorganization.

(2)
Mr. Taylor's address is c/o Texas Roadhouse, Inc., 6040 Dutchmans Lane, Suite 400, Louisville, Kentucky 40205. Includes 106,875 shares held by LD Holdings, LLC as to which Mr. Taylor has voting rights, but not investment power. Does not include 1,366,575 shares held by Taylor Family Partners, Ltd. which is owned by Mr. Taylor and his family members but as to which Mr. Taylor has neither voting rights or disposition rights. If the underwriters do not exercise their over-allotment option, following the offering, Mr. Taylor will beneficially own 8,688,489 shares of Class A common stock representing, together with his Class B common stock, a 34.1% economic ownership percentage and a 61.6% voting percentage.

(3)
Does not include shares of Class A common stock issuable upon conversion of Class B common stock.

(4)
Includes 487,804 shares issuable upon exercise of options.

(5)
Includes 84,299 shares issuable upon exercise of options. Includes 472,260 shares held by various limited partnerships partially owned but controlled by Mr. Ortiz.

(6)
Includes 38,848 shares issuable upon exercise of options.

(7)
Includes 610,951 shares issuable upon exercise of options.

(8)
Dr. Desai's address is 830 Freeman Lake Road, Elizabethtown, Kentucky 42701.

(9)
Dr. Patel's address is 912 Woodland Drive, Elizabethtown, Kentucky 42701.

(10)
Dr. Rhodes' address is 3615 Woodside Place, Louisville, Kentucky 40222.

(11)
Mr. Rich's address is 2016 Wiltonwood Road, Stephenson, Maryland 21153.

(12)
The address of Taylor Family Partners, Ltd. is 274 Breckinridge Lane, Louisville, Kentucky 40207, and its general partner is William G. Strench as custodian for trusts for the benefit of family members of W. Kent Taylor. Does not include shares held by W. Kent Taylor.

(13)
Includes 11,866 shares issuable upon exercise of options.

(14)
Does not include shares held by W. Kent Taylor.

(15)
Includes 11,529 shares issuable upon exercise of options.

(16)
Includes 23,280 shares issuable upon exercise of options.

(17)
Mr. Rea was chief financial officer of Texas Roadhouse Holdings LLC from 1997 to 2002.

(18)
Includes 980 shares issuable upon exercise of options.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the terms of these documents. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

        Our authorized capital stock consists of 100,000,000 shares of Class A common stock, par value $0.001 per share, 8,000,000 shares of Class B common stock, par value $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

        Of the authorized shares of common stock, after giving effect to this offering and the combination of our operations under Texas Roadhouse, Inc., on the closing date there will be outstanding:

  •
  30,518,737 shares of Class A common stock; and

  •
  2,362,688 shares of Class B common stock, all of which will be held by W. Kent Taylor.

        The common stock to be outstanding after this offering excludes shares of Class A common stock issuable upon the exercise of stock options. The material terms and provisions of our certificate of incorporation affecting the relative rights of the Class A common stock and the Class B common stock are described below. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to the certificate of incorporation and bylaws filed with the registration statement of which this prospectus forms a part, and to the Delaware General Corporation Law.

Dividends

        Subject to the rights of the holders of any preferred stock that may be outstanding, holders of Class A common stock are entitled to receive, share for share with holders of Class B common stock, dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, to share pro rata with the holders of Class B common stock in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

Voting Rights

        Except as required by Delaware law or except as otherwise provided in our certificate of incorporation, Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class A common stock is entitled to one vote for each share held of record on the applicable record date for all of these matters. Holders of Class A common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to Class A common stock. All outstanding shares of Class A common stock are, and the shares of Class A common stock offered in this prospectus will be when issued, fully paid and nonassessable. Additionally, our certificate of incorporation requires that we reserve and keep available out of authorized but unissued Class A common stock, solely for conversion of shares of Class B common stock, sufficient shares to convert all outstanding shares of Class B common stock.

        Class B common stock is identical in all respects to Class A common stock, except with respect to voting and conversion rights. Class A common stock and Class B common stock will vote together as a single class on all matters presented to a vote of stockholders, including the election of directors. Each holder of Class B common stock is entitled to ten votes for each share held of record on the applicable record date for all of these matters. W. Kent Taylor, or other entities controlled by him, will be the only holders of shares of Class B common stock.

Conversion Rights

        Each share of our Class B common stock is automatically convertible into one share of Class A common stock upon the earliest of:

  •
  the date such share ceases to be beneficially owned, as such term is defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, by W. Kent Taylor;

  •
  the date that W. Kent Taylor ceases to beneficially own at least 20% of the outstanding shares of our common stock;

  •
  the death or permanent disability of W. Kent Taylor; and

  •
  September 30, 2009.

        In addition, each share of Class B common stock may be converted at any time into one share of Class A common stock at the option of the holder. The one-to-one conversion ratio will be equitably preserved in the event of any stock dividend, stock split or combination or merger, consolidation or other reorganization of Texas Roadhouse with another entity.

Preferred Stock

        Upon completion of this offering, our board of directors is authorized, without further vote or action by the stockholders, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, but are not limited to, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

        Upon completion of this offering, our board of directors has the authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of our common stock, and could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, a majority of our outstanding common stock. We have no present plans to issue any shares of preferred stock.

Transfer Agent

        We have appointed National City Bank as transfer agent and registrar for shares of our common stock.

Delaware Law and Certain Charter and Bylaw Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested" stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested" stockholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15.0% or more of the corporation's voting stock. The statutory restrictions will not apply to a business combination between our company and W. Kent Taylor because Mr. Taylor became an interested stockholder before our company became subject to Section 203. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        Our bylaws provide that:

  •
  any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting; and

  •
  special meetings of the stockholders may be called by our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President and shall be called by our Secretary at the written request of at least 50.0% in voting power of all capital stock outstanding and entitled to cast votes at the meeting.

        Our bylaws provide that, in order for any stockholder business (other than stockholder nominations of directors) to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. For business to be properly brought before a meeting by a stockholder, it must be a proper matter for stockholder action under the Delaware General Corporation Law, the stockholder must have given timely notice thereof in writing to our Secretary, and the notice must comply with the procedures set forth in our bylaws. A stockholder's notice, to be timely, must be delivered to or mailed and received at our principal executive offices, not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        Our bylaws also provide that subject to the rights of holders of any class or series of capital stock then outstanding, nominations for the election or re-election of directors at a meeting of the stockholders may be made by any stockholder entitled to vote in the election of directors generally who complies with the procedures set forth in our bylaws and who is a stockholder of record at the time notice is delivered to our Secretary. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election or re-election as directors at an annual meeting only if timely notice of the stockholder's intent to make such a nomination has been given in writing to our Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days before the one year anniversary of the date of our proxy statement issued in connection with the prior year's annual meeting in the case of an annual meeting, and not less than 60 calendar days before the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 70 days before the scheduled date for the special meeting, then a stockholder's notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing.

        The purpose of requiring stockholders to give us advance notice of nominations and other stockholder business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders. These provisions could also delay stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholders' meeting.

        As discussed above, our Class B common stock has ten votes per share, while Class A common stock, which is the class of stock we are selling in this offering and which will be the only class of stock that is publicly traded, has one vote per share. After the offering, 100% of our Class B common stock will be controlled by W. Kent Taylor. Until our dual class structure terminates, W. Kent Taylor will be able to control all matters submitted to our stockholders for approval even if he owns significantly less than 50% of the number of shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Limitation of Liability and Indemnification of Officers and Directors

        Our bylaws provide indemnification, including advancement of expenses, to the fullest extent permitted under applicable law to any person made or threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director or officer of Texas Roadhouse, Inc. or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan.

        Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or unlawful stock repurchases as provided in Section 174 of the Delaware General Corporation Law or derived an improper personal benefit from their action as directors. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, this provision does not limit the directors' responsibilities under Delaware law or any other laws, such as the federal securities laws. Finally, this provision applies to an officer of a corporation only if he or she is a director of the corporation and is acting in his capacity as director, and does not apply to the officers of the corporation who are not directors.

        We have obtained insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers, and we intend to obtain greater coverage. We also intend to enter into indemnification agreements with our directors and executive officers.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering and our corporate reorganization and assuming an initial public offering price of $16.00 per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus, we will have 30,518,737 shares of Class A common stock outstanding. Additionally, we will have 2,632,688 shares of Class B common stock outstanding, which may be converted into shares of Class A common stock. All of the 9,108,408 shares sold in this offering (or 10,474,669 shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, unless such shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act or are purchased through the directed share program, the participants of which will be required to enter into a lock-up agreement with us. All of the remaining 24,043,017 shares of Class A and Class B common stock (or 22,676,756 remaining shares of Class A and Class B common stock if the underwriters exercise their over-allotment option in full) held by existing stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. We expect that at the time of the closing of this offering, over 93% of these restricted shares (or over 92% if the underwriters exercise their over-allotment option in full) will be subject to lock-up agreements with the underwriters, as described below, and commencing 180 days after the date of this prospectus will be freely tradeable subject to applicable holding period, volume and other limitations under Rule 144.

        Before this offering, there has been no public market for shares of our Class A common stock. No predictions can be made as to the effect, if any, that sales of shares of our Class A common stock from time to time, or the availability of shares of our Class A common stock for future sale, may have on the market price for shares of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to obtain capital through an offering of equity securities.

Sales of Restricted Securities

        Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) promulgated under the Securities Act, each of which is summarized below.

        Rule 144.    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned restricted shares for at least one year and has complied with the requirements described below would be entitled to sell a specified number of shares within any three-month period. That number of shares cannot exceed the greater of one percent of the number of shares of common stock then outstanding, which will equal approximately 305,000 shares immediately after this offering, or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 reporting the sale. Sales under Rule 144 are also restricted by manner of sale provisions, notice requirements and the availability of current public information about us. Rule 144 provides that our affiliates who are selling shares of our common stock that are not restricted shares must comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

        The Rule 144 holding period for approximately 5,917,666 of the restricted shares issued in connection with the combination of our operations under our new holding company should be deemed not to commence until closing of this offering as a result of the combination of our operations under our new holding company, and, accordingly, such shares would not be available for sale in the public market pursuant to Rule 144 until one year after the closing date. The holding period for 2,810,813 restricted shares, all of which are held by affiliates, commenced more than two years prior to the closing of this offering. The holding period for an additional 15,314,538 restricted shares that are to be issued in the combination in exchange for shares of one of our predecessor companies (a majority of which are held by affiliates) may be deemed to have commenced more than two years prior to the closing of this offering if the holding period of such restricted shares is tacked to the holding period of the shares of the predecessor company. We intend to seek guidance from the SEC as to whether such tacking is permitted in determining the holding period for such shares.

        Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold upon the expiration of the lock-up period described below.

        Lock-up Agreements.    As described above, prior to the closing of this offering, we, our directors, executive officers and some of our existing stockholders will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. In addition, during this 180 day period, we will also agree not to file any registration statement for any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC. At any time and without notice, Banc of America Securities LLC and Wachovia Capital Markets, LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements. The following securities and transactions are expressly excluded from the restrictions of the lock-up agreements:

  (a)
  any shares of Class A common stock sold in this offering and any shares of Class A common stock or other securities acquired in open market transactions after completion of this offering,

  (b)
  our issuance of shares of Class A common stock or options to purchase shares of Class A common stock, or shares of Class A common stock issued upon exercise of options, pursuant to our stock option plan,

  (c)
  bona fide gifts,

  (d)
  the exercise of any options to acquire shares of Class A common stock, but not the sale or other transfer of the shares of Class A common stock issued in connection with such exercise, and

  (e)
  sales or other dispositions to the transferee's immediate family or affiliates that are made for estate planning purposes exclusively;

provided, however, that it shall be a condition to any transfer made pursuant to clauses (c), (d) or (e) that the transferee executes and delivers to Banc of America Securities LLC and Wachovia Capital Markets, LLC an agreement stating that the transferee is receiving and holding the shares of Class A common stock or other securities subject to such lock-up provisions.

        We will enter into similar lock-up agreements with purchasers of shares purchased through our directed share program.

Registration Statements

        We intend to file a registration statement on Form S-8 under the Securities Act promptly following the offering to register up to 8,000,000 shares of our Class A common stock underlying outstanding stock options or reserved for issuance under our 2004 Equity Incentive Plan. This registration statement will become effective upon filing, and shares covered by it will be eligible for sale in the public market immediately after its effective date, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

        Subject to limitations contained in the registration rights agreement that we, W. Kent Taylor and certain other stockholders have become parties to in connection with the combination of our operations under Texas Roadhouse, Inc., at any time beginning 180 days after the date of this prospectus, our existing stockholders may require that we use our best efforts to register up to 24,043,017 of their shares of Class A common stock for resale pursuant to an underwritten public offering. In addition, if we register any of our securities either for our own account or for the account of other security holders, the parties to the registration rights agreement will be entitled to include their shares of Class A common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

        The following discussion of certain U.S. federal income and estate tax considerations relevant to Non-U.S. Holders of our Class A common stock is for general information only.

        As used in this prospectus, the term "Non-U.S. Holder" is a beneficial owner of our Class A common stock other than:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation under U.S. federal income tax laws created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia;

  •
  an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

        If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

        This discussion does not consider:

  •
  U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

  •
  any state, local or foreign tax consequences;

  •
  the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

  •
  special tax rules that may apply to selected Non-U.S. Holders, including without limitation, partnerships or other pass-through entities for U.S. federal income tax purposes, banks or other financial institutions, insurance companies, dealers or traders in securities, tax-exempt entities and certain former citizens or residents of the United States;

  •
  special tax rules that may apply to a Non-U.S. Holder that holds our Class A common stock as part of a "straddle," "hedge" or "conversion transaction;" or

  •
  a Non-U.S. Holder that does not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

        The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. We have not requested a ruling from the U.S. Internal Revenue Service or an opinion of counsel with respect to the U.S. federal income tax consequences of the purchase or ownership of our Class A common stock to a Non-U.S. Holder. There can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR

SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

        We do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. See "Dividend Policy." If distributions are paid on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder's adjusted tax basis in our Class A common stock. Any remainder will constitute gain on the Class A common stock. The dividends on our Class A common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty.

        Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or attributable to a permanent establishment or a fixed base in the United States under an applicable income tax treaty, known as "U.S. trade or business income," are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

        A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements before the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

        A Non-U.S. Holder of our Class A common stock that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Class A Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of our Class A common stock unless:

  •
  the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gain may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who holds our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements;

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain former citizens or residents of the United States; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our Class A common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50.0% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5.0% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes. However, since we own a significant amount of real property interests and may acquire such interests in the future, no assurance can be given that we will not become a U.S. real property holding corporation in the future.

Federal Estate Tax

        Class A common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        We must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

        U.S. federal backup withholding, currently at a 28.0% rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

        Payments of the proceeds from a disposition effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, generally will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

        Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

        We, W. Kent Taylor, our founder and chairman, G.J. Hart, our executive officer, and Steven L. Ortiz, our chief operating officer (which we refer to collectively, as the primary selling stockholders), are offering the shares of Class A common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and SG Cowen & Co., LLC are the representatives of the underwriters. We, the primary selling stockholders and certain other selling stockholders (who will only sell their shares of Class A common stock under this offering pursuant to an over-allotment option granted to the underwriters), have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the primary selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of Class A common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC
Wachovia Capital Markets, LLC
RBC Capital Markets Corporation
SG Cowen & Co., LLC
Total	9,108,408

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the primary selling stockholders.

        The selling stockholders and Texas Roadhouse Holdings LLC are underwriters with respect to this offering within the meaning of the Securities Act. As a result, any profits on the sale of the shares of common stock by the selling stockholders may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters in this offering may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $                              per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $                               per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms; however, any such changes would not result in any change to the offering proceeds received, or underwriting compensation paid, by us or the number of shares outstanding. The Class A common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the shares of our Class A common stock by the underwriters upon satisfaction or waiver of all conditions to their purchase in accordance with the underwriting agreement; and

  •
  the underwriters' right to reject orders from prospective investors in whole or in part.

        Over-Allotment Option.    We and some of the selling stockholders (including Mr. Taylor) have granted the underwriters an over-allotment option to buy up to a total of 1,366,261 additional shares of our Class A common stock at the same price per share as they are paying for the shares from us. If the underwriters exercise this option in full, we would sell 331,481 additional shares of Class A common stock and the selling stockholders would sell 1,034,780 shares of Class A common stock. These additional shares would cover sales of shares by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and such selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option other than the underwriting discounts and commissions related to the shares sold by the selling stockholders. Mr. Taylor has agreed that if the underwriters exercise their over-allotment option and, for any reason, any of the other selling stockholders shall fail to deliver their shares at the time of such purchase, Mr. Taylor will sell to the underwriters a number of shares of Class A common stock equal to the number of shares the defaulting selling stockholder was supposed to deliver for purchase.

        Availability of Prospectus Online.    A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering or on the netroadshow.com website. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$

Total	$	$	$	$

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $                  .

        Listing.    We expect our Class A common stock to be approved for quotation on the Nasdaq National Market under the symbol "TXRH."

        Stabilization.    In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. Stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or the selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result of these activities, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of Class A common stock being offered.

        IPO Pricing.    Before this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable United States securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

        Qualified Independent Underwriter.    Because we anticipate that some of the underwriters or their affiliates will receive more than 10% of the net proceeds of this offering in connection with our application of the net proceeds, those underwriters may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price will be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, SG Cowen & Co., LLC has assumed the responsibilities of acting as a qualified independent underwriter and will recommend a price in compliance with the requirements of Rule 2720. SG Cowen & Co., LLC, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. SG Cowen & Co., LLC will receive no compensation for acting in this capacity; however, we and certain of the selling stockholders have agreed to indemnify SG Cowen & Co., LLC for acting as a qualified independent underwriter against specified liabilities under the Securities Act. Furthermore, under Rule 2720, with respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of Class A common stock being offered in connection with this offering without first obtaining the prior written approval of such customer.

        Lock-up Agreements.    We, our directors, executive officers and some of our existing stockholders have entered into lock-up agreements with the underwriters. See "Shares Eligible For Future Sale." Under these agreements, we and each of these persons may not, without the prior written approval of Banc of America Securities LLC and Wachovia Capital Markets, LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into or exchangeable for our Class A common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. In addition, during this 180 day period, we have also agreed not to file any registration statement for any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock without the prior written consent of Banc of America Securities LLC and Wachovia Capital Markets, LLC. At any time and without notice, Banc of America Securities LLC and Wachovia Capital Markets, LLC may, in their sole discretion, release all or some of the securities from these lock-up agreements. The following securities and transactions are expressly excluded from the restrictions of the lock-up agreements:

  (a)
  any shares of Class A common stock sold in this offering and any shares of Class A common stock or other securities acquired in open market transactions after completion of this offering,

  (b)
  our issuance of shares of Class A common stock or options to purchase shares of Class A common stock, or shares of Class A common stock issued upon exercise of options, pursuant to our stock option plan,

  (c)
  bona fide gifts,

  (d)
  the exercise of any options to acquire shares of Class A common stock, but not the sale or other transfer of the shares of Class A common stock issued in connection with such exercise, and

  (e)
  sales or other dispositions to the transferee's immediate family or affiliates that are made for estate planning purposes exclusively;

provided, however, that it shall be a condition to any transfer made pursuant to clauses (c), (d) or (e) that the transferee executes and delivers to Banc of America Securities LLC and Wachovia Capital Markets, LLC an agreement stating that the transferee is receiving and holding the shares of Class A common stock or other securities subject to such lock-up provisions.

        Directed Share Program.    At our request, the underwriters have reserved for sale to our employees, franchisees and their employees, stockholders, majority-owned restaurant partners, directors and family members, friends and business associates of our directors and executive officers at the initial public offering price up to 5% of the shares of Class A common stock being offered by this prospectus. The sale of the reserved shares to these purchasers will be made by Banc of America Securities LLC. The purchasers of these shares will be subject to a lock-up agreement with us. We do not know if our employees, franchisees and their employees, stockholders, majority-owned restaurant partners, directors and family members, friends and business associates of our directors and executive officers will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

        Indemnification.    We and the selling stockholders will indemnify the underwriters and the qualified independent underwriter against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We will similarly indemnify the selling stockholders against some liabilities, including liabilities as underwriters under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the selling stockholders may be required to make in respect of those liabilities.

        Conflicts/Affiliates.    The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which services they may receive customary fees. Banc of America Securities LLC, one of the underwriters in this offering, served as a co-lead arranger of our credit facility. In addition, Bank of America, N.A., an affiliate of Banc of America Securities LLC, is also a lender under the facility. As of June 29, 2004, $60.5 million was outstanding under this facility. As a lender under the facility, Bank of America, N.A. will receive a portion of the proceeds from this offering in connection with our repayment of outstanding indebtedness under the facility. In connection with our proposed new credit facility, we have received commitments from Bank of America, N.A., Royal Bank of Canada and Wachovia Bank, National Association, affiliates of Banc of America Securities LLC, RBC Capital Markets Corporation and Wachovia Capital Markets, LLC, respectively, all of whom are underwriters of this offering.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby will be passed upon for us by Frost Brown Todd LLC, Louisville, Kentucky. As of the date of this prospectus, certain attorneys of Frost Brown Todd LLC hold an aggregate of 86,118 shares of our Class A common stock. The underwriters in this offering were represented by Shearman & Sterling LLP, New York, New York.

EXPERTS

        The combined financial statements of Texas Roadhouse Holdings LLC and entities under common control as of December 31, 2002 and December 30, 2003, and for each of the fiscal years in the three-year period ended December 30, 2003, have been included herein and in the registration statement in reliance on reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Texas Roadhouse, Inc. and the Class A common stock offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

        A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

        Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.Texasroadhouse.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Manager of
Texas Roadhouse Holdings LLC and Entities Under Common Control

        We have audited the accompanying combined balance sheets of Texas Roadhouse Holdings LLC and entities under common control as of December 31, 2002 and December 30, 2003, and the related combined statements of income, members' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 30, 2003. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Texas Roadhouse Holdings LLC and entities under common control as of December 31, 2002 and December 30, 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 2 to the combined financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/  KPMG LLP
Louisville, Kentucky
April 26, 2004,
except as to Note 16,
which is as of September 20, 2004

Texas Roadhouse Holdings LLC and Entities Under Common Control

Combined Balance Sheets

(in thousands, except share and per share data)

	December 31, 2002	December 30, 2003	June 29, 2004	Pro Forma June 29, 2004
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$7,816	$5,728	$7,825	$7,825
Receivables, net of allowance for doubtful accounts of $47, $18 and $13 in 2002, 2003 and 2004, respectively	4,258	10,473	5,045	5,045
Inventories	1,787	3,505	4,174	4,174
Prepaid expenses	1,495	1,232	1,086	1,086
Other current assets	43	36	36	36

Total current assets	15,399	20,974	18,166	18,166
Property and equipment, net	110,151	123,051	139,853	139,853
Goodwill	2,190	2,190	2,190	2,190
Other assets	787	1,978	2,064	2,064

Total assets	$128,527	$148,193	$162,273	$162,273

Liabilities and Members' Equity
Current liabilities:
Distributions payable	$—	$—	$—	$30,430
Current maturities of long-term debt	6,415	8,059	7,066	7,066
Current maturities of obligations under capital leases	286	221	179	179
Short term bank revolver	—	—	8,000	8,000
Accounts payable	7,381	11,570	13,455	13,455
Deferred revenue—gift certificates	7,364	10,885	6,666	6,666
Accrued wages	4,975	4,182	2,500	2,500
Accrued taxes and licenses	3,033	3,546	4,047	4,047
Other accrued liabilities	1,396	2,110	1,938	1,938

Total current liabilities	30,850	40,573	43,851	74,281
Long-term debt, excluding current maturities	59,094	56,254	58,948	58,948
Obligations under capital leases, excluding current maturities	1,095	914	873	873
Stock option deposits	2,090	2,455	2,544	2,544
Deferred rent	1,182	1,405	1,548	1,548
Other liabilities	1,379	3,005	3,458	3,458

Total liabilities	95,690	104,606	111,222	141,652
Minority interest in consolidated subsidiaries	5,850	5,685	6,096	6,096
Members' equity
Members' equity	26,987	37,902	44,953	—
Preferred stock ($0.001 par value, 1,000,000 shares authorized; no shares outstanding or issued)	—	—	—	—
Common stock, Class A, ($0.001 par value, 100,000,000 shares authorized, 22,470,502 shares issued and outstanding)	—	—	—	22
Common stock, Class B, ($0.001 par value, 8,000,000 shares authorized, 2,362,688 shares issued and outstanding)	—	—	2	2
Additional paid in capital	—	—	—	14,751
Retained earnings	—	—	—	(183)
Accumulated other comprehensive loss	—	—	—	(67)

Total members' equity	26,987	37,902	44,955	14,525

Total liabilities and members' equity	$128,527	$148,193	$162,273	$162,273

See accompanying notes to combined financial statements.

Texas Roadhouse Holdings LLC and Entities Under Common Control

Combined Statements of Income

(in thousands, except per share data)

	52 Weeks Ended			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
				(unaudited)
Revenue:
Restaurant sales	$154,359	$226,756	$279,519	$135,315	$169,675
Franchise royalties and fees	5,553	6,080	6,934	3,318	4,142

Total revenue	159,912	232,836	286,453	138,633	173,817

Costs and expenses:
Restaurant operating costs:
Cost of sales	53,342	74,351	91,904	43,977	58,979
Labor	43,607	64,506	78,070	37,923	46,578
Rent	4,410	5,125	6,005	2,859	3,353
Other operating	24,379	36,237	47,382	22,563	27,455
Pre-opening	3,640	4,808	2,571	1,043	2,146
Depreciation and amortization	5,022	6,876	8,562	4,158	4,916
General and administrative	11,823	14,621	17,701	8,889	10,422

Total costs and expenses	146,223	206,524	252,195	121,412	153,849

Income from operations	13,689	26,312	34,258	17,221	19,968
Interest expense, net	3,649	4,212	4,350	2,039	2,039
Minority interest	2,899	5,168	6,704	3,443	3,857
Equity income (loss) from investments in unconsolidated affiliates	25	21	(61)	(37)	70
Other income	125	—	—	—	—

Net income	$7,291	$16,953	$23,143	$11,702	$14,142

Pro forma data (unaudited):
Historical income before taxes	$7,291	$16,953	$23,143	$11,702	$14,142
Pro forma provision for income taxes	2,559	6,041	8,379	4,236	$4,989

Net income adjusted for pro forma provision for income taxes	$4,732	$10,912	$14,764	$7,466	$9,153

Net income adjusted for pro forma provision for income taxes per common share:
Basic	$0.20	$0.47	$0.60	$0.32	$0.37

Diluted	$0.20	$0.44	$0.57	$0.30	$0.34

Pro forma weighted average shares outstanding:
Basic	23,487	23,334	24,715	23,430	25,075

Diluted	24,143	24,688	26,047	24,876	27,083

See accompanying notes to combined financial statements.

Texas Roadhouse Holdings LLC and Entities Under Common Control

Combined Statements of Members' Equity and Comprehensive Income

($ in thousands)

	Shares	Paid in Capital	Note Receivable- Stockholders	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2000	17,942,452	$11,955	$(201)	$455	$13	$12,222
Comprehensive income:
Unrealized loss on available-for-sale securities	—	—	—	—	(7)	(7)
Net income	—	—	—	7,291	—	7,291

Total comprehensive income						7,284

Distributions to members	—	—	—	(4,421)	—	(4,421)
Capital contributions by majority stockholder	8,750	407	—	—	—	407
Noncash compensation expense	—	688	—	—	—	688
Minority interest liquidation adjustments	—	263	—	—	—	263
Repayment of note receivable-stockholders	—	—	92	—	—	92

Balance, December 30, 2001	17,951,202	$13,313	$(109)	$3,325	$6	$16,535

Net income	—	—	—	$16,953	—	$16,953
Exercise of stock options	225,086	342	—	—	—	342
Distributions to members	—	—	—	(8,265)	—	(8,265)
Capital contribution by majority stockholder	4,750	300	—	—	—	300
Noncash compensation expense	—	988	—	—	—	988
Minority interest liquidation adjustments	—	33	—	—	—	33
Repayment of note receivable-stockholders	—	—	101	—	—	101

Balance, December 31, 2002	18,181,038	$14,976	$(8)	$12,013	$6	$26,987

Comprehensive income:
Unrealized loss on derivative	—	$—	$—	$—	$(165)	$(165)
Unrealized loss on available-for-sale securities	—	—	—	—	(6)	(6)
Net income	—	—	—	23,143	—	23,143

Total comprehensive income						22,972

Exercise of stock options	437,175	1,429	—	—	—	1,429
Distributions to members	—	—	—	(14,784)	—	(14,784)
Noncash compensation expense	—	1,070	—	—	—	1,070
Minority interest liquidation adjustments	—	220	—	—	—	220
Repayment of note receivable-stockholders	—	—	8	—	—	8

Balance, December 30, 2003	18,618,213	$17,695	$—	$20,372	$(165)	$37,902

Comprehensive income:
Unrealized loss on derivative	—	$—	$—	$—	$98	$98
Net income	—	—	—	14,142	—	14,142

Total comprehensive income						14,240

Exercise of stock options	178,053	794	—	—	—	794
Distributions to members	—	—	—	(8,682)	—	(8,682)
Noncash compensation expense	—	632	—	—	—	632
Minority interest liquidation adjustments	—	69	—	—	—	69
Issuance of Class B Common Stock	2,632,688	—	—	—	—	—
Merger of WKT Restaurant Corp	(1,000)	—	—	—	—	—

Balance, June 29, 2004 (unaudited)	21,427,954	$19,190	$—	$25,832	$(67)	$44,955

See accompanying notes to combined financial statements.

Texas Roadhouse Holdings LLC and Entities Under Common Control

Combined Statements of Cash Flows

(in thousands)

	52 Weeks Ended			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
				(Unaudited)
Cash flows from operating activities:
Net income	$7,291	$16,953	$23,143	$11,702	$14,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,022	6,876	8,562	4,158	4,916
Gain on sale of majority interest in consolidated affiliate	(125)	—	—	—	—
Loss on disposal of assets	20	58	121	71	72
Noncash compensation expense	688	988	1,070	535	632
Minority interest	2,899	5,168	6,704	3,443	3,857
Equity (income) loss from investments in unconsolidated affiliates	(25)	(21)	61	37	(70)
Distributions received from investments in unconsolidated affiliates	28	22	46	12	71
Provision for doubtful accounts	54	190	100	—	5
(Increase) decrease in receivables	(3)	(824)	(6,315)	(2,233)	5,423
Decrease (increase) in inventories	3	(854)	(1,718)	(352)	(669)
(Increase) decrease in prepaid expenses and other current assets	(580)	(599)	264	505	147
Decrease (increase) in other assets	58	67	486	(130)	(18)
Increase (decrease) in accounts payable	4,443	(3,334)	4,189	1,291	1,885
Increase (decrease) in deferred revenue—gift certificates	1,783	2,663	3,521	(3,089)	(4,219)
Increase (decrease) in accrued wages	476	2,723	(793)	(2,923)	(1,682)
Increase (decrease) in accrued taxes and licenses	553	(447)	514	(858)	501
(Decrease) increase in accrued other liabilities	(218)	1,516	549	2,242	(172)
Increase in deferred rent	288	301	223	103	143
(Decrease) increase in other liabilities	(153)	272	1,431	(230)	550

Net cash provided by operating activities	22,502	31,718	42,158	14,284	25,514

Cash flows from investing activities:
Capital expenditures—property and equipment	(35,857)	(34,696)	(26,882)	(13,515)	(21,792)
Proceeds from sale-leaseback transactions	—	1,992	—	—	—
Proceeds from sale of property and equipment	163	—	358	1	2
Payment for additional ownership interest in joint venture	—	(60)	—	—	—
Payment for investment in license restaurant	(75)	—	—	—	—

Net cash used in investing activities	(35,769)	(32,764)	(26,524)	(13,514)	(21,790)

Cash flows from financing activities:
Repayments of note payable to bank	(1,457)	(5,048)	—	—	—
Proceeds from short term bank revolver	624	—	—	3,050	8,000
Proceeds from issuance of long-term debt	17,821	38,512	59,130	554	7,075
Proceeds from minority interest contributions and other	2,776	1,476	—	—	—
Repayment of stock option deposits	(125)	(98)	(263)	(54)	(185)
Proceeds from stock option deposits	407	674	958	553	375
Principal payments on long-term debt	(2,237)	(17,126)	(55,082)	(2,653)	(5,374)
Proceeds from repayment of notes receivable-stockholders	92	101	8	8	—
Principal payments on capital lease obligations	(262)	(255)	(246)	(121)	(83)
Proceeds from capital contributions by majority stockholder	407	300	—	—	—
Payments for debt issuance costs	(131)	(38)	(1,673)	—	—
Proceeds from exercise of stock options	—	341	1,099	494	694
Maturity of restricted cash	200	—	—	—	—
Distributions to minority interest holders	(3,800)	(5,629)	(6,869)	(3,317)	(3,447)
Distributions to members	(4,421)	(8,265)	(14,784)	(6,806)	(8,682)

Net cash provided by (used in) financing activities	9,894	4,945	(17,722)	(8,292)	(1,627)

Net (decrease) increase in cash	(3,373)	3,899	(2,088)	(7,522)	2,097
Cash and cash equivalents—beginning of year	7,290	3,917	7,816	7,816	5,728

Cash and cash equivalents—end of year	$3,917	$7,816	$5,728	$294	$7,825

Cash paid during the year—interest, net of amounts capitalized	$3,556	$3,631	$3,426	$1,947	$2,042

See accompanying notes to combined financial statements.

Texas Roadhouse Holdings LLC and Entities Under Common Control

Notes to Combined Financial Statements

(Tabular amounts in thousands, except share and per share data)

(1)    Description of Business

        The accompanying combined financial statements include the accounts of Texas Roadhouse Holdings LLC, its wholly-owned and majority-owned subsidiaries, Texas Roadhouse Development Corporation ("TRDC"), WKT Restaurant Corp., Texas Roadhouse Management Corp., and six license and three franchise restaurants, all of which are under common control by one controlling shareholder (collectively, "Texas Roadhouse Holdings LLC and Entities Under Common Control" or the "Company"). The controlling shareholder has the unilateral ability to implement major operating and financial policies for the combining entities. Texas Roadhouse Holdings LLC and its combined subsidiaries (collectively, "Holdings"), operate Texas Roadhouse restaurants. Holdings also provides supervisory and administrative services for certain other license and franchise restaurants. TRDC sells franchise rights and collects the franchise royalties and fees. WKT Restaurant Corp. is the managing member of Holdings. Texas Roadhouse Management Corp. provides management services to Holdings, TRDC and certain franchise and license restaurants. At December 30, 2003 and December 31, 2002, there were 162 and 142 Texas Roadhouse restaurants operating in 32 and 28 states, respectively. Of the 162 restaurants operating at December 30, 2003, (i) 87 were Company restaurants, of which 56 were wholly-owned restaurants and 31 were majority-owned or controlled restaurants, (ii) 71 were franchise restaurants, and (iii) 4 were license restaurants. Of the 87 Company restaurants, 21 are located in Texas. Of the 142 restaurants operating at December 31, 2002, (i) 77 were Company restaurants, of which 46 were wholly-owned restaurants, and 31 were majority-owned or controlled restaurants, (ii) 61 were franchise restaurants, and (iii) 4 were license restaurants. Of the 77 Company restaurants, 18 were located in Texas.

        Holdings began operating April 1, 1997 as a limited liability company. It issued shares to its members in exchange for cash and, in a series of concurrent transactions, issued shares to the owners of certain predecessor entities for the acquisition of three Texas Roadhouse restaurants and to W. Kent Taylor for the acquisition of the Texas Roadhouse operating system, trademarks, and management rights. These transactions were accounted for as purchases and resulted in the recording of approximately $2.4 million in goodwill.

(2)    Summary of Significant Accounting Policies

  (a)
  Principles of Combination

    At December 31, 2002 and December 30, 2003, the Company had a minority ownership in one and nine franchise restaurants, respectively. These unconsolidated restaurants are accounted for using the equity method. The Company exercises significant control over the operating and financial policies of these entities based on the rights granted to the Company under each entity's operating or partnership agreement. Notwithstanding the significant control exercised by the Company over their affairs, the Company does not consolidate such entities because (i) the Company owns only 5% to 10% of these entities and (ii) the revenue, expense and net income, and assets and liabilities that would be attributable to these entities would not be material to our financial position or results of operations. Should the financial position and results of operations of these entities become material to the Company's financial position and results of operations in future periods, the Company will consolidate the entities into its results.

    As described in Note (1) above, the accompanying combined financial statements include the accounts of six license and three additional franchise restaurants, all of which are under common control by one controlling shareholder, who has the unilateral ability to implement major operating and financial policies of the restaurants.

    All significant intercompany balances and transactions for these unconsolidated restaurants as well as the companies whose accounts have been combined have been eliminated.

  (b)
  Unaudited Interim Financial Statements

  The interim financial statements of the Company for the 26 weeks ended July 1, 2003 and June 29, 2004 included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 29, 2004 and results of its operations and its cash flows for the 26 weeks ended July 1, 2003 and June 29, 2004. The interim results of operations for the 26 weeks ended July 1, 2003 and June 29, 2004, respectively, are not necessarily indicative of the results that may be achieved for the full year.

  (c)
  Fiscal Year

  The Company utilizes a 52 or 53 week accounting period that ends on the last Tuesday in December. Beginning with fiscal year 2002, for operational reasons, the Company changed its fiscal year end from the last Sunday in December to the last Tuesday in December. This change resulted in fiscal year 2002 consisting of 52 weeks and two days as compared to fiscal years 2001 and 2003, which were both 52 weeks in length. The Company utilizes a 13 week accounting period for quarterly reporting purposes.

  (d)
  Cash and Cash Equivalents

  For purposes of the combined statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

  (e)
  Receivables

  Receivables consist principally of amounts due from certain franchise and license stores for reimbursement of pre-opening and other expenses, amounts due for royalty fees from franchise stores, and credit card receivables.

  Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

  (f)
  Inventories

  Inventories, consisting principally of food, beverages, and supplies, are valued at the lower of first-in, first-out cost or market. The Company purchases its products from a number of suppliers and believes there are alternative suppliers. The Company has no minimum purchase commitments with its vendors.

  (g)
  Pre-opening Expenses

  Pre-opening expenses are charged to operations as incurred. These costs include wages, benefits, travel and lodging for the training and opening management teams, and food, beverage and other restaurant operating expenses incurred prior to a restaurant opening for business.

  (h)
  Property and Equipment

  Property and equipment are stated at cost. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed over the estimated useful lives of the related assets using the straight-line method.

  The estimated useful lives are:

Land improvements	15 years
Buildings and leasehold improvements	10-25 years
Equipment and smallwares	3-10 years
Furniture and fixtures	3-10 years

  The Company leases land, buildings and/or certain equipment for several of its restaurants under noncancelable lease agreements. The Company's land and building leases typically have initial terms ranging from 10 to 15 years, and contain renewal options for one or more 5-year periods. Leasehold improvements are amortized over the term of the applicable lease or their useful lives, whichever is shorter.

  (i)
  Goodwill

  Goodwill represents the excess of cost over fair value of assets of businesses acquired. The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), as of December 31, 2001. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of the goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. There were no changes to the carrying amount of goodwill for the years ended December 31, 2002 or December 30, 2003. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets ("SFAS No. 144").

  Before the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 40 years and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operations.

  Amortization expense related to goodwill was $61,000 for the year ended December 30, 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001:

Reported net income	$7,291
Add back goodwill amortization	61

Adjusted net income	$7,352

  (j)
  Other Assets

  Other assets consist primarily of costs related to the issuance of debt. The debt issuance costs are being amortized to interest expense over the term of the related debt.

  (k)
  Impairment of Long-Lived Assets

  The Company adopted SFAS No. 144 on December 31, 2001. The adoption of SFAS No. 144 did not affect the Company's combined financial statements.

  In accordance with SFAS No. 144, long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the combined balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the combined balance sheet.

  (l)
  Segment Reporting

  As of December 30, 2003, the Company operated 87 Texas Roadhouse restaurants each as a single operating segment. The restaurants operate exclusively in the U.S. within the casual dining industry, providing similar products to similar customers. The restaurants also possess similar pricing structures, resulting in similar long-term expected financial performance characteristics. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. The Company has aggregated its operations into a single reportable segment.

  (m)
  Revenue Recognition

  Revenue from restaurant sales is recognized when food and beverage products are sold. Deferred revenue primarily represents the Company's liability for gift cards and certificates that have been sold, but not yet redeemed, and is recorded at the expected redemption value. The Company does not adjust the liability for any estimation of unused gift cards. When the gift cards and certificates are redeemed, the Company recognizes restaurant sales and reduces the deferred revenue.

  The Company franchises Texas Roadhouse restaurants. The Company executes franchise agreements for each franchise restaurant which sets out the terms of our arrangement with the franchisee. Its franchise agreements typically require the franchisee to pay an initial, non-refundable fee and continuing fees based upon a percentage of sales. Subject to the Company's approval and payment of a renewal fee, a franchisee may generally renew the franchise agreement upon its expiration. The Company collects ongoing royalties of 2.0% to 4.0% of sales from franchise restaurants. These ongoing royalties are reflected in the accompanying combined statements of income as franchise royalties and fees. The Company recognizes initial franchise fees as revenue after performing substantially all initial services or conditions required by the franchise agreement, which is generally upon the opening of a restaurant. The Company received initial franchise fees of $600,000, $80,000, $210,000, $105,000 and $120,000 for the years ended December 30, 2001, December 31, 2002, December 31, 2003 and the 26 weeks ended July 1, 2003 and June 29, 2004, respectively. Continuing franchise royalties are recognized as revenue as the fees are earned. The Company also performs supervisory and administrative services for certain franchise and license restaurants for which it receives management fees, which are recognized as the services are performed. Revenue from supervisory and administrative services is recorded as a reduction of general and administrative expenses on the accompanying combined statements of income. Total revenue recorded for supervisory and administrative services for the years ended December 30, 2001, December 31, 2002, and December 30, 2003 was approximately $157,000, $118,000 and $255,000, respectively. Total revenue recorded for supervisory and administrative services for the 26 weeks ended July 1, 2003 and June 29, 2004 was approximately $66,000 and $226,000, respectively.

  (n)
  Income Taxes

  The Company files partnership returns for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and state taxes since these taxes are the responsibility of the members.

  The reported amounts of the Company's assets and liabilities exceeded the tax basis of those assets and liabilities by approximately $10.4 million and $13.0 million at December 31, 2002 and December 30, 2003, respectively, and $13.0 million at June 29, 2004.

  (o)
  Advertising

  The Company has a system-wide marketing and advertising fund. Company and franchise restaurants are required to remit a designated portion of sales, currently 0.3%, to a separate advertising fund that is used for marketing and advertising efforts throughout the restaurant system. Company contributions to the fund are expensed as incurred.

  Advertising costs amounted to approximately $1,737,000, $2,047,000 and $2,493,000 for the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively. Advertising costs amounted to approximately $1,207,000 and $1,313,000 for the 26-weeks ended July 1, 2003 and June 29, 2004, respectively.

  (p)
  Rent

  Certain of the Company's operating leases contain predetermined fixed escalations of the minimum rent during the original term of the lease. For these leases, the Company recognizes the related rent expense on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and amounts paid as deferred rent.

  Additionally, certain of the Company's operating leases contain clauses that provide for additional contingent rent based on a percentage of sales greater than certain specified target amounts. The Company recognizes contingent rent expense prior to the achievement of the specified target that triggers the contingent rent, provided achievement of that target is considered probable.

  (q)
  Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reporting of revenue and expenses during the period to prepare these combined financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill, and obligations related to workers' compensation insurance. Actual results could differ from those estimates.

  (r)
  Comprehensive Income

  SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.

    Comprehensive income consists of net income and net unrealized gains (losses) on securities and derivatives and is presented in the combined statements of members' equity and comprehensive income.

  (s)
  Stock Option Plan

  The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board ("FASB") Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123") and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by existing accounting standards, the Company has elected to continue to apply the intrinsic- value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	52 Weeks Ended			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
Net income, as reported	$7,291	$16,953	$23,143	$11,702	$14,142
Deduct total stock-based-employee compensation expense determined under fair-value-based method for all rewards	(551)	(930)	(933)	(589)	(312)

Pro forma net income	$6,740	$16,023	$22,210	$11,113	$13,830

  The per share weighted average fair value of stock options granted during 2001, 2002, 2003 and 2004 YTD was $0.84, $1.04, $1.07 and $1.36, respectively, using the Black Scholes option-pricing model (excluding a volatility assumption) with the following weighted average assumptions:

	52 Weeks Ended			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
Risk-free interest rate	4.67%	3.81%	2.82%	2.78%	3.25%
Expected life (years)	5.0	5.0	5.0	5.0	5.0
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

  (t)
  Fair Value of Financial Instruments

  At December 31, 2002 and December 30, 2003, the fair value of cash and cash equivalents, accounts receivable, and accounts payable approximated their carrying value based on the short-term nature of these instruments. The fair value of the Company's long-term debt and debt-related derivative instruments is estimated based on the current rates offered to the Company for instruments of similar terms and maturities. The carrying amounts and related estimated fair values for the Company's debt and debt-related derivative instruments are as follows:

	December 31, 2002		December 30, 2003		June 29, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Installment loans	$65,509	$66,866	$14,126	$15,877	$13,552	$15,230
Term loans	—	—	14,987	14,987	12,262	12,262
Revolver	—	—	35,200	35,200	40,200	40,200
Debt-related derivative:
Open contract in a net liability position	—	—	(165)	(165)	(67)	(67)
  (u)
  Derivative Instruments and Hedging Activities

  The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the combined balance sheet at their respective fair values.

  The Company has entered in a derivative contract to manage its interest rate exposure on its debt instruments. On the date the derivative contract was entered into, the Company designated the derivative as a hedge of the variability of cash flows to be paid related to a recognized liability (cash-flow hedge). For the hedging relationship, the Company has formally documented the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process included linking the derivative that is designated as a cash-flow hedge to a specific liability on the combined balance sheet. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings.

    The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is dedesignated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, or management determines that the designation of the derivative as a hedging instrument is no longer appropriate.

    When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the combined balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the combined balance sheet and recognizes any subsequent changes in its fair value in earnings.

  (v)
  Recently Issued Accounting Standards

  In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities ("FIN 46R"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company will be required to apply FIN 46R to variable interests in variable interest entities (VIEs) created after December 30, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation is effective for the Company for the quarter ended March 30, 2004. For any VIEs that must be combined under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their fair value amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

  FIN 46R excludes from its scope businesses (as defined by FIN 46R) unless certain conditions exist. We believe the franchise entities which operate our restaurants meet the definition of a business. Thus, we are currently evaluating whether any conditions exist that would subject any of our franchisees to the provisions of FIN 46R, requiring us to determine if they are VIEs, and if so, whether we have a controlling financial interest in the entity. We do not possess any ownership interests in our franchisees other than our investment in various unconsolidated affiliates accounted for under the equity method. Additionally, we generally do not provide financial support to our franchisees in a typical franchise relationship. As a result of the adoption of FIN 46R, we did not consolidate any franchise entities.

  The Company's majority-owned or controlled restaurant entities are currently combined. These entities would be considered variable interest entities under the provisions of FIN 46R, and the Company believes it will continue to combine them upon adoption of that interpretation. The Company's maximum exposure to loss as a result of its involvement with these entities is estimated to be the investment in the entities and the minority interests'

    portion of debt to the Company and totals approximately $8.4 million and $8.1 million at December 30, 2003 and June 29, 2004, respectively.

  SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of December 31, 2003, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on December 29, 2004. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

(3)    Long-term Debt

        Long-term debt consisted of the following:

	December 31, 2002	December 30, 2003	June 29, 2004
Installment loans, due 2003-2026	$65,509	$14,126	$13,552
Term loans, due in equal quarterly installments through June 2006	—	14,987	12,262
Revolver, due July 2006	—	35,200	40,200

	65,509	64,313	66,014
Less current maturities	6,415	8,059	7,066

	$59,094	$56,254	$58,948

        Maturities of long-term debt at December 30, 2003, excluding capital leases, are as follows:

2004	$8,059
2005	6,899
2006	40,737
2007	2,234
2008	784
Thereafter	5,600

$64,313

        During 2002, Holdings entered into several installment loans with financial institutions to finance land, buildings, and equipment of new restaurants. The weighted average interest rates for installment loans outstanding at December 31, 2002 and December 30, 2003 were 5.88% and 7.70%, respectively. The debt is secured by certain land, buildings, and equipment.

        In July 2003, Holdings completed a $100 million three year syndicated banking arrangement (the "credit facility"), the proceeds of which were used to refinance approximately 80.0% of the existing debt. The credit facility includes approximately $50 million of available financing (the "revolver") to fund development of new restaurants. The terms of this credit facility require Holdings to pay interest on outstanding term and revolver borrowings at LIBOR plus a margin of 1.50% to 2.75%, plus a commitment fee of 0.25% per year on any unused portion of the credit facility. The weighted average interest rate for term loans outstanding at December 30, 2003 was 3.93%. The weighted average interest rate for the revolver at December 30, 2003 was 3.63%. The debt is secured by certain land, buildings, and equipment.

        Certain debt agreements require compliance with financial covenants including minimum debt service coverages and maximum debt to worth ratios. The existing credit facility prohibits the Company from incurring additional debt outside the facility except for equipment financing up to $3 million, unsecured debt up to $500,000 and up to $15 million of debt incurred by majority-owned companies formed to own new restaurants. Additionally, the lenders' obligation to extend credit under the facility depends on our maintaining certain financial covenants, including a minimum consolidated fixed charge coverage ratio of 1.10 to 1.00 and a maximum consolidated leverage ratio of 3.25 to 1.00 for the four quarters prior to June 28, 2005 and 3.00 to 1.00 for the four quarters prior to June 30, 2006. The existing credit facility allows the Company to pay distributions related to the taxable income of Holdings to its members without restriction. It also allows the Company to pay the difference between the tax-related distributions and the distributions equivalent to 50% of net cash flow provided that no event of default has occurred or would result from the payment and that the Company's consolidated fixed charge coverage ratio is greater than 1.10 to 1.00. The Company is currently in compliance with such covenants.

(4)    Derivative Instruments and Hedging Activities

        The Company has an interest-rate-related derivative instrument to manage its exposure on its debt facility. The Company does not enter into derivative instruments for any purpose other than cash-flow-hedging purposes. That is, the Company does not speculate using derivative instruments.

        By using the derivative financial instrument to hedge exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not posses credit risk.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

        The Company assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Company's outstanding or forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Company's future cash flows.

        The Company uses variable-rate debt to finance a portion of its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into an interest rate swap agreement during 2003 with a notional amount of approximately $31.2 million to manage fluctuations in cash flows resulting from interest rate risk. This swap changes the variable-rate cash flow exposure on a portion of the credit facility to fixed cash flows. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of debt hedged.

        Changes in the fair value of the interest rate swap designated as an hedging instrument that effectively offsets the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. For the year ended December 30, 2003, the Company did not reclassify any amount into interest expense.

        As of December 30, 2003, approximately $36,000 of deferred losses on derivative instruments accumulated in other comprehensive income is expected to be reclassified to earnings during the next 12 months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivatives losses to earnings include the repricing of variable-rate debt. There were no cash flow hedges discontinued during 2003.

(5)    Property and Equipment, Net

        Property and equipment were as follows:

	December 31, 2002	December 30, 2003	June 29, 2004
Land and improvements	$22,457	$29,043	$33,575
Buildings and leasehold improvements	63,730	69,878	78,851
Equipment and smallwares	26,777	31,972	36,185
Furniture and fixtures	9,950	11,622	12,875
Construction in progress	3,901	4,906	7,179
Liquor licenses	797	899	1,269

	127,612	148,320	169,934
Accumulated depreciation and amortization	(17,461)	(25,269)	(30,081)

	$110,151	$123,051	$139,853

        The amount of interest capitalized in connection with restaurant construction was approximately $453,000, $407,000 and $227,000 for the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively, and $125,000 and $121,000 for the 26 weeks ended July 1, 2003 and June 29, 2004, respectively.

(6)    Leases

        The following is a schedule of future minimum lease payments required for capital leases and operating leases that have initial or remaining noncancelable terms in excess of one year as of December 30, 2003:

	Capital leases	Operating leases
2004	$305	$8,509
2005	285	8,616
2006	188	8,043
2007	117	6,589
2008	117	6,045
Thereafter	704	41,275

Total	1,716	$79,077

Less amount representing interest ranging from 9.6% to 11.4%	581

Present value of minimum capital lease payments	1,135
Less current maturities of obligations under capital leases	221

Obligations under capital leases, excluding current maturities	$914

        Capitalized lease assets, primarily building and equipment, with an original cost of approximately $2.0 million are being amortized on a straight-line basis over the applicable lease terms and interest expense is recognized on the outstanding obligations. The total accumulated amortization of property and equipment held under capital leases totaled approximately $913,000, $999,000 and $1,047,000 at December 31, 2002, December 30, 2003 and June 29, 2004, respectively.

        The Company previously financed a portion of its restaurant development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled approximately $7.3 million in 2002. The properties, which related to land and buildings for four restaurants, were sold at net book value during 2002. One of the resulting leases is being accounted for as an operating lease. The other three sale-leasebacks were accounted for as financings and reflected as debt in the combined balance sheet as of December 31, 2002 due to liens held by the buyer/lessor on certain personal property within the restaurants. The amount reflected as debt as of December 31, 2002 was approximately $5.3 million.

        During 2003, in connection with the new credit facility (see note 3) and the liens associated with the credit facility, the leases previously accounted for as financings qualified for sale-leaseback accounting and are now accounted for as operating leases. The Company deferred a gain of approximately $195,000 which is reflected in other liabilities in the accompanying combined balance sheet as of December 30, 2003 and will be amortized to rent expense over the remaining lease term.

        Rent expense for operating leases consisted of the following:

	52 weeks Ended			26 weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
Minimum rent—occupancy	$4,062	$4,715	$5,588	$2,657	$3,133
Contingent rent	348	410	417	202	220

Rent expense, occupancy	$4,410	5,125	6,005	2,859	3,353
Minimum rent—equipment	631	1,647	2,706	1,047	1,152

Rent expense	$5,041	$6,772	$8,711	$3,906	$4,505

        Equipment rent expense is included in other operating expenses in the accompanying combined statements of income.

(7)    Members' Equity

        The shares as shown in the Company's combined statements of members' equity and Comprehensive Income reflect the share activity of Texas Roadhouse Holdings LLC and W. Kent Taylor's ownership interests in the other entities under common control. Of the 18,618,212 shares shown at December 30, 2003, 18,580,111 are Texas Roadhouse Holdings LLC shares and 38,101 are shares controlled by Mr. Taylor which represent his equity contribution to the entities combined under common control and not to Texas Roadhouse Holdings LLC. Of the 21,427,954 shares shown at June 29, 2004, 18,758,165 are Texas Roadhouse Holdings LLC shares, 37,101 are shares controlled by Mr. Taylor which represent his equity contribution to the entities combined under common control, and 2,632,688 are Class B shares of Texas Roadhouse, Inc. Additionally, the share activity for 2002, 2003 and June 29, 2004 reflect 225,086, 437,175 and 178,053 shares that Texas Roadhouse Holdings LLC issued for the exercise of stock options.

        In connection with the proposed public offering as described in Note 16, the Company will undertake a series of transactions that will result in Texas Roadhouse Holdings LLC, its wholly owned and majority-owned restaurants, and the other entities under common control being combined under Texas Roadhouse, Inc. The shares described above will be exchanged for shares of Class A and Class B common stock of Texas Roadhouse, Inc. as described further in Note 14.

(8)    Commitments and Contingencies

        The estimated cost of completing capital project commitments at December 30, 2003 and June 29, 2004 was approximately $22.6 million and $36.6 million, respectively.

        The Company entered into real estate lease agreements for franchise restaurants located in Everett, MA and Longmont, CO before granting franchise rights for those restaurants. The Company has subsequently assigned the leases to the franchises, but remains contingently liable if a franchisee defaults. Under the terms of the lease, the Longmont lease was assigned in October 2003 and expires in May 2014, while the Everett lease was assigned in September 2002 and expires in February 2018. As the fair value of the guarantees is not considered significant, no liability has been recorded.

        The Company is involved in various claims and legal actions arising in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's combined results of operations, financial position or liquidity.

        The Company currently buys most of its beef from one supplier. Although there are a limited number of beef suppliers, management believes that other suppliers could provide similar product on comparable terms. A change in suppliers, however, could cause supply shortages and a possible loss of sales, which would affect operating results adversely.

(9)    Other Comprehensive Income

        The accumulated balances for each classification of other comprehensive income are as follows:

	December 31, 2002	December 30, 2003	June 29, 2004
Unrealized gain on security	$6	$—	$—
Unrealized loss on derivative instruments	—	(165)	(67)

	$6	$(165)	$(67)

(10)    Stock Option Plan

        In 1997 Texas Roadhouse Management Corp. adopted a stock option plan (the "Plan") for eligible employees. The Plan provides for granting of options to purchase shares of common stock at an exercise price not less than the fair value of the stock on the date of grant. Options are exercisable at various periods ranging from one to ten years from the date of grant. Texas Roadhouse Management Corp. requires certain of its eligible employees to make refundable deposits to be applied to the exercise price of the options. These deposits are classified as stock option deposits in the accompanying combined balance sheets.

        Stock option activity during the periods indicated, is as follows:

	Number of shares	Weighted average exercise price
Balance at December 31, 2000	2,081,170	$2.74
Granted	647,124	4.24
Expired	(67,691)	2.72
Exercised	—	—

Balance at December 30, 2001	2,660,603	3.11
Granted	1,394,530	6.51
Expired	(85,115)	4.83
Exercised	(225,086)	1.52

Balance at December 31, 2002	3,744,932	4.41
Granted	544,675	8.45
Expired	(154,414)	5.37
Exercised	(437,175)	3.27

Balance at December 30, 2003	3,698,018	$5.10

        The following table presents summarized information about stock options outstanding and exercisable at December 30, 2003:

		Options outstanding		Options exercisable
Range of exercise prices	Options	Weighted average remaining contractual life	Weighted average exercise price	Options	Weighted average exercise price
$2.11 - 2.86	145,702	5.24	$2.45	133,685	$2.43
2.93 - 4.52	1,858,588	6.57	3.40	1,358,292	3.37
4.94 - 7.83	1,306,220	8.54	6.75	569,728	6.52
8.08 - 9.05	387,508	9.51	8.69	—	—

	3,698,018			2,061,705

(11)    Noncash Compensation Expense

        Some of the Company's executive officers earned compensation at rates significantly below market levels and the Company paid no salary or bonus compensation to W. Kent Taylor, the Company's founder and chairman. General and administrative expense includes an adjustment to record the difference between the actual salary and bonus compensation paid to these officers and the Company's estimate of the fair market value, based on industry analysis and competitive benchmarking, of the services rendered by these officers.

        General and administrative expense was increased by approximately $688,000, $988,000, and $1,070,000 for the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively. General and administrative expense was increased by approximately $535,000 and $632,000 for the 26 weeks ended July 1, 2003 and June 29, 2004, respectively.

(12)    Related Party Transactions

        W. Kent Taylor owns a substantial interest in Buffalo Construction, Inc., a restaurant construction business which provides services to the Company and other restaurant companies. The Company paid Buffalo Construction, Inc. amounts totaling $13.4 million, $20.4 million and $15.0 million during 2001, 2002 and 2003, respectively. The Company paid Buffalo Construction Inc. amounts totaling $6.5 million and $9.8 million during the first 26 weeks of 2003 and 2004, respectively.

        The Longview, Texas restaurant, which is being acquired by the Company in connection with the completion of this offering, leases the land and restaurant building from an entity controlled by Steven L. Ortiz, our Chief Operating Officer. The lease is for 15 years and will terminate in November 2014. The lease can be renewed for two additional periods of five years each. Rent is approximately $16,000 per month and will increase by 5% on each of the 6th and 11th anniversary dates of the lease. The lease can be terminated if the tenant fails to pay the rent on a timely basis, fails to maintain the insurance specified in the lease, fails to maintain the building or property or becomes insolvent. Total rent payments in each of the years 2001, 2002 and 2003 were approximately $186,000 and $93,000 in each of the first 26-weeks of 2003 and 2004.

        One restaurant is currently leased from an entity owned by W. Kent Taylor and three other stockholders. The lease is for 10 years and will terminate on March 31, 2007. The lease can be renewed for three additional periods of five years each. Rent throughout the term is approximately $12,000 per month. The lease can be terminated if the tenant fails to pay rent on a timely basis, fails to maintain insurance, abandons the property or becomes insolvent. Rent expense for this restaurant was approximately $146,000 in each of the years 2001 through 2003, and $73,000 in each of the first 26 weeks of 2003 and 2004.

        The Company has eleven license and franchise restaurants owned in whole or part by certain officers, directors and stockholders of the Company. These eleven entities paid the Company fees of $207,000, $250,000, and $680,000 during the years ended December 30, 2001, December 31, 2002 and December 30, 2003, respectively. These eleven entities paid the Company fees of $235,000 and $656,000 during the 26 weeks ended July 1, 2003 and June 29, 2004, respectively.

        The Company employs Juli Miller Hart, the wife of G.J. Hart, the Company's Chief Executive Officer, as Director of Public Relations. Ms. Hart reports to W. Kent Taylor who conducts her performance reviews and determines her compensation.

        WKT Restaurant Corp., which was owned by W. Kent Taylor, received royalties of $1.4 million, $2.1 million and $2.6 million in 2001, 2002 and 2003, as well as $1.2 million and $1.6 million in the first 26 weeks of 2003 and 2004, that it was entitled to receive as consideration for its contribution of the Texas Roadhouse operating system and concept to Texas Roadhouse Holdings LLC. After the completion of the offering, as more fully described in note 16, WKT Restaurant Corp. will no longer receive such royalties. These royalties were classified as distributions in the Company's Combined Statement of Members' Equity and Comprehensive Income.

        John D. Rhodes, a stockholder, is a director and substantial stockholder of Confluent Inc., which provided certain business intelligence services to the Company through February 2004 for which it was paid an aggregate of $91,000. Services included generating marketing analysis using their proprietary software program and data provided by the Company.

(13)    WKT Restaurant Corp. Merger with Texas Roadhouse, Inc. (unaudited)

        In May 2004, in connection with the formation of Texas Roadhouse, Inc., our majority shareholder, W. Kent Taylor, contributed all of the shares of WKT Restaurant Corp., which owned 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, in exchange for 178,125 shares of Class A common stock and 2,632,688 shares of Class B common stock of Texas Roadhouse, Inc. As the sole shareholder of Texas Roadhouse, Inc., which is currently an "S" corporation, Mr. Taylor will be the beneficial owner of the one percent royalty distribution received by Texas Roadhouse, Inc., as successor to the merger with WKT Restaurant Corp., on all sales of company and license Texas Roadhouse restaurants through the date of the completion of the offering.

(14)    Pro forma Adjustments (unaudited)

        After the Company's reorganization as a C corporation, the Company will make a distribution of approximately $30.4 million to Holdings members, representing undistributed net income for periods through June 29, 2004. This distribution is shown on the accompanying pro forma combined balance sheet as distributions payable. In accordance with SEC guidance, 1,287,538 additional Class A shares have been included in the calculation of pro forma share and net income per share data for year 2003 and the 26 weeks ended June 29, 2004. The addition of these shares, the value of which would be $20.6 million using an assumed initial offering price of $16.00 per share, gives effect to the sale of the number of additional shares that would have been necessary to pay the distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004 (which does not include the results of TRDC, Texas Roadhouse Management Corp., WKT Restaurant Corp., and nine franchise restaurants). The distribution in excess of undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ending June 29, 2004, was calculated as follows:

Distributions payable with respect to the net income of Texas Roadhouse Holdings LLC for all periods prior to June 29, 2004		$30,430
Net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004	$19,886
Distributions paid on the net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004	10,057

Undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004		$9,829

Distributions payable with respect to the net income of Texas Roadhouse Holdings LLC for all periods prior to June 29, 2004 in excess of its undistributed net income for the twelve months ended June 29, 2004		$20,601

        In connection with the reorganization as a C corporation, a pro forma income tax provision has been calculated as if the Company were taxable at an estimated combined effective income tax rate of 35.3% for the 26 weeks ended June 29, 2004 and included in the accompanying pro forma combined statement of income. The pro forma income tax provision does not include an adjustment to establish a deferred tax liability related to the $5.0 million excess of the reported amounts of the Company's assets and liabilities over the tax basis of those assets and liabilities at June 29, 2004.

        Under the terms of an agreement associated with the formation of Texas Roadhouse Inc., W. Kent Taylor contributed all of his interests in WKT Restaurant Corp., which owned 178,125 common shares of Texas Roadhouse Holdings LLC and the right to receive a one percent distribution on all sales of company and license Texas Roadhouse restaurants, in exchange for 178,125 shares of Texas Roadhouse Inc. Class A common stock and 2,632,688 shares of Texas Roadhouse, Inc. Class B common stock. The shares and the related distribution have been reflected in the accompanying pro forma combined balance sheet and calculation of pro forma net income per share. The shares reflected in the accompanying calculation of pro forma net income per share vary during the periods presented due to the changes in measurement period and the relative proportion of the component entities' net income used in the acquisition formulas provided under the corresponding operating or partnership agreements. These calculations are based on the net income of the six license restaurants and three franchise restaurants for the period presented.

        Mr. Taylor will also receive 1,754,531 shares of Texas Roadhouse, Inc. Class A common stock in exchange for his 450 shares in TRDC, and 670,268 shares of Texas Roadhouse, Inc. Class A common stock in exchange for his 36,651 shares in the six license restaurants and three franchise restaurants. The 2,424,799 Class A shares expected to be issued in exchange for Mr. Taylor's 37,101 shares in these Texas Roadhouse entities, have been reflected in the accompanying calculation of pro forma net income per share.

        The following table summarizes the above transactions, the acquisition transactions discussed in Note 16 and the effect of these transactions on the total shares reflected on the accompanying combined statements of members' equity and comprehensive income as of June 29, 2004.

Total Class A and Class B Shares per the accompanying combined statements of members' equity(1)	21,427,954
Class A shares to be issued in connection with the combination of operations under common control:
Exchange of Mr. Taylor's 450 shares of Texas Roadhouse Development Corporation for 1,754,531 Class A shares of Texas Roadhouse, Inc.	(450 1,754,531)
Exchange of Mr. Taylor's 36,651 shares of the 9 license/franchise stores for 670,268 Class A shares of Texas Roadhouse, Inc.	(36,651 670,268)
Excess distribution(2)	1,287,538

Total pro forma Class A and Class B shares to be issued in connection with the combination of operations under common control	25,103,190
Class A shares to be issued for the remaining equity interests in acquisition transactions:
Texas Roadhouse Development Corporation	584,844
22 Majority-owned restaurants	1,673,546
9 License/franchise controlled restaurants	682,766
1 Franchise restaurant	144,617

Total pro forma Class A shares to be issued for remaining equity interests in acquisition transactions	3,085,773
Excess distribution(2)	(1,287,538)

Total Class A and Class B shares to be outstanding prior to offering	26,901,425

(1)
Includes 2,632,688 Class B shares of Texas Roadhouse, Inc.

(2)
These shares give effect to the number of shares the proceeds from which would have been necessary to pay the distributions in excess of the undistributed net income of Texas Roadhouse Holdings LLC for the twelve months ended June 29, 2004. These shares have been included in the calculation of pro forma weighted average shares outstanding for 2003 and 2004 YTD. As such, they are deducted from the total pro forma Class A shares to be issued to arrive at the total Class A and Class B shares to be outstanding prior to the offering.

        The number of shares issued to Mr. Taylor for his majority interest in WKT Restaurant Corp. and TRDC was calculated so as to be neither accretive nor dilutive since the 2003 earnings per share impact on our predecessor company, Texas Roadhouse Holdings LLC, was zero. The number of shares issued to Mr. Taylor for his controlling interest in nine restaurants was determined using the acquisition formulas stated in the corresponding operating or partnership agreements.

        In addition to the shares expected to be issued to W. Kent Taylor in connection with the above transactions, the accompanying calculations of pro forma net income per share also include the weighted average outstanding shares of 17,917,850, 18,017,649, 18,369,623, 18,301,637 and 18,729,833 of Texas Roadhouse Holdings LLC, at December 30, 2001, December 31, 2002, December 30, 2003, July 1, 2003 and June 29, 2004, respectively. The diluted earnings per share calculations show the effect of the weighted average stock options outstanding from the Company's stock option plan as discussed in note 10.

        The following table sets forth the calculation of pro forma weighted average shares outstanding (in thousands) as presented in the accompanying combined statements of income:

	52 Weeks Ended			26 Weeks Ended
	December 30, 2001	December 31, 2002	December 30, 2003	July 1, 2003	June 29, 2004
Net income adjusted for pro forma income taxes	$4,732	$10,912	$14,764	$7,466	$9,153
Basic EPS:
Weighted-average common shares outstanding:
Texas Roadhouse Holdings	17,918	18,017	18,370	18,302	18,730
Shares issued for distribution payable	—	—	1,287	—	1,287
Class B shares to Mr. Taylor for his interests in WKT	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interests in TRDC	1,755	1,755	1,755	1,755	1,755
Class A shares to Mr. Taylor for his interests in 9 restaurants	1,181	929	670	740	670

Total	23,487	23,334	24,715	23,430	25,075
Basic EPS	$0.20	$0.47	$0.60	$0.32	$0.37

Diluted EPS:
Weighted-average common shares outstanding:
Shares assumed issued on exercise of dilutive share equivalents	2,475	3,296	3,720	3,592	3,658
Shares assumed purchased with proceeds of dilutive share equivalents	(1,819)	(1,942)	(2,388)	(2,146)	(1,650)
Texas Roadhouse Holdings	17,918	18,017	18,370	18,302	18,730
Shares issued for distribution payable	—	—	1,287	—	1,287
Class B shares to Mr. Taylor for his interests in WKT	2,633	2,633	2,633	2,633	2,633
Class A shares to Mr. Taylor for his interests in TRDC	1,755	1,755	1,755	1,755	1,755
Class C shares to Mr. Taylor for his interests in 9 restaurants	1,181	929	670	740	670

Shares applicable to diluted earnings	24,143	24,688	26,047	24,876	27,083
Diluted EPS	$0.20	$0.44	$0.57	$0.30	$0.34

(15)    Employment Agreements (unaudited)

        In connection with an initial public offering, the Company expects to enter into three-year employment agreements with certain executive officers subject to completing and closing the initial public offering on or before December 31, 2004. The agreements articulate compensation arrangements including salary and bonus amounts, certain non-compete provisions, and termination rights. The aggregate annual compensation and maximum annual performance bonus to be paid each year under the terms of these agreements is $1.53 million and $855,000, respectively, which exceeds the amount included in the 2003 statement of income by $92,000 and $51,000, respectively.

(16)    Subsequent Events

        The Company has filed a registration statement with the Securities and Exchange Commission (SEC) that would permit the sale of shares of Texas Roadhouse, Inc.'s Class A common stock in a proposed initial public offering.

        Immediately before the completion of this offering, the Company will become a "C" corporation through the merger of Texas Roadhouse Holdings LLC into a wholly owned subsidiary of Texas Roadhouse, Inc. Concurrently with this merger, the Company will acquire the equity interest of Texas Roadhouse Development Corporation and of Texas Roadhouse Management Corp. through mergers of those companies with wholly-owned subsidiaries of the Company. The Company will acquire the remaining equity interests in all 31 of its majority-owned or controlled company restaurants, and the entire equity interests in one franchise restaurant, through mergers of those 32 companies with wholly- owned subsidiaries of the Company. The Company will issue 3,085,773 shares of Class A common stock to the equity owners of the merged companies. These shares are calculated using predetermined acquisition formulas as required by each entity's operating, partnership or franchise agreement. These transactions will be accounted for as step acquisitions using the purchase method as defined in FASB Statement No. 141, "Business Combinations." Assuming a purchase price of $49.4 million and our preliminary estimates of the fair value of net assets acquired, $43.0 million of goodwill will be generated by the acquisitions. The purchase price of $49.4 million was calculated using an assumed initial offering price of $16.00 per share. These acquisitions, which are expected to be accretive to earnings, are consistent with our long-term strategy to increase net income and earnings per share. As a result, immediately before the completion of this offering, (i) the Company will have a total of 95 company restaurants, all of which will be wholly-owned and (ii) there will be a total of 78 franchise restaurants. The Company will record a cumulative net deferred tax liability of $5.0 million and a corresponding charge to its provision for income taxes upon becoming a "C" Corporation immediately before the closing of this offering.

        Following this offering, the Company's founder and chairman, W. Kent Taylor, will own 2,632,688 of the Company's outstanding shares of Class B common stock. The Class B common stock has ten votes per share, while Class A common stock, has one vote per share. As a result, Mr. Taylor will have the ability to control the Company's management and affairs and the outcome of all matters requiring stockholder approval, including the election and removal of its entire board of directors, any merger, consolidation or sale of all or substantially all of its assets. While this dual class structure is in effect, Mr. Taylor would continue to be able to control all matters submitted to the Company's stockholders even if in the future he were to own significantly less than 50% of the equity of the Company due to his Class B shares.

        On September 20, 2004, the Company declared a 1.1875-for-one stock split of the Company's Class A and Class B common stock to stockholders of record immediately prior to the offering. All share and per share information included in the accompanying combined financial statements for all periods presented have been adjusted to retroactively reflect the stock split.

        The separate financial statements of Texas Roadhouse, Inc., the registrant and successor to the entities described above, have not been included in the Registration Statement. The separate financial statements of Texas Roadhouse, Inc. have been excluded because the company has no material assets or liabilities.

GIFT CARD
TEXAS
ROADHOUSE

Just For Starters

Combo Appetizer - The perfect combination to share - Chicken Critters, Rattlesnake Bites and Tater Skins served with your choice of three sauces (BBQ Sauce, Cajun Horseradish Sauce, Honey Mustard, Ranch or Sour Cream) $7.99

Cactus Blossom - A tasty sliced onion, fried golden brown and served with our special cajun horseradish sauce $5.79

Buffalo Wings - Served naked or breaded, with celery and bleu cheese, available in Mild, Hot & 911 .... $5.99

Chicken Critters - All white meat tenderloin strips, hand dipped in our signature batter, fried to a crispy golden brown and served in a basket with steak fries... $5.99

Cheese Fries - A heaping amount of golden brown steak fries with melted cheese and bacon (add chili for 79¢) $4.99

Rattlesnake Bites - Rounds of diced jalapeños and jack cheese, hand battered and lightly fried. Served with cajun horseradish sauce for dipping $3.99

Tater Skins - Topped with cheddar cheese, bacon and sour cream $5.79

Killer Ribs - Award-winning ribs served in a basket with steak fries $6.99

Texas Red Chili - Made-from-scratch recipe, topped with cheddar cheese and red onions .... Cup .... $2.49 / Bowl $3.49

Salads

All salads served with fresh baked bread and your choice of made-from-scratch dressing:

- Ranch
- Low Fat Ranch
- Honey Mustard
- Thousand Island
- Italian
- Bleu Cheese

Grilled Chicken Salad - Crisp cold greens, strips of marinated chicken, jack cheese, egg, tomato, bacon, red onions and croutons $7.69

House Salad - Fresh greens, tomato, eggs, cheddar cheese and homemade croutons $3.69

Caesar Salad - Crisp hearts of romaine, fresh parmesan cheese and homemade croutons, tossed together with our zesty Caesar dressing $3.69

Chicken Critter Salad - Hot crispy strips of chicken piled high on a bed of cold greens along with jack and cheddar cheeses, egg, tomato and bacon $7.99

Chicken Caesar Salad - Tender strips of grilled chicken tossed with crisp hearts of romaine, fresh parmesan cheese, homemade croutons and our zesty Caesar dressing $7.99

Hea

Steak Cooki
Rare: cool red
Medium Rare:
Medium: hot p
Medium Well:
Well Done: no

Specially aged grain fed beef, hand-c
Each plate served with fresh baked bread an

- Homestyle Mashed Potatoes
- Seasoned Rice
- Cup of Chili
- House or Caes
- Baked or Swe
- Steak Fries

Add a sidekick of ribs to your
Load your baked potato with cheddar c
Load your sweet potato with marshmallov

USDA Choice Sirloin 6 ounce .... $
8 ounce .... $

Ft. Worth Ribeye 10 ounce $11.99 12

Dallas Filet 6 ounce .... $

Texas T-Bone 18 ounce ....

Prime Rib 8 ounce .... $11.99 12 ounc
Visit your local Texas Roadhouse
Creamy horseradish serv

Sirloin K-Bob - Marinated sirloin, onions, tom red and green peppers served on a bed of

Road Kill - 10 ounce chopped steak with onion

Filet Medallions - Three tenderloin medallio served over a bed of seasoned rice (whi

Smother any steak with sautéed n
your choice of either brown gr

Killer Ribs & Te

RIB COOKOFF C

Alcoa, TN
Ashland, KY
Cedar Falls, IA
Columbus, IN
Decatur, IL
Grand Prairie, TX
Greensburg, PA
Hickory, NC
Knoxvil
Kokom
Louisvi
Owens

...and many other winners ac

Our award-winning rib recipe, sl
unique blend of seasonings and our
Each plate served with fresh baked brea

1/2 Slab $10.99

Sirloin Steak and BBQ Chicken
Ribs and BBQ Chicken ....
Sirloin Steak and Ribs ....
Ribeye Steak and Ribs ....

[H]EARTY STEAKS

[Coo]king Temperatures
[Rare: re]d center
[Medium Rar]e: warm red center
[Medium: ho]t pink center
[Medium We]ll: slightly pink center
[Well Done:] no pink

HAND-CUT STEAKS IN HOUSE

[...]-cut at each location.
[...] and your choice of two sides:

- [...]esar Salad
- [...]eet Potato
- Fresh Vegetables
- Green Beans
- Baked Beans

[...]ur meal for $5.99
[...]r cheese and bacon for 99¢
[...]ows and caramel sauce for 99¢

$7.99	Hearty Cut	$12.99
$9.99	Cowboy Cut	$14.99

[...]2 ounce $13.99 16 ounce $16.99
$12.99 8 ounce $15.99
$17.99

[...]nce $13.99 16 ounce $16.99
[...]e for Prime Rib availability.
[...]rved upon request

[...]matoes, mushrooms,
[...] of rice (choice of one side) $8.99
[...]ons, mushrooms and jack cheese $7.99

[...]llions (3 ounces each) $15.99
[...]hile available)

[...] mushrooms, sautéed onions and
[...]gravy or jack cheese for $1.89

[T]EXAS SIZE COMBOS

[...]CHAMPS
[...]ville, TN — Salt Lake City, UT
[...]ona, IN — Toledo, OH
[...]ville, KY — Washington, PA
[...]nsboro, KY — York, PA
[...] across the country!

[...] slow cooked with our own
[...]r Texas Roadhouse BBQ sauce.
[...]read and your choice of two sides.

[...]99 Full Slab $15.99

[...]n $11.99
$13.99
$14.99
$15.99

COUNTRY DINNERS

Each plate served with fresh baked bread and your choice of two sides:

- Homestyle Mashed Potatoes
- Seasoned Rice
- Cup of Chili
- House or Caesar Salad
- Baked or Sweet Potato
- Steak Fries
- Fresh Vegetables
- Green Beans
- Baked Beans

Load your baked potato with cheddar cheese and bacon for 99¢
Load your sweet potato with marshmallows and caramel sauce for 99¢

Smothered Chicken - Marinated chicken breast topped with sautéed onions, sautéed mushrooms and made-from-scratch cream gravy or jack cheese — $9.49

Oven Roasted Chicken - Half chicken trimmed, uniquely seasoned and slow roasted to the perfect tenderness — $7.99

Chicken Critters - All white meat chicken strips, hand dipped in signature batter and fried to a crispy golden brown — $7.99

Grilled BBQ Chicken - Marinated 1/2 lb. breast basted in our BBQ sauce — $8.99

Southwest Chicken - Grilled chicken breast topped with jack cheese, black bean sauce and sour cream — $9.49

Portobello Mushroom Chicken - Fresh, marinated chicken breast grilled to perfection and topped with made-from-scratch portobello mushroom sauce, jack cheese and fresh parmesan — $9.49

Country Fried Sirloin - Hand-battered fresh-cut sirloin served crispy and golden, topped with made-from-scratch cream gravy — $9.49

Sirloin Beef Tips - Tender pieces of sirloin with sautéed mushrooms and onions in a made-from-scratch brown gravy, served with seasoned rice or mashed potatoes and your choice of one other side — $9.49

Country Veg Plate - Choice of 4 side items (one salad only, please) — $6.99

Grilled Pork Chops - Fresh, hand-cut, boneless chops seasoned and grilled Texas style — Single Chop $7.99 / Double Chop $9.99

DOCKSIDE FAVORITES

Each plate served with fresh baked bread and your choice of two sides:

- Homestyle Mashed Potatoes
- Seasoned Rice
- Cup of Chili
- House or Caesar Salad
- Baked or Sweet Potato
- Steak Fries
- Fresh Vegetables
- Green Beans
- Baked Beans

Load your baked potato with cheddar cheese and bacon for 99¢
Load your sweet potato with marshmallows and caramel sauce for 99¢

Mountain Trout - Lightly battered and grilled — $8.99

Fried Catfish - Lightly breaded in southern cornmeal, deep fried and served with creole mustard sauce — $8.99

Grilled Salmon - A fillet salmon steak, grilled moist and tender and topped with our special lemon pepper butter — $11.99

ACTUAL TEXAS ROADHOUSE MENU
SEPT. 2004

OUR MISSION

Legendary Food, Legendary Service

TEXAS
roadhouse

9,108,408 Shares

Texas Roadhouse, Inc.

Class A Common Stock

 Prospectus
October    , 2004

Banc of America Securities LLC

Wachovia Securities

RBC Capital Markets

SG Cowen & Co.

        Until            , 2004, all dealers that buy, sell or trade our Class A common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. The registrant will pay all of these amounts. All amounts except the SEC registration fee are estimated.

SEC Registration Fee	$29,141
Accounting Fees and Expenses	300,000
Legal Fees and Expenses (excluding Blue Sky)	475,000
Printing and Engraving Fees and Expenses	300,000
Blue Sky Fees and Expenses	20,000
Transfer Agent and Registrar Fees and Expenses	20,000
Nasdaq National Market Listing Fee	125,000
NASD Filing Fee	23,500
Director and Officer Liability Insurance	500,000
Miscellaneous	207,359

Total	$2,000,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

        The Certificate of Incorporation and Bylaws of the registrant provide that the registrant shall indemnify our directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by Delaware law.

        Section 102(b)(7) of the Delaware General Corporation Law permits corporations to eliminate or limit the personal liability of their directors by adding to the certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for (a) any breach of any director's duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (d) any transaction from which the director derived an improper personal benefit.

        Article VI of the registrant's Certificate of Incorporation provides that:

"[n]o director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (c) under Section 174 of the General Corporation Law of the State of Delaware; or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware shall be amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. Any repeal or modification of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omission occurring prior to, such repeal or modification."

        In addition, the registrant intends to enter into indemnification agreements with each of its directors and executive officers. These indemnification agreements will provide for the indemnification of directors and executive officers of the registrant to the fullest extent permitted by Delaware law, whether or not expressly provided for in our Bylaws, and set forth the process by which claims for indemnification are considered.

        Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

        Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

        In May 2004, upon the incorporation of the registrant, the registrant issued 1,000 shares of Class A common stock to W. Kent Taylor in exchange for $1,000.

        In May 2004, the registrant issued 150,000 shares of Class A common stock and 2,217,000 shares of Class B common stock to Mr. Taylor in connection with the merger of WKT Restaurant Corp. into the registrant. The registrant cancelled Mr. Taylor's initial 1,000 shares of Class A common stock upon the consummation of this merger.

        In September 2004, the registrant declared share dividends totalling 28,125 shares of Class A common stock and 415,688 shares of Class B common stock.

        Upon the consummation of the acquisitions, which will take place immediately before the closing of the offering contemplated by this registration statement:

  •
  the registrant will issue an aggregate of 24,268,737 shares of Class A common stock in exchange for all the outstanding equity interests of Texas Roadhouse Holdings LLC, Texas Roadhouse Management Corp., 31 majority-owned or controlled Texas Roadhouse restaurants and one franchise restaurant; and
  •
  all outstanding options issued by Texas Roadhouse Management Corp. will automatically be converted into options to acquire shares of Class A common stock of the registrant.

        The foregoing sales of securities were made, or will be made, in reliance upon the exemption from the registration provisions of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering or with respect to the stock dividends, on the basis that no "sale" of securities occurred for purposes of the Act. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        The Exhibit Index filed herewith is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        None.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on October 4, 2004.

TEXAS ROADHOUSE, INC.
By:	/s/ G. J. HART G. J. Hart Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on October 4, 2004.

Signature	Title

* W. Kent Taylor	Chairman of the Company and Board
/s/ G. J. HART G. J. Hart	Chief Executive Officer (Principal Executive Officer)
* Scott M. Colosi	Chief Financial Officer (Principal Financial Officer)
* Tonya Robinson	Controller (Principal Accounting Officer)
*
G. J. Hart, by signing his name hereto, does hereby sign this document on behalf of each of the above-named officers and/or directors of the Registrant pursuant to powers of attorney duly executed by such persons.

By:	/s/ G. J. HART G. J. Hart Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*
3.1	Certificate of Incorporation of the Registrant.*
3.2	Form of Amended and Restated Certificate of Incorporation of Registrant to be filed prior to the closing of the Offering.*
3.3	Bylaws of the Registrant.*
4.1	Master Transaction Agreement, dated as of May 7, 2004, among Registrant and others*
4.2	Form of specimen certificate representing Class A common stock of Registrant.*
4.3	Registration Rights Agreement, dated as of May 7, 2004, among Registrant and others.*
5.1	Opinion of Frost Brown Todd LLC as to the legality of the securities being registered.*
10.1	Amended and Restated Office Lease Agreement (One Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended.*
10.2	Amended and Restated Office Lease Agreement (Two Paragon Centre), dated as of August 15, 2003, by and between Paragon Centre Associates, LLC and Texas Roadhouse Holdings LLC, as amended.*
10.3
Credit Agreement, dated as of July 16, 2003 among Texas Roadhouse Holdings LLC, Bank of America, N.A., for itself as a lender and as an agent for the benefit of the other lenders, Bank of America Securities LLC, as Co-Lead Arranger for the lenders and itself as a lender, and National City Bank of Kentucky, as Co-Lead Arranger and as Syndication Agent, and the other financial institutions as lenders.*
10.4	Employment Agreement between Registrant and G.J. Hart.*
10.5	Employment Agreement between Registrant and Scott M. Colosi.
10.6	Employment Agreement between Registrant and Steven L. Ortiz.*
10.7	Employment Agreement between Registrant and W. Kent Taylor.*
10.8	Employment Agreement between Registrant and Sheila C. Brown.
10.9	Form of Director and Executive Officer Indemnification Agreement.*
10.10
Form of Limited Partnership Agreement and Operating Agreement for company-managed Texas Roadhouse restaurants, including schedule of the owners of such restaurants and the interests held by directors, executive officers and 5% stockholders who are parties to such an agreement.*
10.11	2004 Equity Incentive Plan.*
10.12	Lease Agreement dated as of April 1, 1997, by and between Texas Roadhouse of Elizabethtown, LLC and Texas Roadhouse Holdings LLC*
10.13	Lease Agreement dated as of November 1999, by and between TEAS II, LLC and Texas Roadhouse Holdings LLC*
10.14
Form of Franchise Agreement and Preliminary Agreement for a Texas Roadhouse Restaurant Franchise, including schedule of directors, executive officers and 5% stockholders which have entered into either agreement.*

21.1	List of Subsidiaries.*
23.1	Consent of Frost Brown Todd LLC (included in Exhibit 5.1).*
23.2	Consent of KPMG LLP.
24.1	Power of Attorney (included on signature page).*
99.1	Consent of James R. Ramsey*
99.2	Consent of James R. Zarley*
99.3	Consent of Martin T. Hart*
99.4	Consent of James F. Parker*

*
Filed previously.

QuickLinks

TABLE OF CONTENTS
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
MARKET DATA AND FORECASTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
UNAUDITED CONDENSED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 29, 2004 (in thousands)
UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF INCOME FOR FISCAL YEAR 2003 (in thousands, except per share data)
UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF INCOME FOR THE 26 WEEKS ENDED JUNE 29, 2004 (in thousands, except per share data)
NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
Texas Roadhouse Holdings LLC and Entities Under Common Control Combined Balance Sheets (in thousands, except share and per share data)
Texas Roadhouse Holdings LLC and Entities Under Common Control Combined Statements of Income (in thousands, except per share data)
Texas Roadhouse Holdings LLC and Entities Under Common Control Combined Statements of Members' Equity and Comprehensive Income ($ in thousands)
Texas Roadhouse Holdings LLC and Entities Under Common Control Combined Statements of Cash Flows (in thousands)
Texas Roadhouse Holdings LLC and Entities Under Common Control Notes to Combined Financial Statements (Tabular amounts in thousands, except share and per share data)
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX